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As filed with the Securities and Exchange Commission on May 9, 2007

Registration No. 333-137124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLEAN ENERGY FUELS CORP.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4932 (Primary Standard Industrial Classification Code Number)	33-0968580 (I.R.S. Employer Identification Number)

3020 Old Ranch Parkway, Suite 200
Seal Beach, CA 90740
(562) 493-2804
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, CA 90740
(562) 493-2804
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
John J. Hentrich, Esq. James J. Slaby, Esq. Ethan D. Feffer, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130 (858) 720-8900	Stephen A. Massad, Esq. Felix P. Phillips, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, TX 77002-4995 (713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 9, 2007

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Clean Energy Fuels Corp. 20,000,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. Clean Energy Fuels Corp. is selling 10,000,000 shares of common stock, and the selling stockholders identified in this prospectus are selling an additional 10,000,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We expect that the initial public offering price will be between $13.00 and $17.00 per share.
THE OFFERING		PER SHARE		TOTAL

Initial Public Offering Price	$		$
Underwriting Discount	$		$
Proceeds to Clean Energy Fuels Corp.	$		$
Proceeds to Selling Stockholders	$		$
Selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 3,000,000 additional shares of common stock to cover over-allotments, if any.
Proposed NASDAQ Global Market Symbol: CLNE

OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in "Plan of Distribution" beginning on page 109.

    Investing in our stock involves a high degree of risk.
    See "Risk Factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Simmons & Company International
Susquehanna Financial Group, LLLP	National Bank Financial

The date of this prospectus is                          , 2007

The Natural Gas Vehicle Advantage

The Market for Natural Gas
as an Alternative Fuel
Natural gas fuels are well suited for use
by vehicle fleets which consume large
amounts of fuel and refuel at centralized
locations.

 Cheaper
Natural gas vehicle fuels are cheaper
than gasoline and diesel.

 Cleaner
Use of natural gas as a vehicle fuel
creates less pollution than use of gasoline
or diesel.

 Domestic
In 2006, an estimated 98% of the natural gas
consumed in the United States was supplied
from the United States and Canada.

Clean Energy

The Pickens Plant, an LNG liquefaction plant located in Willis, Texas

Clean Energy Founders:
Boone Pickens and Andrew Littlefair

Clean Energy

Fueling station at Los Angeles International Airport

Natural gas powered refuse haulers

Natural gas powered buses

Natural Gas for Vehicles
Clean Energy

Dispensing CNG at fueling station

TURN OFF ENGINE
NO SMOKING
VISA
Automated payment system at the dispenser

Clean Energy
Small CNG fueling station

Clean Energy
LNG tanker trailer

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	20
Use of Proceeds	21
Dividend Policy	21
Capitalization	22
Dilution	23
Selected Historical Consolidated Financial Data	25
Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Business	52
Management	75
Compensation Discussion and Analysis	81
Compensation of Directors and Executive Officers	85
Certain Relationships and Related Party Transactions	96
Principal and Selling Stockholders	99
Description of Capital Stock	103
Shares Eligible for Future Sale	107
Plan of Distribution	109
Legal Matters	121
Experts	122
Where You Can Find More Information	122
Glossary of Key Terms	A-1

              You should rely only on the information in this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is only accurate as of the date of this prospectus. Our business and financial condition may have changed since that date.

PROSPECTUS SUMMARY

              This summary should be read together with the more detailed information in this prospectus regarding our company and the stock being sold in this offering. This summary provides an overview and does not contain all the information you should consider before investing in our stock. Please read the entire prospectus carefully, including "Risk Factors" beginning on page 7 and the "Glossary of Key Terms" beginning on page A-1.

Our Business

              We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, having supplied natural gas fuels to our customers since 1997. In the late 1980s, one of our founders, Boone Pickens, became convinced that natural gas had a number of advantages over gasoline and diesel as a vehicle fuel. Over the next decade and a half, Mr. Pickens and Andrew Littlefair, our CEO, were pioneers in developing this market, targeting vehicle fleets because they consume large amounts of fuel, refuel at centralized locations and are subject to increasingly stringent requirements to reduce emissions. Natural gas vehicle fuels include compressed natural gas (CNG) and liquefied natural gas (LNG).

              Messrs. Pickens and Littlefair founded our company on the premise that natural gas is cheaper and cleaner than gasoline and diesel, and that almost all natural gas consumed in the United States is produced in North America.

              Cheaper—Over the last several years, natural gas vehicle fuels have become increasingly less expensive than gasoline and diesel fuel, as the spread has increased between the price of natural gas (on a gasoline gallon equivalent basis) and the prices of gasoline and diesel. Retail fuel prices for the month of March 2007 show that the average pump price of regular gasoline, as reported by Oil Price Information Service (OPIS), was $0.89 per gasoline gallon equivalent higher than our average CNG pump price in the State of California. Tax incentives further increase the cost advantage of natural gas vehicle fuels, such as the federal Volumetric Excise Tax Credit (VETC) of $0.50 per gasoline gallon equivalent of CNG and per liquid gallon of LNG sold for vehicle use, which became effective October 1, 2006.

              Cleaner—CNG and LNG create less pollution than gasoline or diesel. Natural gas vehicles have been shown to reduce smog-causing NOx emissions by 50% or greater and particulate matter (soot) by 70% when compared to same-model diesel vehicles in South Coast Air Quality Management District engine tests. Emissions reductions are increasingly important as more stringent federal regulations effective in 2007 and 2010 will limit acceptable levels of emissions for new heavy-duty vehicles, such as buses and trucks. From well to wheels, natural gas reduces levels of greenhouse-gas emissions up to 27% for light-duty vehicles and up to 21% for medium and heavy-duty vehicles.

              Domestically available—In 2006, according to the U.S. Department of Energy's Energy Information Administration, or EIA, the United States consumed 17.1 million barrels of crude oil per day, of which 58% was imported from outside the United States and Canada. By comparison, an estimated 98% of the natural gas consumed in the United States in 2006 was supplied from the United States and Canada, making natural gas less vulnerable to foreign supply disruption. Additionally, biogas, which is sourced from waste streams, represents a renewable and domestic supply of natural gas.

              We offer a comprehensive solution to enable vehicle fleets to run on natural gas as an alternative to gasoline or diesel. We design, build, finance and operate fueling stations and supply our customers with CNG and LNG. CNG is produced from natural gas which is supplied by local utilities to vehicle fueling stations, where it is compressed and dispensed into vehicles in gaseous form. LNG generally is used in trucks and other medium to heavy-duty vehicles as an alternative to diesel, typically where a vehicle must carry a greater volume of fuel. LNG is natural gas that is super cooled at a liquefaction plant until it condenses into a liquid. We deliver LNG supplied by third party plants as well as our own plant to fueling stations via our fleet of 48 tanker trailers. At the stations, LNG is stored in above ground containers until dispensed into vehicles in liquid form.

              We also help our customers acquire and finance natural gas vehicles and obtain local, state and federal clean air incentives. We serve over 200 fleet customers operating over 14,000 natural gas vehicles in a variety of markets, including public transit, refuse hauling, airports, taxis and regional trucking. We own, operate or supply 172 natural gas fueling stations in 12 U.S. states and Canada. In 2006, we delivered over 68.4 million gasoline gallon equivalents of CNG and LNG and for the first three months of 2007 we delivered over 17.8 million gasoline gallon equivalents of CNG and LNG.

              We have built critical mass in our primary regions of operation and expanded into new areas through strategic investments in fueling stations and through acquisitions. Although most of our LNG is currently supplied by third parties, we also have made a significant investment in LNG production capacity in an effort to expand and optimize our dedicated sources of LNG supply. In addition to our dedicated LNG liquefaction plant in Texas, we have established relationships with four LNG supply plants in the western United States, which enable us to better serve this key region. We are also in the initial stages of constructing an LNG liquefaction plant in California to enhance our ability to serve the California and Arizona markets.

Corporate Information

              We were incorporated in Delaware in April 2001 to combine the businesses of Pickens Fuel Corp., a natural gas fuels company started by our founders in 1996, and BCG eFuels, Inc., a Canadian natural gas fuels company. Our principal executive offices are located at 3020 Old Ranch Parkway, Suite 200, Seal Beach, California 90740, and our telephone number is (562) 493-2804. Our website is www.cleanenergyfuels.com. The information on our website is not part of this prospectus.

              The "Clean Energy" name and related images and symbols are our properties, trademarks and service marks. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:
By Clean Energy Fuels	10,000,000 shares
By selling stockholders	10,000,000 shares
Total	20,000,000 shares
Common stock outstanding after this offering	44,449,555 shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $137.1 million, assuming an initial public offering price of $15.00 per share, and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us. We expect to use our proceeds from this offering approximately as follows:
• $50 to 55 million to build an LNG liquefaction plant in California,
• $30 to 35 million to build CNG and LNG fueling stations,
• $15 to 20 million to finance the purchase of natural gas vehicles by our customers, and
• the balance for general corporate purposes, including making deposits to support our derivative activities, domestic and possible international geographic expansion and to expand our sales and marketing activities.
We may also use proceeds from this offering to acquire additional assets or businesses, though no acquisitions are currently pending. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk Factors	See "Risk Factors" beginning on page 7 for a discussion of factors you should carefully consider before deciding to invest in our stock.
Proposed Nasdaq Global Market symbol	CLNE

              Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase from selling stockholders up to 3,000,000 shares of our common stock.

              The number of shares of our common stock to be outstanding after this offering is based on the number of shares of capital stock outstanding as of March 31, 2007 and excludes:

    •
    15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share,

    •
    2,401,000 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.97 per share (of which options to purchase 2,376,000 shares of our common stock at a weighted average exercise price of $2.96 per share were exercisable), 256,144 of which will be issued upon exercise of such options by selling stockholders in connection with this offering,

    •
    2,825,500 shares of common stock issuable upon the exercise of options to be granted to employees at the closing of this offering at an exercise price equal to the initial public offering price, and

    •
    2,187,750 shares of common stock reserved and available for future issuance under our equity incentive plans.

              This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under "Plan of Distribution" beginning on page 109.

Summary Historical Consolidated Financial Data

              The following tables present our summary historical consolidated financial data. You should read this information together with our financial statements and related notes and the information under "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The summary financial data below for the years ended December 31, 2004, 2005 and 2006 are derived from our audited financial statements included in this prospectus. The summary financial data for the three months ended March 31, 2006 and 2007 are derived from our unaudited financial statements included in this prospectus.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Statement of Operations Data:
Revenue(1)	$57,641,605	$77,955,083	$91,547,316	$21,033,865	$28,167,044
Operating expenses:
Costs of sales	48,772,296	72,004,077	74,047,901	19,142,726	21,321,159
Derivative (gains) losses(2)	(10,572,349)	(44,067,744)	78,994,947	282,348	—
Selling, general and administrative	11,112,878	17,108,425	20,860,181	4,882,141	6,299,878
Depreciation and amortization	3,810,419	3,948,544	5,765,001	1,199,720	1,576,057

Total operating expenses	53,123,244	48,993,302	179,668,030	25,506,935	29,197,094

Operating income (loss)	4,518,361	28,961,781	(88,120,714)	(4,473,070)	(1,030,050)
Interest (income) expense, net	96,983	(59,780)	(746,339)	(165,306)	(292,212)
Other expense, net	605,312	140,921	255,479	24,972	123,372

Income (loss) before income taxes	3,816,066	28,880,640	(87,629,854)	(4,332,736)	(861,210)
Income tax expense (benefit)	1,686,825	11,623,053	(12,271,208)	(1,286,823)	8,969

Net income (loss)	$2,129,241	$17,257,587	$(75,358,646)	(3,045,913)	(870,179)

Basic earnings (loss) per share	$0.11	$0.76	$(2.38)	$(0.12)	$(0.03)
Fully diluted earnings (loss) per share	$0.11	$0.75	$(2.38)	$(0.12)	$(0.03)
Weighted average common shares outstanding:
Basic	18,949,636	22,602,033	31,676,399	26,214,505	34,192,786
Diluted	18,949,636	23,191,674	31,676,399	26,214,505	34,192,786

(1)
Revenue includes the following amounts:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Fuel tax credits (VETC)	$0	$0	$3,810,109	$0	$3,846,197
(2)
2006 amount includes $78,712,599 of losses on derivative contracts. The contracts were assumed by our majority stockholder, Boone Pickens, on December 28, 2006. See "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96.

The following table presents a summary of our unaudited balance sheet data as of March 31, 2007:

As of March 31, 2007
Balance Sheet Data:
Cash and cash equivalents	$11,576,014
Working capital	33,014,024
Total assets	139,775,231
Long-term debt, inclusive of current portion	268,553
Total stockholders' equity	122,023,851
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Key Operating Data:
Fueling stations served	147	161	170	165	172
Gasoline gallon equivalents delivered (in millions):
CNG	30.6	36.1	41.9	9.5	11.1
LNG	15.7	20.7	26.5	6.1	6.7

Total	46.3	56.8	68.4	15.6	17.8

Adjusted Margin (Non-GAAP)

              A portion of our natural gas fuel sales are covered by contracts under which we are obligated to sell fuel to our customers at a fixed price or a variable price subject to a cap. Our policy is to purchase natural gas futures contracts to cover our estimated fuel sales under these contracts to mitigate the risk that natural gas prices may rise above the natural gas component of the price at which we are obligated to sell gas to our customers. However, from time to time, we have sold these underlying futures contracts when we believed natural gas prices were going to fall. When we sold the futures contracts, we were exposed to the economic risk of rising natural gas prices causing our fixed price or price cap sales contracts to be in a reduced margin position or in a loss position, which occurred from time to time. At December 31, 2006, we had sold all such underlying futures contracts. Effective March 2007, we may no longer sell the underlying futures contracts associated with our fixed-price sales contracts without the prior approval of our board of directors and derivative committee.

              Our management uses a measure called Adjusted Margin to measure our operating performance and manage our business. Adjusted Margin is defined as operating income (loss), plus (1) depreciation and amortization, (2) selling, general and administrative expenses and (3) derivative (gains) losses, the sum of which is adjusted by a non-GAAP measure which we call "futures contract adjustment," which is described below. Management believes Adjusted Margin provides helpful information for investors about the underlying profitability of our fuel sales activities. Adjusted Margin attempts to approximate the results that would have been reported if our futures contracts would have qualified for hedge accounting under SFAS No. 133 and were held until they matured.

              Futures contract adjustment reflects the gain or loss we would have experienced in a respective period on the underlying futures contracts associated with our fixed price and price cap contracts had those underlying contracts been held and allowed to mature according to their contract terms.

              The material limitations of Adjusted Margin are as follows: Adjusted Margin is not a recognized term under GAAP and does not purport to be an alternative to gross margin as an indicator of operating performance or any other GAAP measure. Moreover, because not all companies use identical calculations, this presentation of Adjusted Margin may not be comparable to other similarly-titled measures of other companies. We compensate for these limitations by using Adjusted Margin in conjunction with traditional GAAP operating performance and cash flow measures, and therefore, we do not place undue reliance on this measure.

              The table below shows Adjusted Margin and also reconciles these figures to the GAAP measure operating income (loss):

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Operating income (loss)	$4,518,361	$28,961,781	$(88,120,714)	$(4,473,070)	$(1,030,050)

Futures contract adjustment	3,062,468	6,992,251	3,921,022	2,203,080	868,567
Derivative (gains) losses	(10,572,349)	(44,067,744)	78,994,947	282,348	—
Selling, general and administrative	11,112,878	17,108,425	20,860,181	4,882,141	6,299,878
Depreciation and amortization	3,810,419	3,948,544	5,765,001	1,199,720	1,576,057

Adjusted Margin	$11,931,777	$12,943,257	$21,420,437	$4,094,219	$7,714,452

RISK FACTORS

              An investment in our stock involves significant risks. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our stock. If any of these risks actually occurs, our business, results of operations, financial condition and prospects could suffer. As a result, the trading price of our stock could decline and you may lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and may incur additional losses in the future.

              In 2006 and the first three months of 2007, we incurred pre-tax losses of $8.6 million and $0.9 million, respectively, related to our operations, which consist of natural gas fueling activities and station operations, and derivative losses of $79.0 million and $0.0 million, respectively, combining for overall pre-tax losses of $87.6 million and $0.9 million, respectively. In 2004 and 2005, excluding derivative gains, we incurred pre-tax losses of $6.8 million and $15.2 million, respectively, related to our operations. We must continue to invest in developing the natural gas vehicle fuel market, and we cannot assure you that our natural gas sales activities and station operations will achieve or maintain profitability. If our natural gas sales activities and station operations continue to lose money, our business will suffer.

We historically have relied on capital contributions by related parties, particularly by Boone Pickens, and such capital may not be available in the future.

              For the fiscal years ended December 31, 2004, 2005 and 2006, Boone Pickens and an affiliated trust made cash investments of $1.9 million, $12.0 million and $18.0 million, respectively, in our company. In August 2006, we entered into a $50 million revolving line of credit with Mr. Pickens to fund margin calls related to our futures contracts. This line of credit was increased to $100 million in November 2006. In December 2006, Mr. Pickens cancelled all amounts we owed to him under this line of credit (approximately $69.7 million) and assumed all of our outstanding futures contracts, together with all associated liabilities and obligations (approximately $78.7 million), in exchange for (1) the issuance to Mr. Pickens of a five-year warrant to purchase up to 15,000,000 shares of our common stock at $10.00 per share, and (2) the assignment to Mr. Pickens of any refunds of margin deposits related to the assumed futures contracts that were made using money borrowed under the line of credit. Additionally, for the fiscal years ended December 31, 2004, 2005 and 2006, Perseus ENRG Expansion, L.L.C. and a related fund invested $3.0 million, $2.0 million and $3.0 million, respectively, in our company. We may not be able to obtain capital from related parties in the future. None of our officers, directors or stockholders (or their respective affiliates) are under any obligation to continue to provide cash to meet our future liquidity needs. If capital is unavailable to us in the future from related parties or from other persons on terms favorable to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

The volatility of natural gas prices could adversely impact the adoption of CNG and LNG vehicle fuel and our business.

              In the recent past, the price of natural gas has been volatile, and this volatility may continue. From the end of 1999 to the end of 2006, the price for natural gas, based on the NYMEX daily futures data, ranged from a low of $1.65 per Mcf to a high of $19.38 per Mcf. As of March 30, 2007, the NYMEX index price for natural gas was $7.50 per Mcf. Increased natural gas prices affect the cost to us of natural gas and will adversely impact our operating margins in cases where we have committed to sell natural gas at a fixed price without a futures contract or with an ineffective futures contract that does not fully mitigate the price risk or otherwise cannot pass on the increased costs to our customers. In addition, higher natural gas prices may cause CNG and LNG to cost more than gasoline and diesel generally, which would adversely impact the adoption of CNG and LNG as vehicle fuel. Among the factors that can cause price fluctuations in natural gas prices are changes in domestic and foreign supplies of natural gas, domestic storage levels, crude oil prices, the price difference between crude oil and natural gas, price and availability of alternative fuels, weather conditions, level of consumer demand, economic conditions, price of foreign natural gas imports, and domestic and foreign governmental regulations and political conditions.

The use of natural gas as a vehicle fuel may not become sufficiently accepted for us to expand our business.

              To expand our business, we must develop new fleet customers and obtain and fulfill CNG and LNG fueling contracts from these customers. We cannot guarantee that we will be able to develop these customers or obtain these fueling contracts. Whether we will be able to expand our customer base will depend on a number of factors, including: the level of acceptance and availability of natural gas vehicles, the growth in our target markets of fueling station infrastructure that supports CNG and LNG sales, and our ability to supply CNG and LNG at competitive prices.

The infrastructure to support gasoline and diesel consumption is vastly more developed than the infrastructure for natural gas vehicle fuels.

              Gasoline and diesel fueling stations and service infrastructure are widely available in the United States. For natural gas vehicle fuels to achieve more widespread use in the United States and Canada, they will require a promotional and educational effort, and the development and supply of more natural gas vehicles and fueling stations. This will require significant continued effort by us, as well as government and clean air groups, and we may face resistance from oil companies and other vehicle fuel companies. There is no assurance natural gas will ever achieve the level of acceptance as a vehicle fuel necessary for us to expand our business significantly.

A decline in the demand for vehicular natural gas will reduce our revenue and negatively affect our ability to sustain and grow our operations.

              We derive our revenue primarily from sales of CNG and LNG as a fuel for fleet vehicles, and we expect this trend will continue. A downturn in demand for CNG and LNG would adversely affect our revenue and ability to sustain and grow our operations. Circumstances that could cause a drop in demand for CNG and LNG vehicle fuel are described in other risk factors and include a reduction in supply of natural gas, changes in governmental incentives, the development of other alternative fuels and technologies and a sustained increase in the price of natural gas relative to gasoline and diesel.

If the prices of CNG and LNG do not remain sufficiently below the prices of gasoline and diesel, potential fleet customers will have less incentive to purchase natural gas vehicles or convert their fleets to natural gas, which would decrease demand for CNG and LNG and limit our growth.

              Natural gas vehicles cost more than comparable gasoline or diesel powered vehicles because converting a vehicle to use natural gas adds to its base cost. If the prices of CNG and LNG do not remain sufficiently below the prices of gasoline or diesel, fleet operators may be unable to recover the additional costs of acquiring or converting to natural gas vehicles in a timely manner, and they may choose not to use natural gas vehicles. In that event, our growth would be slowed and our business would suffer.

Automobile and engine manufacturers produce very few originally manufactured natural gas vehicles and engines for the U.S. and Canadian markets which may restrict our sales.

              Limited availability of natural gas vehicles restricts their wide scale introduction and narrows our potential customer base. Currently, original equipment manufacturers produce a small number of natural gas engines and vehicles, and they may not make adequate investments to expand their natural gas engine and vehicle product lines. For the North American market, there is only one automobile manufacturer that makes natural gas powered passenger vehicles, and manufacturers of medium and heavy-duty vehicles produce only a narrow range and number of natural gas vehicles. Due to the limited supply of natural gas vehicles, our ability to promote natural gas vehicles and our sales may be restricted, even if there is demand.

There are a small number of companies that convert vehicles to operate on natural gas, which may restrict our sales.

              Conversion of vehicle engines from gasoline or diesel to natural gas is performed only by a small number of vehicle conversion suppliers that must meet stringent safety and engine emissions certification standards. The engine certification process is time consuming and expensive and raises vehicle costs. Without an increase in vehicle conversion, vehicle choices for fleet use will remain limited and our sales may be restricted, even if there is demand.

If there are advances in other alternative vehicle fuels or technologies, or if there are improvements in gasoline, diesel or hybrid engines, demand for natural gas vehicles may decline and our business may suffer.

              Technological advances in the production, delivery and use of alternative fuels that are, or are perceived to be, cleaner, more cost-effective or more readily available than CNG or LNG have the potential to slow adoption of natural gas vehicles. Advances in gasoline and diesel engine technology, especially hybrids, may offer a cleaner, cost-effective option and make fleet customers less likely to convert their fleets to natural gas. Technological advances related to ethanol or biodiesel, which are increasingly used as an additive to, or substitute for, gasoline and diesel, may slow the need to diversify fuels and impact the growth of the natural gas vehicle market. In addition, hybrid, electric, hydrogen, and other alternative fuels in experimental or developmental stages may eventually offer a cleaner, more cost-effective alternative to gasoline and diesel than natural gas. Advances in technology which slow the growth of or conversion to natural gas vehicles or which otherwise reduce demand for natural gas as a vehicle fuel will have an adverse effect on our business. Failure of natural gas vehicle technology to advance at a sufficient pace may also limit its adoption and ability to compete with other alternative fuels.

Our ability to supply LNG to new and existing customers is restricted by limited production of LNG and by our ability to source LNG without interruption and near our target markets.

              Production of LNG in the United States is fragmented. LNG is produced at a variety of smaller natural gas plants around the United States as well as at larger plants where it is a byproduct of their primary natural gas production. It may become difficult for us to source additional LNG without interruption and near our current or target markets at competitive prices. If our current LNG liquefaction plant, or any of those from which we purchase LNG, is damaged by severe weather, earthquake or other natural disaster, or otherwise experiences prolonged downtime, our LNG supply will be restricted. In addition, the LNG liquefaction plant we are in the process of building in California may be significantly delayed or never built. If we are unable to supply enough of our own LNG or purchase it from third parties to meet existing customer demand, we may be liable to our customers for penalties. An LNG supply interruption would also limit our ability to expand LNG sales to new customers, which would hinder our growth. Furthermore, because transportation of LNG is relatively expensive, if we are required to supply LNG to our customers from distant locations, our operating margins will decrease on those sales.

Our third-party LNG suppliers may cancel their supply contracts with us on short notice or increase LNG prices, which would hinder our ability to meet customer demand and increase our costs.

              Two third-party LNG suppliers supplied approximately 64% of the LNG we sold for the year ended December 31, 2006 and 59% for the first three months ended March 31, 2007. Our contracts with these LNG suppliers generally may be terminated by the supplier on short notice. In particular, our supply agreement with Williams Gas Processing Company, which supplied 47% of our LNG for both the year ended December 31, 2006 and for the first three months ended March 31, 2007, can be terminated by Williams effective June 1, 2007. In addition, under certain circumstances, Williams may significantly increase the price of LNG we purchase upon 24 hours' notice if Williams' costs to produce LNG increases, and we may be required to reimburse Williams for certain other expenses. Our contract with Exxon Mobil Corporation, which supplied 17% of our LNG for the year ended December 31, 2006 and 12% for the first three months ended March 31, 2007, expires July 1, 2007. We may be unable to renew these fueling contracts. Furthermore, there are a limited number of LNG suppliers in or near the areas where our LNG customers are located. It may be difficult to replace an LNG supplier, and we may be unable to obtain alternate suppliers at acceptable prices, in a timely manner or at all. If supply interruptions were to occur, our ability to meet customer demand would be impaired, customers may cancel orders and we may be subject to supply interruption penalties. If we are subject to LNG price increases, our operating margins may be impaired and we may be forced to sell LNG at a loss under our fixed-price LNG supply contracts.

Our growth depends in part on environmental regulations mandating the use of cleaner burning fuels, and modification or repeal of these regulations may adversely impact our business.

              Our business depends in part on environmental regulations in the United States that promote or mandate the use of cleaner burning fuels, including natural gas for vehicles. Industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for cleaner vehicle emissions. The delay, repeal or modification of federal or state policies and regulations that encourage the use of cleaner vehicles could have a detrimental effect on the U.S. natural gas vehicle industry, which, in turn, could slow our growth and adversely affect our business.

Our growth depends in part on tax and related government incentives for clean burning fuels. A reduction in these incentives would increase the cost of natural gas fuel and vehicles for our customers and could significantly reduce our revenue.

              Our business depends in part on tax credits, rebates and similar federal, state and local government incentives that promote the use of natural gas as a vehicle fuel in the United States. The federal excise tax credit of $0.50 per gasoline gallon equivalent of CNG and liquid gallon of LNG sold for vehicle fuel use, which began on October 1, 2006, is scheduled to expire in September 2009. Based on the service relationship we have with our customers, either we or our customers are able to claim the credit. The failure to extend the federal excise tax credit for natural gas, or the repeal of federal or state tax credits for the purchase of natural gas vehicles or natural gas fueling equipment, could have a detrimental effect on the natural gas vehicle industry, which, in turn, could adversely affect our business and results of operations. In addition, if grant funds were no longer available under existing government programs, the purchase of or conversion to natural gas vehicles could slow and our business and results of operations could be adversely affected.

If we are unable to obtain natural gas in the amounts needed on a timely basis or at reasonable prices, we could experience an interruption of CNG or LNG deliveries or increases in CNG or LNG costs, either of which could have an adverse effect on our business.

              Some regions of the United States and Canada depend heavily on natural gas supplies coming from particular fields or pipelines. Interruptions in field production or in pipeline capacity could reduce the availability of natural gas or possibly create a supply imbalance that increases fuel price. If there are interruptions in field production, pipeline capacity, equipment failure, liquefaction production or delivery, we may experience supply stoppages which could result in our inability to fulfill delivery commitments. This could result in our being liable for contractual damages and daily penalties or otherwise adversely affect our business.

Oil companies and natural gas utilities, which have far greater resources and brand awareness than we have, may expand into the natural gas fuel market, which could harm our business and prospects.

              There are numerous potential competitors who could enter the market for CNG and LNG as vehicle fuels. Many of these potential entrants, such as integrated oil companies and natural gas utilities, have far greater resources and brand awareness than we have. If the use of natural gas vehicles increases, these companies may find it more attractive to enter the market for natural gas vehicle fuels and we may experience increased pricing pressure, reduced operating margins and fewer expansion opportunities.

We are in the process of constructing a new LNG liquefaction plant, which could cost more to build and operate than we estimate and divert resources and management attention.

              We are in the initial stages of designing and constructing an LNG liquefaction plant in California, which we plan to operate upon completion. The construction, implementation and operation of any plant of this nature has inherent risks. Permitting, environmental issues, lack of materials and lack of human resources, among other factors, could delay implementation and start up of the new LNG liquefaction plant and affect the operation of the plant. Building the new facility could also present increased financial exposure through project delays, cost-overruns and incomplete production capability. If the new plant has higher than expected construction or operating costs and is not able to produce expected amounts of LNG, we may be forced to sell LNG at a price below production costs and we may lose money.

If we do not have effective futures contracts in place, increases in natural gas prices may cause us to lose money.

              From 2004 to 2006, we sold and delivered approximately 30 percent of our total gasoline gallon equivalents of CNG and LNG under contracts that provided a fixed price or a price cap to our customers over terms typically ranging from one to three years, and in some cases up to five years. At any given time, however, the market price of natural gas may rise and our obligations to sell fuel under fixed price contracts may be at prices lower than our fuel purchase or production price if we do not have effective futures contracts in place. This circumstance has in the past and may again in the future compel us to sell fuel at a loss, which would adversely affect our results of operations and financial condition. Commencing with the adoption of our revised natural gas hedging policy in February 2007, we expect to purchase futures contracts to hedge our exposure to variability related to substantial fixed price contracts. However, such contracts may not be available or we may not have sufficient financial resources to secure such contacts. In addition, under our hedging policy, we may reduce or remove futures contracts we have in place related to these contracts if such disposition is approved in advance by our board of directors. If we are not economically hedged with respect to our fixed price contracts, we will lose money in connection with those contracts during periods in which natural gas prices increase above the prices of natural gas included in our customers' contracts. As of March 31, 2007, we were not economically hedged with respect to any of the anticipated requirements of our fixed price contracts, having sold the related futures contracts which we previously held. At March 31, 2007, based on natural gas prices as of that date, we estimate we will incur between $9.9 million to $12.1 million to cover the increased price of natural gas above the inherent price of natural gas embedded in our customer's fixed price and price cap contracts over the duration of the contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Fixed Price and Price Cap Sales Contracts" on page 38 for more information about these contracts.

Our futures contracts may not be as effective as we intend.

              Our purchase of futures contracts can result in substantial losses under various circumstances, including if we do not accurately estimate the volume requirements under our fixed or price cap customer contracts when determining the volumes included in the futures contracts we purchase. We also could incur significant losses if a counterparty does not perform its obligations under the applicable futures arrangement, the futures arrangement is economically imperfect or ineffective, or our futures policies and procedures are not properly followed or do not work as planned. Furthermore, we cannot assure you that the steps we take to monitor our futures activities will detect and prevent violations of our risk management policies and procedures.

A decline in the value of our futures contracts may result in margin calls that would adversely impact our liquidity.

              We are required to maintain a margin account to cover losses related to our natural gas futures contacts. Futures contracts are valued daily, and if our contracts are in loss positions at the end of a trading day, our broker will transfer the amount of the losses from our margin account to a clearinghouse. If at any time the funds in our margin account drop below a specified maintenance level, our broker will issue a margin call that requires us to restore the balance. Payments we make to satisfy margin calls will reduce our cash reserves, adversely impact our liquidity and may also adversely impact our ability to expand our business. Moreover, if we are unable to satisfy the margin calls related to our futures contracts, our broker may sell these contracts to restore the margin requirement at a substantial loss to us.

Boone Pickens cancelled his guarantee of our futures contracts which will require us to make significantly larger initial margin deposits when we purchase futures contracts. This will adversely affect our cash flows, and we may be unable to secure these contracts on terms that are favorable or affordable to us or at all.

              Historically, we have purchased all of our natural gas futures contracts through Sempra Energy Trading Corp. We did not have any futures contracts outstanding at March 31, 2007. Our past obligations under our contract with Sempra were guaranteed by Boone Pickens. Mr. Pickens is our largest stockholder, a director and the principal of BP Capital, L.P., which advises us regarding our hedging activities. As Mr. Pickens cancelled his guarantee with Sempra as of March 7, 2007, Sempra may cancel our contract with them at any time. Without Mr. Pickens' guarantee, we expect to have significantly larger requirements for upfront margin deposits, on the order of up to ten to fifteen times greater than current deposit requirements. We also anticipate that it will be more difficult to purchase futures contracts generally (i.e., through Sempra or other third parties) without his guarantee. If we cannot enter into futures contracts, our ability to offer fixed price supply contracts to our customers may be impaired and we will become more susceptible to price fluctuations and losses if this were to occur.

If our futures contracts do not qualify for hedge accounting, our net income and stockholders' equity will fluctuate more significantly from quarter to quarter based on fluctuations in the market value of our futures contracts.

              We account for our futures activities under Statement of Financial Accounting Standards No. 133, which requires us to value our futures contracts at fair market value in our financial statements. Our futures contracts historically have not qualified for hedge accounting, and therefore we have recorded any changes in the fair market value of these contracts directly in our consolidated statements of operations in the line item "derivative (gains) losses" along with any realized gains or losses during the period. In the future, we will attempt to qualify all of our futures contracts for hedge accounting under SFAS No. 133, but there can be no assurances that we will be successful in doing so. To the extent that all or some of our futures contracts do not qualify for hedge accounting, we could incur significant increases and decreases in our net income and stockholders' equity in the future based on fluctuations in the market value of our futures contracts from quarter to quarter. For example, we experienced a derivative gain of $33.1 million for the three months ended September 30, 2005 and experienced derivative losses of $19.9 million, $0.3 million, $65.0 million and $13.7 million for the three months ended December 31, 2005, March 31, 2006, September 30, 2006 and December 31, 2006, respectively. We had no derivative gains or losses for the three months ended June 30, 2006 and March 31, 2007. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations" on page 46 for more information. Any negative fluctuations may cause our stock price to decline due to our failure to meet or exceed the expectations of securities analysts or investors.

Natural gas operations entail inherent safety and environmental risks that may result in substantial liability to us.

              Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. For example, operation of LNG pumps requires special training and protective equipment because of the extreme low temperatures of LNG. LNG tanker trailers have also in the past been, and may in the future be, involved in accidents that result in explosions, fires and other damage. These risks may expose us to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We may incur substantial liability and cost if damages are not covered by insurance or are in excess of policy limits.

Our business is heavily concentrated in the western United States, particularly in California and Arizona. Economic downturns in these regions could adversely impact our business.

              Our operations to date have been concentrated in California and Arizona. For the year ended December 31, 2006 and the three months ended March 31, 2007, sales in California accounted for approximately 38% and 40%, respectively and sales in Arizona accounted for approximately 23% and 22%, respectively, of the total amount of gallons we delivered. A decline in the economy in these areas could slow the rate of adoption of natural gas vehicles or impact the availability of incentive funds, both of which could negatively impact our growth.

We provide financing to fleet customers for natural gas vehicles, which exposes our business to credit risks.

              We loan to our customers up to 100% of the purchase price of natural gas vehicles. We may also lease vehicles to customers in the future. There are risks associated with providing financing or leasing that could cause us to lose money. Some of these risks include: most of the equipment financed is vehicles, which are mobile and easily damaged, lost or stolen; there is a risk the borrower may default on payments; we may not be able to bill properly or track payments in adequate fashion to sustain growth of this service; and the amount of capital available to us is limited and may not allow us to make loans required by customers.

Our finance and leasing activities may be unsuccessful due to competitive pressures.

              The fleet financing and leasing marketplace is competitive and dominated by large finance companies. These companies may have greater financial resources than we do, offer more attractive rates to customers, finance other types of vehicles and equipment and offer a wider range of financial services to the customer. If these large finance companies do not finance natural gas vehicles and if potential customers prefer to work with these companies, our business may be disadvantaged.

We may incur losses and use working capital if we have to purchase vehicles that we intend to place with customers.

              To ensure availability for our customers, we from time to time enter into binding purchase agreements for natural gas vehicles when there is a production lead time. Although we attempt to arrange for customers to purchase the vehicles before their delivery to us, we may be unable to locate purchasers timely and consequently may need to take delivery of and title to the vehicles. These purchases would adversely affect our cash reserves until such time as we can sell the vehicles to our customers, and we may be forced to sell the vehicles at a loss. At March 31, 2007, we had approximately $6.8 million of vehicles under binding purchase agreements without corresponding customer orders.

If we are unable to attract, retain and motivate our executives and other key personnel our business would be harmed.

              Our ability to manage and expand our business depends significantly on the skills and services of our management team, each of whom may terminate his or her service with us at any time and none of whom are subject to non-compete restrictions. We believe the loss of one or more members of our management team would harm our business because few people have comparable experience working in the natural gas vehicle industry or managing companies similar to ours. Moreover, we intend to grow our operations and to do so will need to hire additional personnel in all areas of our business, particularly in sales and marketing. Competition for qualified personnel is intense, and we therefore may be unable to attract or retain qualified personnel and expand our business as planned.

We rely on related parties for advice regarding our derivative activities, and this advice may not be available to us in the future.

              We depend upon Boone Pickens and his firm, BP Capital, L.P., for advice regarding energy markets and derivative activities. We cannot guarantee that we will be able to retain these services for any period of time. BP Capital may terminate its investment advisory agreement with us at any time upon 30 days written notice to us.

We may have difficulty managing our planned growth.

              If we grow our business as planned, our management team and our operational, financial and accounting systems will also need to be expanded. This expansion would result in increased expenses and may strain our resources. If we are unable to manage this growth, we may experience higher expenses, poor internal controls, employee attrition and customer dissatisfaction, any of which could harm our business. Additionally, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties.

              We are subject to a variety of federal, state and local laws and regulations relating to the environment, health and safety, labor and employment and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of remedial requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities.

              In connection with our LNG liquefaction activities, we need to apply for facility permits or licenses to address storm water or wastewater discharges, waste handling, and air emissions related to production activities or equipment operations. This may subject us to permitting conditions that may be onerous or costly. Compliance with laws and regulations and enforcement policies by regulatory agencies could require us to make material expenditures.

Risks Related to the Auction Process for this Offering

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

              A principal factor in determining the initial public offering price for the shares sold in this offering will be the clearing price resulting from an auction conducted by us and our underwriters. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriters' over-allotment option, may be sold to potential investors. Although we and our underwriters may elect to set the initial public offering price below the clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares could decline following our initial public offering. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

              Our underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within a required time frame, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with our underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process or are not creditworthy, in which case such bids will be reduced or rejected.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

              If the public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. As a result, successful bidders may be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our stock they are willing and prepared to purchase.

Risks Related to this Offering and Going Public

If we fail to establish and maintain effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, and investors' views of us.

              We will need to strengthen our internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. We have operated as a privately held company and our independent registered public accounting firm has identified certain internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. Specifically, we need to automate several of our processes, hire additional personnel with finance and accounting expertise and add additional policies and procedures to bolster our control and disclosure environments. Hiring qualified employees is challenging, and there can be no assurance we will be able to find the people with the skill sets we require in a timely manner. Modifying and changing systems and procedures is also challenging, and there can be no assurance that the systems or procedures will be efficient and effective once they are in place. Our accounting and financial reporting department may not currently have all of the necessary resources to ensure that we will not have significant deficiencies or material weaknesses in our system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may be limited by a variety of factors including: faulty human judgment and errors, omissions or mistakes; inappropriate management override of policies and procedures; and the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

              Ensuring that we have adequate financial and accounting controls to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are beginning the process of documenting, reviewing and improving our internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. Both we and our independent registered public accounting firm will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, identify areas for further attention and improvement. Improving our internal controls will likely involve substantial costs and take a significant time to complete, which may distract our officers, directors and employees from the operation of our business. These efforts may not ultimately be effective to maintain adequate internal controls. If we fail to establish and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information. In addition, investor perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our stock price.

We will incur increased costs as a result of being a public company.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, Nasdaq and stock exchanges have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

For example, as a result of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure. In addition, we will incur additional costs associated with our public company reporting. We also expect these new rules to make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage.

Our quarterly results of operations have not been predictable in the past and have fluctuated significantly and may not be predictable and may fluctuate in the future.

              Our quarterly results of operations have historically experienced significant fluctuations. Our net losses were $3.0 million, $1.1 million, $41.2 million, $30.0 million and $0.9 million for the three months ended March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006 and March 31, 2007, respectively. After this offering, our quarterly results may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations historically have primarily been attributable to our derivative gain and losses, but also may be due to a number of other factors, including, but not limited to: our ability to increase sales to existing customers and attract new customers; the addition or loss of large customers; construction cost overruns; the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure; changes in the price of natural gas; changes in the prices of CNG and LNG relative to gasoline and diesel; changes in our pricing policies or those of our competitors; the costs related to the acquisition of assets or businesses; regulatory changes; and geopolitical events such as war, threat of war, or terrorist actions. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations" on page 46.

              Investors in our stock should not rely on the results of one quarter as an indication of future performance as our quarterly revenues and results of operations may vary significantly in the future. Therefore, period-to-period comparisons of our operating results may not be meaningful.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

              If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $9.63 per share based on an assumed initial public offering price of $15.00 per share, as the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our stock. You will experience additional dilution upon the exercise of warrants or options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.

The price of our common stock may be volatile as a result of market conditions unrelated to our company, and the value of your investment could decline.

              The trading price of our common stock following this offering may fluctuate substantially due to factors in the market beyond our control. The price of our common stock that will prevail in the market after this offering may be lower than the price you pay, depending on many factors unrelated to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include: price and volume fluctuations in the overall stock market from time to time; actual or anticipated changes or fluctuations in our results of operations; actual or anticipated changes in the expectations of investors or securities analysts; actual or anticipated developments in our competitors' businesses or the competitive landscape generally; litigation involving us or our industry; domestic and international regulatory developments; general economic conditions and trends; widespread adoption of other alternative fuels and technologies; major catastrophic events; or sales of large blocks of our stock.

We cannot assure you that a market will develop for our stock.

              Before this offering, there was no public trading market for our stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of stock at an attractive price or at all. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our stock may decline, possibly materially.

Sales of outstanding shares of our stock into the market in the future could cause the market price of our stock to drop significantly, even if our business is doing well.

              After this offering, approximately 44,449,555 shares of our common stock will be outstanding. Of these shares, only the 20,000,000 shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. Additionally, our directors, executive officers and certain principal stockholders have agreed to enter into "lock up" agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after this offering. The lock-up is subject to extension under certain circumstances. After the lock-up agreements pertaining to this offering expire, up to an additional 24,449,525 currently outstanding shares will be eligible for sale in the public market, 22,934,159 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, and various vesting agreements. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. WR Hambrecht + Co may, in its sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

              In addition, as of March 31, 2007, there were 17,401,000 shares underlying options and warrants that were issued and outstanding, and we have authorized grants of options covering 2,825,500 shares of common stock to employees, directors and consultants at the closing of this offering under our 2006 Equity Incentive Plan. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various option and warrant agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our stock could decline.

              Shortly after the effectiveness of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our equity incentive plans. Upon the filing of the Form S-8, shares of common stock issued upon the exercise of options under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

The warrant for 15,000,000 shares of common stock held by Boone Pickens may have a dilutive effect on the common stock you purchase in this offering.

              In December 2006, we issued to Boone Pickens a warrant to purchase 15,000,000 shares of common stock at an exercise price of $10.00 per share. For more information about the issuance of this warrant, see "Certain Relationships and Related Party Transactions — Obligation Transfer and Securities Purchase Agreement" on page 96. If the value of our common stock exceeds $10.00 per share in the future, this warrant will be dilutive to net income per share of our common stock, which dilution could contribute to a decline in the value of your common stock. Assuming an initial public offering price of $15.00 per share, this warrant will contribute five million shares to the company's fully-diluted shares outstanding calculation.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

              The trading market for our stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. Further, if one or more of the analysts who do cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

A majority of our stock is beneficially owned by a single stockholder whose interests may differ from yours and who will be able to exert significant influence over our corporate decisions, including a change of control.

              After this offering, Boone Pickens and affiliates (including Madeleine Pickens, his wife) will beneficially own in the aggregate approximately 51.0% of our outstanding common stock, assuming no exercise of the underwriters' over-allotment option, or approximately 48.9%, if the over-allotment option is exercised in full. As a result, Mr. Pickens will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Mr. Pickens may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might ultimately affect the market price of our stock. Conversely, concentration may facilitate a change in control at a time when you and other investors may prefer not to sell.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

              Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

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    authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt,

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    provide that a special meeting of stockholders may only be called by our board of directors or our chief executive officer,

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    provide that the board of directors is expressly authorized to make, alter or repeal our bylaws, and

    •
    establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

              Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "would" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those discussed under "Risk Factors," which could cause our actual results to differ from those projected in any forward-looking statements we make.

              We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are unable to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by law, including U.S. securities laws and rules of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operations and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

              We estimate that we will receive net proceeds of $137.1 million from our sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease the net proceeds to us from this offering by $9.4 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus.

              We expect to use our proceeds from this offering approximately as follows:

    •
    $50 to 55 million to build an LNG liquefaction plant in California,

    •
    $30 to 35 million to build CNG and LNG fueling stations,

    •
    $15 to 20 million to finance the purchase of natural gas vehicles by our customers, and

    •
    the balance for general corporate purposes, including making deposits to support our derivative activities, geographic expansion (domestically and perhaps internationally) and to expand our sales and marketing activities.

              We may also use our proceeds from this offering to acquire additional assets or businesses, though no acquisitions are currently pending. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

              Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

              We currently intend to retain any future earnings to finance the growth, development and expansion of our business and do not anticipate paying cash dividends in the future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, and any legal or contractual restrictions on the payment of dividends.

CAPITALIZATION

              The following table sets forth our capitalization as of March 31, 2007:

    •
    on an actual basis, and

    •
    on an as adjusted basis to reflect (1) the issuance and sale by us of 10,000,000 shares of our common stock in this offering at an assumed price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and (2) the exercise of options to purchase 256,144 shares of our common stock by selling stockholders in connection with this offering, in each case at an exercise price of $2.96 per share.

              You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and our financial statements and the notes thereto in this prospectus.

	As of March 31, 2007
	Actual	As adjusted
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$11,576,014	$149,409,200

Long-term debt and capital lease obligation	$268,553	$268,553
Stockholders' equity:
Preferred stock, $0.0001 par value per share; 1,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.0001 par value per share; 99,000,000 shares authorized, 34,193,411 shares issued and outstanding, actual; 44,449,555 shares issued and outstanding, as adjusted	3,420	4,446
Additional paid-in capital	179,562,965	317,395,125
Accumulated deficit	(58,920,305)	(58,920,305)
Accumulated other comprehensive income	1,377,771	1,377,771
Total stockholders' equity	122,023,851	259,857,037

Total capitalization	$122,292,404	$260,125,590

              A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, stockholders' equity and total capitalization by $9.4 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus.

              The table above excludes the following shares:

    •
    15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share,

    •
    2,401,000 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.97 per share (of which options to purchase 2,376,000 shares of our common stock at a weighted average exercise price of $2.96 per share were exercisable), 256,144 of which will be issued upon exercise of such options by selling stockholders in connection with this offering,

    •
    2,825,500 shares of common stock issuable upon the exercise of options to be granted to employees at the closing of this offering at an exercise price equal to the initial public offering price, and

    •
    2,187,750 shares of common stock reserved and available for future issuance under our equity incentive plans.

DILUTION

              If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at March 31, 2007.

              Investors participating in this offering will incur immediate, substantial dilution. The net tangible book value of our common stock as of March 31, 2007 was $101,075,135, or $2.96 per share. Assuming (1) the sale by us of 10,000,000 shares of common stock offered in this offering at an initial public offering price of $15.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, and (2) the exercise of options to purchase 256,144 shares of common stock by selling stockholders in connection with this offering at an exercise price of $2.96 per share, our pro forma net tangible book value at March 31, 2007 would have been $238,908,321, or $5.37 per share of common stock. This represents an immediate increase in net tangible book value of $2.41 per share of common stock to our existing stockholders and an immediate dilution of $9.63 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of March 31, 2007	$2.96
Increase in net tangible book value per share attributable to the sale of common stock in this offering	$2.41
Pro forma net tangible book value per share after this offering		$5.37

Dilution per share to new investors		$9.63

              A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our net book value by $9.4 million, the net tangible book value per share, after giving effect to this offering, by $0.21 per share, and the dilution in net tangible book value per share to new investors in this offering by $0.79 per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus.

              The following table sets forth on a pro forma basis, at March 31, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders(1)	34,449,555	77.5%	$102,496,138	40.6%	$2.98
New investors	10,000,000	22.5%	$150,000,000	59.4%	$15.00

Total	44,449,555	100.0%	$252,496,138	100.0%	$5.67

(1)
Includes 256,144 shares of common stock issued upon exercise of options by selling stockholders in connection with this offering.

              The discussion and tables above are based on the number of shares of common stock outstanding at March 31, 2007.

              The discussion and tables above (except for the last table above) exclude the following shares:

    •
    15,000,000 shares of common stock issuable upon the exercise of outstanding warrants held by Boone Pickens at an exercise price of $10.00 per share,

    •
    2,401,000 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.97 per share (of which options to purchase 2,376,000 shares of our common stock at a weighted average exercise price of $2.96 per share were exercisable), 256,144 of which will be issued upon exercise of such options by selling stockholders in connection with this offering,

    •
    2,825,500 shares of common stock issuable upon the exercise of options to be granted to employees at the closing of this offering at an exercise price equal to the initial public offering price, and

    •
    2,187,750 shares of common stock reserved and available for future issuance under our equity incentive plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              You should read the following selected historical consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes elsewhere in this prospectus.

              The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and 2006, are derived from our audited consolidated financial statements in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2006 and 2007, and the consolidated balance sheet data at March 31, 2006 and 2007, are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Statement of Operations Data:
Revenue(1)	$20,512,809	$40,293,500	$57,641,605	$77,955,083	$91,547,316	$21,033,865	$28,167,044
Operating expenses:
Costs of sales	15,057,617	37,622,166	48,772,296	72,004,077	74,047,901	19,142,726	21,321,159
Derivative (gains) losses(2)	(6,263,469)	(12,161,875)	(10,572,349)	(44,067,744)	78,994,947	282,348	—
Selling, general and administrative	7,220,338	11,131,743	11,112,878	17,108,425	20,860,181	4,882,141	6,299,878
Depreciation and amortization	1,365,411	2,972,315	3,810,419	3,948,544	5,765,001	1,199,720	1,576,057

Total operating expenses:	17,379,897	39,564,349	53,123,244	48,993,302	179,668,030	25,506,935	29,197,094

Operating income (loss)	3,132,912	729,151	4,518,361	28,961,781	(88,120,714)	(4,473,070)	(1,030,050)
Interest (income) expense, net	353,031	(29,948)	96,983	(59,780)	(746,339)	(165,306)	(292,212)
Other expense, net	109,325	532,840	605,312	140,921	255,479	24,972	123,372

Income (loss) before income taxes	2,670,556	226,259	3,816,066	28,880,640	(87,629,854)	(4,332,736)	(861,210)
Income tax expense (benefit)	322,543	210,797	1,686,825	11,623,053	(12,271,208)	(1,286,823)	8,969

Net income (loss)	$2,348,013	$15,462	$2,129,241	$17,257,587	$(75,358,646)	(3,045,913)	(870,179)

Basic earnings (loss) per share	$0.21	$0.00	$0.11	$0.76	$(2.38)	$(0.12)	$(0.03)
Fully diluted earnings (loss) per share	$0.21	$0.00	$0.11	$0.75	$(2.38)	$(0.12)	$(0.03)
Weighted average common shares outstanding:
Basic	11,425,212	17,572,636	18,949,636	22,602,033	31,676,399	26,214,505	34,192,786
Diluted	11,425,212	17,572,636	18,949,636	23,191,674	31,676,399	26,214,505	34,192,786

(1)
Revenue includes the following amounts:

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Fuel tax credits (VETC)	$0	$0	$0	$0	$3,810,109	$0	$3,846,197

(2)
2006 amount includes $78,712,599 of losses on derivative contracts. The contracts were assumed by our majority stockholder, Boone Pickens, on December 28, 2006. See "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96.

	Year ended December 31,					Three months ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Balance Sheet Data:
Cash and cash equivalents	$8,041,476	$6,774,456	$1,299,746	$28,763,445	$937,445	$27,034,222	$11,576,014
Working capital	8,751,689	4,255,035	8,375,627	27,426,766	44,811,284	27,767,589	33,014,024
Total assets	70,433,146	73,117,214	79,812,007	128,613,650	136,932,636	118,622,087	139,775,231
Long-term debt, inclusive of current portion	8,929,368	7,161,461	5,921,999	5,100,256	282,396	5,038,640	268,553
Stockholders' equity	49,146,061	49,950,326	62,063,424	93,489,868	122,915,857	94,401,826	122,023,851
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Key Operating Data:
Fueling stations served	147	161	170	165	172
Gasoline gallon equivalents delivered (in millions):
CNG	30.6	36.1	41.9	9.5	11.1
LNG	15.7	20.7	26.5	6.1	6.7

Total	46.3	56.8	68.4	15.6	17.8

Adjusted Margin (Non-GAAP)

              A portion of our natural gas fuel sales are covered by contracts under which we are obligated to sell fuel to our customers at a fixed price or a variable price subject to a cap. Our policy is to purchase natural gas futures contracts to cover our estimated fuel sales under these contracts to mitigate the risk that natural gas prices may rise above the natural gas component of the price at which we are obligated to sell gas to our customers. However, from time to time, we have sold these underlying futures contracts when we believed natural gas prices were going to fall. When we sold the futures contracts, we were exposed to the economic risk of rising natural gas prices causing our fixed price or price cap sales contracts to be in a reduced margin position or in a loss position, which occurred from time to time. At December 31, 2006, we had sold all such underlying futures contracts. Effective March 2007, we may no longer sell the underlying futures contracts associated with our fixed-price sales contracts without the prior approval of our board of directors and derivative committee.

              Our management uses a measure called Adjusted Margin to measure our operating performance and manage our business. Adjusted Margin is defined as operating income (loss), plus (1) depreciation and amortization, (2) selling, general and administrative expenses and (3) derivative (gains) losses, the sum of which is adjusted by a non-GAAP measure which we call "futures contract adjustment," which is described below. Management believes Adjusted Margin provides helpful information for investors about the underlying profitability of our fuel sales activities. Adjusted Margin attempts to approximate the results that would have been reported if our futures contracts would have qualified for hedge accounting under SFAS No. 133 and were held until they matured.

              Futures contract adjustment reflects the gain or loss we would have experienced in a respective period on the underlying futures contracts associated with our fixed price and price cap contracts had those underlying contracts been held and allowed to mature according to their contract terms.

              The material limitations of Adjusted Margin are as follows: Adjusted Margin is not a recognized term under GAAP and does not purport to be an alternative to gross margin as an indicator of operating performance or any other GAAP measure. Moreover, because not all companies use identical calculations, this presentation of Adjusted Margin may not be comparable to other similarly-titled measures of other companies. We compensate for these limitations by using Adjusted Margin in conjunction with traditional GAAP operating performance and cash flow measures, and therefore, we do not place undue reliance on this measure.

              The table below shows Adjusted Margin and also reconciles these figures to the GAAP measure operating income (loss):

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Operating income (loss)	$4,518,361	$28,961,781	$(88,120,714)	$(4,473,070)	$(1,030,050)

Futures contract adjustment	3,062,468	6,992,251	3,921,022	2,203,080	868,567
Derivative (gains) losses	(10,572,349)	(44,067,744)	78,994,947	282,348	—
Selling, general and administrative	11,112,878	17,108,425	20,860,181	4,882,141	6,299,878
Depreciation and amortization	3,810,419	3,948,544	5,765,001	1,199,720	1,576,057

Adjusted Margin	$11,931,777	$12,943,257	$21,420,437	$4,094,219	$7,714,452

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

              This discussion should be read with our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and uncertainties which could cause actual results to differ from management's expectations. Please read "Risk Factors" in this prospectus for a discussion of some of these risks and uncertainties.

              We provide natural gas solutions for vehicle fleets in the United States and Canada. Our primary business activity is supplying CNG and LNG vehicle fuels to our customers. We also build, operate and maintain fueling stations, and help our customers acquire and finance natural gas vehicles and obtain local, state and federal clean air incentives. Our customers include fleet operators in a variety of markets, such as public transit, refuse hauling, airports, taxis and regional trucking.

Overview

              This overview discusses matters on which our management primarily focuses in evaluating our financial condition and operating performance.

              Sources of revenue.    We generate the vast majority of our revenue from supplying CNG and LNG to our customers. The balance of our revenue is provided by operating and maintaining natural gas fueling stations, designing and constructing natural gas fueling stations, and financing our customers' natural gas vehicle purchases.

              Key operating data.    In evaluating our operating performance, our management focuses primarily on (1) the amount of CNG and LNG gasoline gallon equivalents delivered and (2) our revenue, net income (loss), and Adjusted Margin. For more information about Adjusted Margin, please read "Selected Historical Consolidated Financial Data—Adjusted Margin (Non-GAAP)" on page 26. The following table, which you should read in conjunction with our financial statements and notes contained elsewhere in this prospectus, presents our key operating data for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007:

Gasoline gallon equivalents delivered (in millions)	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
CNG	30.6	36.1	41.9	9.5	11.1
LNG	15.7	20.7	26.5	6.1	6.7

Total	46.3	56.8	68.4	15.6	17.8
Operating data
Revenue	$57,641,605	$77,955,083	$91,547,316	$21,033,865	$28,167,044
Net income (loss)	2,129,241	17,257,587	(75,358,646)	(3,045,913)	(870,179)
Adjusted Margin	11,931,777	12,943,257	21,420,437	4,094,219	7,714,452

              Key trends in 2004, 2005, and 2006.    Vehicle fleet demand for natural gas fuels increased significantly during the years ended December 31, 2004, 2005 and 2006. This growth in demand was attributable primarily to the rising prices of gasoline and diesel relative to CNG and LNG during these periods and increasingly stringent environmental regulations affecting vehicle fleets. For more information on these topics, please read "Business—The Market for Vehicle Fuels" beginning on page 53 and "—Background on Clean Air Regulation" beginning on page 72. We capitalized on this growing demand by securing new fleet customers in a variety of markets, including public transit, refuse hauling, airports, taxis and regional trucking. Sales to previously existing customers also increased during these periods as they expanded their fleets.

              The number of fueling stations we served grew from 147 at December 31, 2004 to 172 at March 31, 2007 (a 17.0% increase), and the total annual amount of CNG and LNG gasoline gallon equivalents we delivered increased by 47.7% from 2004 to 2006. The increase in gasoline gallon equivalents delivered, together with higher prices we charged our customers due to higher natural gas prices, contributed to increased revenues during these periods. Our cost of sales also increased during these periods, which was attributable primarily to increased costs related to delivering more CNG and LNG to our customers and the increased price of natural gas.

              Anticipated future trends.    We anticipate that, over the long term, the prices for gasoline and diesel will continue to be higher than the price of natural gas as a vehicle fuel, and more stringent emissions requirements will continue to make traditional gasoline and diesel powered vehicles more expensive for vehicle fleets. We believe there will be significant growth in the consumption of natural gas as a vehicle fuel generally, and our goal is to capitalize on this trend and enhance our leadership position as this market expands. We recently began focusing on the seaports market. We already are building a natural gas fueling station, and plan to build additional natural gas fueling stations that service the Ports of Los Angeles and Long Beach. We also anticipate expanding our sales of CNG and LNG in the other markets in which we operate, including public transit, refuse hauling and airport markets. Consistent with the anticipated growth of our business, we also expect that our operating costs will increase, primarily from the logistics of delivering more CNG and LNG to our customers, as well as from the anticipated expansion of our station network. We also plan to incur significant costs related to the LNG liquefaction plant we are in the initial stages of building in California. Additionally, we intend to increase our sales and marketing team as we seek to expand our existing markets and enter new markets, which will also result in increased costs.

              Sources of liquidity and anticipated capital expenditures.    Our principal sources of liquidity have been cash provided by operations, capital contributions from our stockholders, our cash and cash equivalents and, during the third and fourth quarters of fiscal 2006, a revolving line of credit with Boone Pickens, a director and our largest stockholder. The line of credit was used to fund margin requirements on certain derivative contracts and was terminated in December 2006. We expect to spend our cash primarily on constructing new fueling stations, purchasing new LNG tanker trailers, financing natural gas vehicle purchases by our customers, and for general corporate purposes, including working capital for our expansion. We also are in the initial stages of building an LNG liquefaction plant in California. The cost of building this plant, which we estimate will be approximately $50 to 55 million, would be financed from the proceeds of this offering. For more information, please read "Liquidity and Capital Resources" below.

              Volatility in operating results related to futures contracts.    Historically, we have purchased futures contracts from time to time to help mitigate our exposure to natural gas price fluctuations in current periods and in future periods. Gains and losses related to our futures activities, which appear in the line item derivative (gains) losses, have materially impacted our results of operations in recent periods. For the years ended December 31, 2004, 2005 and 2006 derivative (gains) losses were $(10,572,349), $(44,067,744), and $78,994,947, respectively. For the three month periods ended March 31, 2006 and 2007, derivative (gains) losses were $282,348 and $0, respectively. For this reason and others, we caution investors that our past operating results may not be indicative of future results. For more information, please read "Volatility of Earnings and Cash Flows" and "Risk Management Activities" below.

              Business risks and uncertainties.    Our business and prospects are exposed to numerous risks and uncertainties. For more information, please read "Risk Factors—Risks Related to Our Business and Industry" beginning on page 7.

History

              In 1996, Boone Pickens and Andrew Littlefair formed Pickens Fuel Corp. to acquire the natural gas fueling businesses of Mesa Petroleum and Southern California Gas Company. In 2001, Clean Energy Fuels Corp. was formed to acquire the combined businesses of Pickens Fuel Corp. and BCG eFuels, Inc., an operator of natural gas fueling stations in Canada. In 2002, we acquired Blue Energy & Technologies, L.L.C., an owner and operator of natural gas fueling station assets previously owned by the Public Service Company of Colorado and the TXU Gas Company. Since that time, through additional acquisitions and investment in fueling stations, we have continued to expand geographically in the United States and Canada.

Operations

              For a general discussion of our operations and the natural gas fueling solutions we offer, please read "Business—Our Solution" on page 60 and "Business—Operations" on page 63.

              We generate revenues principally by selling CNG and LNG to our vehicle fleet customers. For the three months ended March 31, 2007, CNG represented 62% and LNG represented 38% of our natural gas sales (on a gasoline gallon equivalent basis). To a lesser extent, we generate revenues by operating and maintaining natural gas fueling stations that are owned either by us or our customers. Substantially all of our operating and maintenance revenues are generated from CNG stations, as owners of LNG stations tend to operate and maintain their own stations. In addition, we generate a small portion of our revenues by designing and constructing fueling stations and selling or leasing those stations to our customers. Substantially all of our station sale and leasing revenues have been generated from CNG stations. In 2006, we also began providing vehicle finance services to our customers.

CNG Sales

              We sell CNG through fueling stations located on our customers' properties and through our network of public access fueling stations. At these CNG fueling stations, we procure natural gas from local utilities or brokers under standard, floating-rate arrangements and then compress and dispense it into our customers' vehicles. Our CNG sales are made primarily through contracts with our fleet customers. Under these contracts, pricing is determined primarily on an index-plus basis, which is calculated by adding a margin to the local index or utility price for natural gas. We sell a small amount of CNG under fixed-price contracts and also provide price caps to certain customers on their index-plus pricing arrangement. Effective January 1, 2007, we no longer intend to offer price-cap contracts to our customers, but we will continue to perform our obligations under price-cap contracts we entered into before January 1, 2007. Our fleet customers typically are billed monthly based on the volume of CNG sold at a station. A smaller portion of our CNG sales are on a per fill-up basis at prices we set at the pump based on prevailing market conditions. These customers typically pay using a credit card at the station.

LNG Sales

              We sell substantially all of our LNG to fleet customers, who typically own and operate their fueling stations. We also sell a small volume of LNG to customers for non-vehicle use. We procure LNG from third-party producers and also produce LNG at our liquefaction plant in Texas. For LNG that we purchase from third-parties, we typically enter into "take or pay" contracts that require us to purchase minimum volumes of LNG at index-based rates. We deliver LNG via our fleet of 48 tanker trailers to fueling stations, where it is stored and dispensed in liquid form into vehicles. We sell LNG principally through supply contracts that are priced on either a fixed-price or index-plus basis. We also provided price caps to certain customers on the index component of their index-plus pricing arrangement for certain contracts we entered into on or prior to December 31, 2006. Effective January 1, 2007, we no longer intend to offer price-cap contracts to our customers, but we will continue to perform our obligations under price-cap contracts we entered into before January 1, 2007. Our LNG contracts provide that we charge our customers periodically based on the volume of LNG supplied.

Government Incentives

              From October 1, 2006 through September 30, 2009, we may receive a Volumetric Excise Tax Credit (VETC) of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG that we sell as vehicle fuel. Based on the service relationship we have with our customers, either we or our customers are able to claim the credit. We expect the tax credit will continue to factor into the price we charge our customers for CNG and LNG in the future. The legislation that created this tax credit also increased the federal excise taxes on sales of CNG from $0.061 to $0.183 per gasoline gallon equivalent and on sales of LNG from $0.119 to $0.243 per LNG gallon. These new excise tax rates are approximately the same as those for gasoline and diesel fuel.

              The Internal Revenue Service has not issued final guidance concerning VETC as it relates to LNG sales to tax-exempt entities. Consequently, we have not recorded any benefit of VETC related to these sales in our financial statements.

Operation and Maintenance

              We generate a smaller portion of our revenue from operation and maintenance agreements for CNG fueling stations where we do not supply the fuel. We refer to this portion of our business as "O&M." At these fueling stations, the customer contracts directly with a local broker or utility to purchase natural gas. For O&M services, we do not sell the fuel itself, but generally charge a per gallon fee based on the volume of fuel dispensed at the station.

Station Construction

              We generate a small portion of our revenue from designing and constructing fueling stations and selling or leasing the stations to our customers. For these projects, we act as general contractor or supervise qualified third-party contractors. We charge construction fees or lease rates based on the size and complexity of the project.

Vehicle Acquisition and Finance

              In 2006, we commenced offering vehicle finance services for some of our customers' purchases of natural gas vehicles or the conversion of their existing gasoline or diesel powered vehicles to operate on natural gas. We loan to our customers up to 100% of the purchase price of their natural gas vehicles. We may also lease vehicles in the future. Where appropriate, we apply for and receive state and federal incentives associated with natural gas vehicle purchases and pass these benefits through to our customers. We may also secure vehicles to place with customers prior to receiving a firm order from our customers, which we may be required to purchase if our customer fails to purchase the vehicle as anticipated. As of March 31, 2007, we have not generated significant revenue from vehicle finance activities.

Key Financial and Operating Data

              Our management uses a variety of financial and operational measures to analyze our performance, the most significant of which are natural gas gallons delivered and Adjusted Margin.

Natural Gas Gallons Delivered

              We view natural gas gallons delivered as a critical operating measure by which we gauge the performance of our business. We define gallons delivered as CNG and LNG volumes, expressed in gasoline gallon equivalents, that we procure and sell to our customers, plus gasoline gallon equivalents dispensed to customers at stations where we provide O&M services.

Adjusted Margin (Non-GAAP)

              Our management uses a measure called Adjusted Margin to measure our operating performance and manage our business. Adjusted Margin is defined as operating income (loss), plus (1) depreciation and amortization, (2) selling, general and administrative expenses and (3) derivative (gains) losses, the sum of which is adjusted by a non-GAAP measure which we call "futures contract adjustment," which is described below. Management believes Adjusted Margin provides helpful information for investors about the underlying profitability of our fuel sales activities. Adjusted Margin attempts to approximate the results that would have been reported if our futures contracts would have qualified for hedge accounting under SFAS No. 133 and were held until they matured.

              Futures contract adjustment reflects the gain or loss we would have experienced in a respective period on the underlying futures contracts associated with our fixed price and price cap contracts had those underlying contracts been held and allowed to mature according to their contract terms.

              For more information on Adjusted Margin, please read "Selected Historical Consolidated Financial Data—Adjusted Margin (Non-GAAP)" on page 26.

Volatility of Earnings and Cash Flows

              Our earnings and cash flows historically have fluctuated significantly from period to period based on our futures activities, as our futures contracts to date have not qualified for hedge accounting under SFAS No. 133. See "Critical Accounting Policies—Derivative Activities" below. We have therefore recorded any changes in the fair market value of these contracts directly in our statements of operations in the line item derivative (gains) losses along with any realized gains or losses generated during the period. For example, we experienced derivative gains of $33.1 million for the three months ended September 30, 2005 and experienced derivative losses of $19.9 million, $0.3 million, $65.0 million and $13.7 million for the three months ended December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively. We had no derivative gains or losses for the three months ended June 30, 2006 and March 31, 2007. Commencing with the adoption of our revised natural gas hedging policy in February 2007, we plan to structure all subsequent futures contracts as cash flow hedges under SFAS No. 133, but we can not be certain that they will qualify. See "Risk Management Activities" below. If the futures contracts do not qualify for hedge accounting, we could incur significant increases or decreases in our earnings based on fluctuations in the market value of the contracts from period to period.

              Additionally, we are required to maintain a margin account to cover losses related to our natural gas futures contacts. Futures contracts are valued daily, and if our contracts are in loss positions at the end of a trading day, our broker will transfer the amount of the losses from our margin account to a clearinghouse. If at any time the funds in our margin account drop below a specified maintenance level, our broker will issue a margin call that requires us to restore the balance. Consequently, these payments could significantly impact our cash balances.

              The decrease in the value of our futures positions and any required margin deposits on our futures contracts that are in a loss position could significantly impact our financial condition in the future.

Risk Management Activities

              A significant portion of our natural gas fuel sales are covered by contracts to sell LNG or CNG to our customers at a fixed price or a variable index-based price subject to a cap. These contracts expose us to the risk that the price of natural gas may increase above the natural gas cost component included in the price at which we are committed to sell gas to our customers. We account for sales of natural gas under these contracts as described below in "Critical Accounting Policies—Fixed Price and Price Cap Sales Contracts."

Risk Management Practices Before February 2007

              Historically, when we entered into a contract to sell natural gas fuel to a customer at a fixed price or a variable price subject to a cap, we generally sought to manage our exposure to natural gas price increases for some or all of the expected contract volumes in the natural gas futures market. We did this by purchasing futures contracts that were designed to cover the difference between the commodity portion of the price at which we were committed to sell natural gas and the price we had to pay for gas at delivery, thereby fixing the cost of natural gas we were paying. We generally purchased futures covering all or a portion of our anticipated volumes in future periods.

              From time to time, if we believed natural gas prices would decline in the future, we often elected to terminate futures contracts associated with fixed price or price cap customer contracts by selling the futures contracts and recognizing a gain upon such sales. When we did so, we lost future economic protections provided by the futures contracts.

              From 2003 through 2005, we sold futures contracts covering estimated sales volumes over future periods and realized a net gain of approximately $44.8 million upon the sale of these contracts. In 2006, we disposed of certain futures contracts covering estimated sales volumes over future periods and realized a net loss of $78.7 million. These futures contracts were transferred to and assumed by Boone Pickens in December 2006. For more information about this transfer and assumption, please read "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96.

              Our derivative activities are reflected in the line item derivative (gains) losses in our consolidated statements of operations. Two components make up this line item: (1) realized (gains) losses, and (2) unrealized (gains) losses. Realized (gains) losses represent the actual (gains) losses we realize when we sell or settle a futures contract during a period. Unrealized (gains) losses represent the (gain) or loss we record at the end of each period when we mark to market our open futures contracts at the end of each period. For realized (gains) losses on contracts sold or settled during a period, there is typically a corresponding unrealized loss (gain) on the contracts since the contracts are no longer outstanding at the end of the period and are therefore marked to zero.

              We have a derivative committee of our board of directors and have historically conducted our futures contract activity under the advice of BP Capital L.P. (BP Capital), an entity of which Boone Pickens, our largest stockholder and a director, is the principal. Through December 31, 2006, we paid BP Capital a monthly fee of $10,000 and a commission equal to 20% of our realized gains, net of realized losses, during a calendar year relating to the purchase and sale of natural gas futures contracts. BP Capital remits realized net gains to us, less its applicable commissions, on a monthly basis. We paid fees to BP Capital of $0.4 million in 2004, $11.7 million in 2005, and

$2.4 million in 2006. In March 2007, we amended our agreement with BP Capital to remove the 20% commission on our realized gains and losses during a calendar year.

              We historically have purchased our natural gas futures contracts from Sempra Energy Trading Corp. The futures are based on the Henry Hub natural gas price set on the New York Mercantile Exchange. One futures contract for CNG covers approximately 80,000 gasoline gallon equivalents of CNG, and one futures contract for LNG covers approximately 120,000 gallons of LNG. Each contract has historically required a deposit of $1,000, which is below market due to the fact that Boone Pickens had guaranteed our futures obligations to Sempra. Without this guarantee, which was cancelled March 7, 2007, we estimate the deposit amount rate will be approximately $5,000 to $12,000 per contract depending on market conditions. Additionally, without this guaranty, Sempra may terminate our contract. As of December 31, 2006, we had no futures contracts outstanding and no amounts on deposit.

August 2006 Purchase of Futures Contracts and December 2006 Assumption by Boone Pickens

              On August 2, 2006, we purchased the following futures contracts and made related deposits of $9.5 million:

Futures settlement year	Volume covered by futures (gasoline gallon equivalents)
2008	161,300,000
2009	201,625,000
2010	201,625,000
2011	201,625,000

              In December 2006, Mr. Pickens assumed all of these futures contracts, together with any and all associated liabilities and obligations, in exchange for (1) the issuance to Mr. Pickens of a five-year warrant to purchase up to 15,000,000 shares of our common stock at a purchase price of $10.00 per share and (2) the assignment to Mr. Pickens of any refunds of margin deposits related to the assumed futures contracts that were made using money borrowed under the line of credit. See "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96. At the time of assumption, these futures contracts had lost $78.7 million in value. This warrant will be dilutive to net income per share if the fair market value of our common stock exceeds $10 per share in the future. Assuming the initial public offering price of $15 per share, this warrant would contribute five million shares to the company's fully-diluted shares outstanding calculation.

Adoption of Revised Natural Gas Hedging Policy in February 2007

              In an effort to mitigate the volatility of our earnings related to our futures contracts and to reduce our risk related to fixed-price sales contracts, our board of directors revisited our risk management policies and procedures and adopted a revised natural gas hedging policy which restricts our ability to purchase natural gas futures contracts and offer fixed-price sales contracts to our customers. Unless otherwise agreed in advance by the board of directors and the derivative committee, we will conduct our futures activities and offer of fixed-price sales contracts pursuant to the policy as follows:

  1.
  We may purchase futures contracts only to hedge our exposure to variability in expected future cash flows (such variability to be referred to hereafter as Cash Flow Variability) related to fixed-price sales contracts.

  2.
  We will purchase futures contracts in quantities reasonably expected to hedge effectively our exposure to Cash Flow Variability related to each fixed-price sales contract that we enter into after the date of the policy.

  3.
  We may offer a fixed-price sales contract to a customer only if the following three conditions are met:

  a.
  We purchase futures contracts in quantities reasonably expected to hedge effectively our exposure to Cash Flow Variability related to the fixed-price sales contract;

  b.
  We reasonably expect we will have funds sufficient: (i) to make the initial margin deposit(s) related to the intended futures contracts; and (ii) to cover estimated margin calls related to these futures contracts; and

  c.
  For any contract covering 2.5 million or more gasoline gallon equivalents of CNG or LNG per year (or any contract that, combined with previous contracts that year, would cause the total gasoline gallon equivalents contracted for to exceed 7.5 million gasoline gallon equivalents that year), we consult with the derivative committee regarding the proposed transaction, and the derivative committee approves both the offer of the fixed-price sales contract(s) and the purchase of the associated futures contracts.

  4.
  When we enter into a fixed-price sales contract according to paragraph 3 above, we will purchase sufficient futures contracts to hedge our estimated exposure to the basis differential between: (a) the price of natural gas at the NYMEX Henry Hub delivery point, and (b) the price of natural gas at the customer's delivery point.

  5.
  If, during the duration of a fixed-price sales contract (including, without limitation, a contract signed before the adoption of this policy, a contract entered into after the adoption of this policy where futures contracts were not originally purchased to hedge the contract, and a contract that subsequently experiences a significant increase in volume that was not originally contemplated when the original futures contracts were purchased to hedge the contract), we do not have associated futures contracts in place that are sufficient to hedge effectively our estimated exposure to Cash Flow Variability related to that fixed-price sales contract, we may purchase futures contracts in quantities reasonably expected to hedge effectively our exposure to Cash Flow Variability related to that fixed-price sales contract, but only if the following two conditions are met:

  a.
  We reasonably expect we will have funds sufficient: (i) to make the initial margin deposit(s) related to the intended futures contracts; and (ii) to cover estimated margin calls related to these futures contracts; and

  b.
  For any fixed-price sales contract covering 1.5 million or more gasoline gallon equivalents per year (or any such contract that, combined with previous such contracts that year, would cause the total gasoline equivalents contracted for to exceed 5 million gasoline gallon equivalents that year), we consult with the derivative committee regarding the proposed transaction, and it approves the purchase of the futures contracts.

  6.
  When we purchase futures contracts in accordance with paragraph 5 above, we may purchase additional futures contracts to hedge our estimated exposure to the basis differential between: (a) the price of natural gas at the NYMEX Henry Hub delivery point, and (b) the price of natural gas at the customer's delivery point.

  7.
  We will not sell or otherwise dispose of a futures contract during the duration of the associated fixed-price sales contract.

  8.
  We will attempt to qualify all futures contracts for hedge accounting as cash flow hedges under SFAS No. 133.

              Due to the restrictions of our revised hedging policy, as well as the rising cost of futures contracts resulting from the loss of Mr. Pickens' guarantee to Sempra, we expect to offer significantly fewer fixed-price sales contracts to our customers. If we do offer a fixed-price sales contract, we anticipate including a price component that would cover our increased costs as well as a return on our estimated cash requirements over the duration of the underlying futures contract. The amount of this price component will vary based on the anticipated volume to be covered under the fixed-price sales contract.

Economic Factors Impacting our Business

              One key economic factor impacting our business is the price differential between the price of crude oil and the price of natural gas. Because the price of crude oil drives the price of gasoline and diesel, as long as the price of crude oil remains proportionately high relative to the price of natural gas, natural gas should enjoy a cost savings as a vehicle fuel when compared to gasoline and diesel. We also believe the price differential between natural gas fuel and diesel will increase in the future as the Ultra Low Sulfur Diesel (ULSD) rules take effect and the processing and refining costs related to ULSD add to its overall cost.

LNG Supply Risk

              One business risk we face is developing the supply of LNG whereby we will have the capacity to expand and grow our business. To address this business risk in the short term, we are in the process of building an LNG liquefaction plant in California. We expect the plant will be scaleable and provide us with up to 90 million additional gallons of LNG per year. We are also assessing other long-term solutions to this issue which may include constructing additional LNG liquefaction plants, attempting to expand the available supply from our existing suppliers, or contracting with new suppliers for the purchase of LNG.

Limited Availability of Natural Gas Vehicles

              Another business risk we face is the limited availability of natural gas vehicles. We are currently working with several vehicle conversion suppliers to expand the offering of natural gas vehicles. As a long term solution, we are attempting to encourage several auto manufacturers to reintroduce previously-produced natural gas vehicles or to expand their vehicle offerings with natural gas engines.

Critical Accounting Policies

              Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities as of the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable reserves, notes receivable reserves, inventory reserves, asset retirement obligations, derivative values, income taxes, and the market value of equity instruments granted as stock-based compensation. We use historical experience, market quotes, and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

              We recognize revenue on our gas sales and for our O&M services in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the customer or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. Applying these factors, we typically recognize revenue from the sale of natural gas at the time fuel is dispensed or, in the case of LNG sales agreements, delivered to the customer's storage facility. We recognize revenue from operation and maintenance agreements as we provide the O&M services.

              In certain transactions with our customers, we agree to provide multiple products or services, including construction of and either leasing or sale of a station, providing operations and maintenance to the station, and sale of fuel to the customer. We evaluate the separability of revenues for deliverables based on the guidance set forth in EITF No. 00-21, which provides a framework for establishing whether or not a particular arrangement with a customer has one or more deliverables. To the extent we have adequate objective evidence of the values of separate deliverable items under a contract, we allocate the revenue from the contract on a relative fair value basis at the inception of the arrangement. If the arrangement contains a lease, we use the existing evidence of fair value to separate the lease from the other deliverables.

              We account for our leasing activities in accordance with SFAS No. 13, Accounting for Leases. Our existing station leases are sales-type leases, giving rise to profit at the delivery of the leased station. Unearned revenue is amortized into income over the life of the lease using the effective interest method. For those arrangements, we recognize gas sales and operations and maintenance service revenues as earned from the customer on a volume-delivered basis.

              We recognize revenue on fueling station construction projects where we sell the station to the customer using the completed contract method in AICPA Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

Derivative Activities

              We account for our derivative instruments, specifically our futures contracts, in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. Our derivatives did not qualify for hedge accounting under SFAS No. 133 for the years ended December 31, 2004, 2005 and 2006. As such, changes in the fair value of the derivatives were recorded directly to our consolidated statements of operations. We determine the fair value of our derivatives at the end of each reporting period based on quoted market prices from the NYMEX.

              We record gains or losses realized on our derivative instruments during the period in the line item derivative (gains) losses in our consolidated statements of operations. We also mark-to-market our open positions at the end of each reporting period with the resulting gain or loss recorded to derivative (gains) losses in our consolidated statements of operations.

Fixed Price and Price Cap Sales Contracts

              Our contracts to sell CNG and LNG at a fixed price or a variable price subject to a cap are, for accounting purposes, firm commitments. Under U.S. generally accepted accounting principles, or GAAP, we record the actual results of delivering the fuel under the contract as the sale of the gas occurs. When we enter into these fixed price or price cap contracts with our customers, the price is set based on the prevailing index price of natural gas at that time. However, the index price of natural gas constantly changes, and a difference between the fixed price of the natural gas included in the customer's contract price and the corresponding index price of natural gas typically develops after we enter into the sales contract. If at the time we sell natural gas under the contract the prevailing index price for gas exceeds the commodity portion of our contracted sale price, we incur a loss. During the years ended December 31, 2004 and 2005, the price of natural gas generally increased, and during the year ended December 31, 2006, the price of natural gas generally decreased. During these periods, we entered into several contracts to sell LNG or CNG to customers at a fixed price or an index-based price that is subject to a fixed price cap.

              The following table summarizes important information regarding our fixed price and price cap supply contracts under which we are required to sell fuel to our customers as of March 31, 2007:

	Estimated volumes(a)	Average price(b)	Contracts duration
CNG fixed price contracts	3,521,671	$1.03	through 12/13
LNG fixed price contracts	26,009,595	$0.37	through 7/09
CNG price cap contracts	6,636,720	$0.86	through 12/09
LNG price cap contracts	12,613,276	$0.57	through 12/08

(a)
Estimated volumes are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts and represent the volumes we anticipate delivering over to remaining duration of the contracts.
(b)
Average prices are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts. The average prices represent the natural gas commodity component in the customer's contract.

              The price of natural gas has generally increased since we entered into these contracts and fixed or capped the price of CNG or LNG that we sell to the customers. If these contracts had a notional amount as defined under GAAP, then the contracts would be considered derivatives and we would record a loss based on estimated future volumes and the estimated excess of current market prices for natural gas above the cost of the natural gas commodity component of our customer's fixed price or price cap. However, because the contracts have no minimum purchase requirements, they are not considered derivatives and any estimated future losses under these contracts cannot be accrued in our financial statements under GAAP and we recognize the actual results of performing under the contract as the fuel is delivered. If we applied a derivative valuation methodology to these contracts using estimated volumes along with other assumptions, including forward pricing curves and discount rates, we estimate our pre-tax net income would have been lower (higher) by the following ranges for the periods indicated:

December 31, 2004	$3,646,338	to	$4,456,636
December 31, 2005	$15,148,070	to	$18,514,308
December 31, 2006	$(14,267,259)	to	$(17,437,761)
Three months ended March 31, 2007	$2,526,520		$3,087,968

              At March 31, 2007, we estimate we will incur between $9.9 million and $12.1 million to cover the increased price of natural gas above the inherent price of natural gas embedded in our customer's fixed price and price cap contracts over the duration of the contracts. These estimates were based on natural gas futures prices on March 31, 2007, and these estimates may change based on future natural gas prices and may be significantly higher or lower.

              Our volumes under these contracts, in gasoline gallon equivalents, expire as follows:

April 1, 2007 through December 31, 2007	24,222,152
2008	20,787,001
2009	2,852,109
2010	230,000
2011	230,000
2012	230,000
2013	230,000

              These amounts are based on estimates involving a high degree of judgment and actual results may vary materially from these estimates. These amounts have not been recorded in our statements of operations as they are non-GAAP.

Income Taxes

              We compute income taxes under the asset and liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. We record a valuation allowance against any deferred tax assets when management determines it is more likely than not that the assets will not be realized. When evaluating the need for a valuation analysis, we use estimates involving a high degree of judgment including projected future income and the amounts and estimated timing of the reversal of any deferred tax liabilities.

Stock-Based Compensation

              Effective January 1, 2006, we account for stock options granted using Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)), Share-Based Payment, which has replaced SFAS No. 123 and APB 25. Under SFAS No. 123(R), companies are no longer able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25, but are required to account for such transactions using a fair-value method and recognize the expense in the statements of operations. We adopted the provisions of SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, only new awards, or awards that have been modified, repurchased or cancelled after January 1, 2006 are accounted for using the fair value method.

              We accounted for awards outstanding as of December 31, 2005 using the accounting principles under SFAS No. 123. Under SFAS No. 123, for options granted before January 1, 2006, the fair value of employee stock options was estimated using the Black-Scholes option pricing model, which requires the use of management's judgment in estimating the inputs used to determine fair value. We elected, under the provisions of SFAS No. 123, to account for employee stock-based compensation under APB 25 during the years ended December 31, 2004 and 2005. In the statements of operations, we recorded no compensation expense in 2004 and 2005 because the fair value of the Company's common stock was equal to the exercise price on the date of grant of the options. Therefore, there was no "intrinsic" value to recognize in the statements of operations. However, our footnotes disclose the impact on net income in 2004 and 2005 of using the grant date fair value using the Black-Scholes option pricing model.

              As of December 31, 2005, there were no unvested stock options. Therefore, the impact of SFAS No. 123(R) has been reflected in the consolidated statements of operations for share-based awards granted in 2006.

Impairment of Goodwill and Long-lived Assets

              We assess our goodwill for impairment at least annually (or more frequently if there is an indicator of impairment) based on Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets. An initial assessment of impairment is made by comparing the fair value of the operations with goodwill, as determined in accordance with SFAS No. 142, to the book value. If the fair value is less than the book value, an impairment is indicated and we must perform a second test to measure the amount of the impairment. In the second test, we calculate the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the operations with goodwill from the fair value determined in step one of the assessment. If the carrying value of the goodwill exceeds this calculated implied fair value of the goodwill, we will record an impairment charge. We performed our annual tests of goodwill as of December 31, 2004, 2005 and 2006, and there was no impairment indicated.

Recently Issued Accounting Pronouncements

              In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised December 2004), Share-Based Payment (SFAS No. 123(R)). This Statement is a revision of SFAS No. 123. SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) is effective as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005. We did not have any unvested stock options outstanding as of December 31, 2005 that needed to be valued under SFAS No. 123(R). We adopted SFAS No. 123(R) on January 1, 2006 for grants after January 1, 2006.

              In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), to clarify the term conditional asset retirement obligation as that term is used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. The Interpretation also clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective for us as of December 31, 2005. The adoption of FIN 47 did not have a material impact on our financial statements.

              In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a material impact on our financial statements.

              In June 2006, the FASB ratified its consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF No. 06-3). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is imposed concurrent with or subsequent to a revenue-producing transaction between a seller and a customer and excludes taxes that are assessed on gross receipts or that are an inventoriable cost. For taxes within the scope of this issue that are significant in amount, the consensus requires the following disclosures: (i) the accounting policy elected for these taxes and (ii) the amount of the taxes reflected gross in the income statement on an interim and annual basis for all periods presented. The disclosure of those taxes can be done on an aggregate basis. The consensus is effective for interim and annual periods beginning after December 15, 2006. We currently present sales taxes and excise taxes on sales to our customers on a net basis in our financial and we plan to continue to present our excise taxes in this manner subsequent to the adoption of EITF No. 06-3.

              In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. Earlier application is permitted provided that the reporting entity has not yet issued interim or annual financial statements for that fiscal year. We are currently evaluating the impact, if any, that SFAS 157 may have on our financial statements.

Improvements in Internal Control over Financial Reporting

              We will need to strengthen our internal controls over financial reporting in order to ensure that we can report financial results accurately and on a timely basis. We have operated as a privately held company and our independent registered public accounting firm has identified certain internal controls over financial reporting that we will need to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. Specifically, we need to automate several of our processes, hire additional personnel with finance and accounting expertise and add additional policies and procedures to bolster our control and disclosure environments. Hiring qualified employees is challenging, and there can be no assurance we will be able to find the people with the skill sets we require in a timely manner. Modifying and changing systems and procedures is also challenging, and there can be no assurance that the systems or procedures will be efficient and effective once they are in place.

              As of March 31, 2007, we have completed the implementation of two new billing systems, one for our CNG sales and one for our LNG sales. We have also commenced implementation of a new customer management system that will, among other things, track our station inventory, track our technician's time reporting, prepare and maintain maintenance records on our network of station equipment, and prepare work orders for our technicians based upon manufacturer-recommended maintenance programs. We anticipate completing implementation of this system by June 30, 2007. We plan to implement a new financial reporting package, a fixed asset module for our general ledger system, and a financing package to track our loans to our customers for their vehicle purchases, all of which we anticipate to be implemented by December 31, 2007.

              We are in the process of hiring a manager of financial reporting to help us with our internal and external financial reporting function, including our financial reporting as a public company. We anticipate we will hire someone by June 30, 2007.

              We anticipate undergoing a complete review of our internal control structure in the third and fourth quarter of 2007. Based on this review, we intend to improve our internal controls where we determine they need enhancement. We expect we will have our entire internal control structure, including any new controls we establish, implemented by June of 2008 in anticipation of our compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by December 31, 2008.

Results of Operations

              The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100%	100%
Operating expenses
Costs of sales	84.6%	92.4%	80.9%	91.0%	75.7%
Derivative (gains) losses	(18.3)%	(56.5)%	86.3%	1.3%	0.0%
Selling, general and administrative	19.3%	21.9%	22.8%	23.2%	22.4%
Depreciation and amortization	6.6%	5.1%	6.3%	5.7%	5.6%

Total operating expenses	92.2%	62.9%	196.3%	121.2%	103.7%

Operating income (loss)	7.8%	37.1%	(96.3)%	(21.2)%	(3.7)%
Interest (income) expense, net	0.2%	(0.1)%	(0.8)%	(0.8)%	(1.0)%
Other expense, net	1.1%	0.2%	0.3%	0.1%	0.4%

Income (loss) before income taxes	6.6%	37.0%	(95.7)%	(20.5)%	(3.1)%
Income tax expense (benefit)	2.9%	14.9%	(13.4)%	(6.1)%	0.0%

Net income (loss)	3.7%	22.1%	(82.3)%	(14.4)%	(3.1)%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

              Revenue.    Revenue increased by $7.1 million to $28.2 million in the three months ended March 31, 2007, from $21.0 million in the three months ended March 31, 2006. This increase was primarily the result of an increase in the number of CNG and LNG gallons delivered from 15.6 million gasoline gallon equivalents in the first three months of 2006 to 17.8 million gasoline gallon equivalents in the first three months of 2007. One of our new transit customers (Long Island Bus, NY) and one of our new airport customers (Los Angeles International Airport shuttle busses) together accounted for 0.9 million gallons of the increase. The remaining increase in gallons delivered was due to the addition of other smaller new customers and growth from our existing customers. We also recorded $3.8 million of revenue related to fuel tax credits that began in October 2006. Revenue also increased between periods due to a $1.8 million increase in station construction revenue between periods. Offsetting these revenue increases was a decrease in the price we charged our customers who pay on an index-plus basis due to decreased natural gas prices between periods. Our effective price per gallon fell to $1.26 per gallon in the three month period ended March 31, 2007, which represents a $0.08 per gallon decrease over the three month period ended March 31, 2006.

              Cost of sales.    Cost of sales increased by $2.2 million to $21.3 million in the three months ended March 31, 2007, from $19.1 million in the three months ended March 31, 2006. This increase was primarily the result of an increase in costs related to delivering more CNG and LNG gallons between periods. Offsetting this increase was a decrease in our effective cost per gallon between periods. Our effective cost per gallon decreased to $1.10 per gallon for the three months ended March 31, 2007, which represents a $0.12 per gallon decrease over the three months ended

March 31, 2006. Also contributing to the increase in cost of sales between periods is a $1.8 million increase in costs related to construction activities during the three month period ended March 31, 2007.

              Derivative (gains) losses.    Derivative gains increased by $0.3 million to $0.0 million in the three months ended March 31, 2007, from a loss of $0.3 million in the three months ended March 31, 2006. This increase was primarily the result of the fact that we incurred a loss in the three month period ended March 31, 2006 when we liquidated certain futures contracts and we did not purchase or own any futures contracts during the three month period ended March 31, 2007.

              Selling, general and administrative.    Selling general and administrative expenses increased by $1.4 million to $6.3 million in the three months ended March 31, 2007, from $4.9 million in the three months ended March 31, 2006. The increase was primarily related to an increase in salaries and benefits between periods of $0.4 million related to the hiring of additional employees and pay raises provided to our existing employees. Our employee headcount increased from 86 at March 31, 2006 to 102 at March 31, 2007. $0.1 million of the salaries and benefit increase was related to hiring the incremental employees between periods. In addition, our rent expense increased $0.1 million between periods as we acquired additional office space between periods and our travel and entertainment expenses also increased $0.1 million between periods, primarily related to increased travel related to our sales team. Our marketing expenses increased $0.3 million between periods, primarily due to certain advertising we are conducting in the Ports of Los Angeles and Long Beach. Our bad debt expense increased $0.5 million between periods as we provided a reserve against loans made to a vehicle manufacturer during the three months ended March 31, 2007.

              Depreciation and amortization.    Depreciation and amortization increased by $0.4 million to $1.6 million in the three months ended March 31, 2007, from $1.2 million in the three months ended March 31, 2006. This increase was primarily the result of additional depreciation expense in the three months ended March 31, 2007 related to increased property and equipment balances between periods, primarily related to our station network and our fleet of LNG tanker trailers.

              Interest (income) expense, net.    Interest (income) expense, net, increased by $0.1 million from $0.2 million of income in the three months ended March 31, 2006, to $0.3 million of income for the three months ended March 31, 2007. This increase was primarily the result of a decrease in interest expense in the three months ended March 31, 2007 due to the conversion of $4 million of convertible notes in April 2006 which eliminated the interest expense on these notes. Interest income for the three months ended March 31, 2007 was essentially the same as the three months ended March 31, 2006.

              Other expense, net.    Other expense, net increased by $0.1 million from $25,000 of expense in the three months ended March 31, 2006 to $123,000 of expense in the three months ended March 31, 2007. The increase was primarily related to the write-off of certain costs related to a station relocation.

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005

              Revenue.    Revenue increased by $13.5 million to $91.5 million in the year ended December 31, 2006, from $78.0 million in the year ended December 31, 2005. This increase was primarily the result of an increase in the number of CNG and LNG gallons delivered from 56.8 million gasoline gallon equivalents to 68.4 million gasoline gallon equivalents. Included in our new customers for 2006 were two transit customers (Santa Monica Big Blue Bus and Toronto Transit) and two airport customers (Baltimore/Washington International Airport and the Los Angeles International Airport parking shuttle buses), which in the aggregate accounted for 3.0 million gallons of the increase. The remaining increase in gallons delivered was due to the addition of several other new smaller customers between periods and incremental growth at several of our previously existing customers and stations. 2006 revenue also included $3.8 million of fuel tax credits related to the sale of alternative fuels which began October 1, 2006. Excluding the fuel tax credits we received during the year, our effective price per gallon was consistent between years. The change in our revenues related to the change in our gallons sold between periods was $14.4 million. Offsetting these increases was a $5.0 million decrease in station construction revenues between periods.

              Cost of sales.    Cost of sales increased by $2.0 million to $74.0 million in the year ended December 31, 2006, from $72.0 million in the year ended December 31, 2005. This increase was primarily due to the increased number of CNG and LNG gallons delivered in 2006. This increase was offset by a decrease in the price we paid for natural gas in 2006. Our effective cost per gallon decreased to $1.06 per gallon in 2006, which represents a $.10 per gallon decrease over 2005. Cost of sales also decreased between periods due to a decrease of $5.4 million in station construction costs between periods. For more information regarding natural gas prices in 2006 and 2005, please read "Qualitative and Quantitative Disclosures About Market Risk" on page 50.

              Derivative (gains) losses.    Derivative losses were $79.0 million in the year ended December 31, 2006, as compared to derivative gains of $44.1 million in the year ended December 31, 2005. This decrease was primarily the result of fewer futures contracts sold in 2006 as opposed to 2005 (and at reduced prices), plus a $78.7 million loss incurred in 2006 on certain futures contracts that were transferred to and assumed by our majority stockholder, Boone Pickens, in December 2006. Unrealized losses also increased in 2006 by $7.8 million based on the mark-to-market adjustments of our open positions between periods. We did not have any open futures positions at December 31, 2006.

              Selling, general and administrative.    Selling, general and administrative expenses increased by $3.8 million to $20.9 million in the year ended December 31, 2006, from $17.1 million in the year ended December 31, 2005. This increase was primarily the result of an increase in salaries and benefits between periods of $2.4 million related to the hiring of additional employees and pay raises provided to our existing employees. Our employee count increased from 84 at December 31, 2005 to 97 at December 31, 2006. $275,000 of the salaries and benefits increase was related to increased salaries related to hiring an incremental 13 employees during the year. In addition, our travel and entertainment expenses increased by $372,000 between periods, primarily due to increased travel expenses related to our sales team in 2006. Our legal, accounting and auditing, and software implementation expenses increased by a combined $1.3 million between periods as we implemented several new software packages, including new CNG and LNG billing systems and our new inventory and repair and maintenance tracking system, and we increased our legal and accounting infrastructure in anticipation of becoming a public company. We also spent an additional $200,000 in 2006 on maintenance projects for the Pickens Plant. These increases were offset by a $2.0 million decrease in marketing and policy and promotion expenses between periods.

              Depreciation and amortization.    Depreciation and amortization increased by $1.9 million to $5.8 million in the year ended December 31, 2006, from $3.9 million in the year ended December 31, 2005. This increase was primarily the result of a full-year's depreciation in 2006 on the assets placed in service in 2005, including the Pickens Plant, and the depreciation on the LNG tanker trailers and station assets placed in service during 2006.

              Interest (income) expense, net.    Interest (income) expense, net increased by $686,000 to $746,000, in the year ended December 31, 2006 from $60,000 in the year ended December 31, 2005. This increase was primarily the result of an increase in interest income during 2006 due to higher average cash balances on hand in 2006 associated with additional capital contributions received in 2006 and the increased interest income earned in 2006 on excess margin deposits made on certain futures contracts. These increases were offset by increased interest expense during 2006 on advances made from a stockholder to fund the excess margin deposits on the associated futures contracts. See "Certain Relationships and Related Party Transactions—Revolving Line of Credit with Boone Pickens" on page 96.

              Other expense, net.    Other expense, net, was $255,000 in the year ended December 31, 2006, as compared to $141,000 in the year ended December 31, 2005. The increase is primarily due to recording the expenses associated with closing six CNG stations in Canada during 2006.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

              Revenue.    Revenue increased by $20.4 million to $78.0 million in the year ended December 31, 2005, from $57.6 million in the year ended December 31, 2004. This increase was primarily the result of an increase in the number of CNG and LNG gallons delivered from 46.3 million gasoline gallon equivalents to 56.8 million gasoline gallon equivalents. Included in our new customers for 2005 were three new transit agencies (Dallas Area Rapid Transit, City of Mesa, and City of Santa Clarita) and two city refuse operators (the City and County of Sacramento) which accounted for 2.7 million gallons of the increase. The remaining increase in gallons delivered was due to the addition of several new customers between periods and incremental growth at several of our previously-existing customers. Revenue also improved because of increased prices we charged our customers who pay on an index-plus basis in 2005 due to rising natural gas prices. Our effective price per gallon rose to $1.24 per gallon in 2005, which represents a $0.17 per gallon increase over 2004.

              Cost of sales.    Cost of sales increased by $23.2 million to $72.0 million in the year ended December 31, 2005, from $48.8 million in the year ended December 31, 2004. This increase was primarily due to the increased number of CNG and LNG gallons delivered and the increased price of natural gas in 2005. Our effective cost per gallon rose to $1.16 per gallon in 2005, which represents a $0.28 per gallon increase over 2004. This cost increase was offset by a $1.7 million reduction in construction costs in 2005 compared to 2004.

              Derivative (gains) losses.    Derivative gains increased by $33.5 million to $44.1 million in the year ended December 31, 2005, from $10.6 million in the year ended December 31, 2004. This increase was primarily the result of selling more futures contracts at significant gains in 2005 as opposed to 2004 due to the increase in natural gas prices that occurred in 2005.

              Selling, general and administrative.    Selling, general and administrative increased by $6.0 million to $17.1 million in the year ended December 31, 2005, from $11.1 million in the year ended December 31, 2004. This increase was primarily the result of an increase in sales and marketing expense and an increase in salaries and benefits related to the hiring of additional employees and pay raises provided to our existing employees. Sales and marketing expense increased $3.4 million and salaries and benefits increased $0.8 million between periods. Our employee count increased from 71 at December 31, 2004 to 84 at December 31, 2005. $0.2 million of the salaries and benefits increase was related to increased salaries related to hiring 13 additional employees.

              Depreciation and amortization.    Depreciation and amortization increased by $0.1 million to $3.9 million in the year ended December 31, 2005, from $3.8 million in the year ended December 31, 2004. This increase was primarily the result of the construction of two CNG stations and the purchase of five LNG tanker trailers in 2005, resulting in higher depreciation expense for the year.

              Interest (income) expense, net.    Interest (income) expense, net, decreased by $0.2 million to $60,000 of income in the year ended December 31, 2005, from $97,000 of expense in the year ended December 31, 2004. This increase was primarily the result of an increase in interest income during 2005 due to higher average cash balances on hand in 2005 associated with the sale of futures contracts and additional capital contributions received in 2005. Interest expense for the year ended December 31, 2005 was essentially the same as for the year ended December 31, 2004.

              Other expense, net.    Other expense, net, decreased by $0.5 million to $0.1 million in the year ended December 31, 2005, from $0.6 million in the year ended December 31, 2004. In 2004, we wrote off costs of $0.3 million related to a proposed acquisition that was abandoned during the year.

Quarterly Results of Operations

              The following table sets forth our quarterly consolidated statements of operations data as a percentage of net revenue for the nine quarters ended March 31, 2007. The information for each quarter is unaudited and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of results for any future period.

	Quarter ended
	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 30, 2006	Mar 31, 2007
	(Unaudited)
Revenue	$13,794,440	$16,857,397	$22,027,180	$25,276,066	$21,033,865	$21,521,127	$22,245,867	$26,746,457	$28,167,044
Operating expenses:
Cost of sales	12,223,128	15,122,351	21,039,502	23,619,096	19,142,726	17,552,518	18,237,804	19,114,853	21,321,159
Derivative (gains) losses	(15,030,026)	(15,833,949)	(33,121,997)	19,918,228	282,348	—	64,999,238	13,713,361	—
Selling, general and administrative	3,886,657	4,137,384	4,359,583	4,724,801	4,882,141	4,383,543	5,599,136	5,995,360	6,299,878
Depreciation and amortization	823,382	888,972	1,077,088	1,159,102	1,199,720	1,401,009	1,620,387	1,543,883	1,576,057

Total operating expenses	1,903,141	4,314,758	(6,645,824)	49,421,227	25,506,935	23,337,070	90,456,565	40,367,457	29,197,094

Operating income (loss)	11,891,299	12,542,639	28,673,004	(24,145,161)	(4,473,070)	(1,815,943)	(68,210,698)	(13,621,000)	(1,030,050)
Interest (income) expense, net	18,047	(37,297)	6,630	(47,160)	(165,306)	(245,494)	(408,143)	72,604	(292,212)
Other (income) expense, net	13,927	25,621	5,448	95,925	24,972	(67,038)	53,141	244,404	123,372

Income (loss) before income taxes	11,859,325	12,554,315	28,660,926	(24,193,926)	(4,332,736)	(1,503,411)	(67,855,696)	(13,938,008)	(861,210)
Income tax expense (benefit)	4,772,802	5,052,501	11,534,628	(9,736,878)	(1,286,823)	(446,513)	(26,642,375)	16,104,504	8,969

Net Income (loss)	$7,086,523	$7,501,814	$17,126,298	$(14,457,048)	$(3,045,913)	$(1,056,898)	$(41,213,321)	$(30,042,512)	(870,179)

	Quarter ended
	Mar 31, 2005	June 30, 2005	Sept 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006	Sept 30, 2006	Dec 30, 2006	Mar 31, 2007
	(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of sales	88.6%	89.7%	95.5%	93.4%	91.0%	81.6%	82.0%	71.5%	75.7%
Derivative (gains) losses	(109.0)%	(93.9)%	(150.4)%	78.8%	1.3%	0.0%	292.2%	51.3%	0.0%
Selling, general and administrative	28.2%	24.5%	19.8%	18.7%	23.2%	20.4%	25.2%	22.4%	22.4%
Depreciation and amortization	6.0%	5.3%	4.9%	4.6%	5.7%	6.5%	7.3%	5.8%	5.6%

Total operating expenses	13.8%	25.6%	(30.2)%	195.5%	121.2%	108.5%	406.6%	150.9%	103.7%

Operating income (loss)	86.2%	74.4%	130.2%	(95.5)%	(21.2)%	(8.5)%	(306.6)%	(50.9)%	(3.7)%
Interest (income) expense, net	0.1%	(0.2)%	0.0%	(0.2)%	(0.8)%	(1.1)%	(1.8)%	0.3%	(1.0)%
Other (income) expense, net	0.1%	0.2%	0.0%	0.4%	0.1%	(0.3)%	0.2%	0.9%	0.4%

Income (loss) before income taxes	86.0%	74.4%	130.2%	(95.7)%	(20.5)%	(7.1)%	(305.0)%	(52.1)%	(3.1)%
Income tax expense (benefit)	34.6%	30.0%	52.4%	(38.5)%	(6.1)%	(2.1)%	(119.7)%	60.2%	0.0%

Net Income (loss)	51.4%	44.4%	77.8%	(57.2)%	(14.4)%	(5.0)%	(185.3)%	(112.3)%	(3.1)%

Seasonality and Inflation

              To some extent, we experience seasonality in our results of operations. Natural gas vehicle fuel consumed by some of our customers tends to be higher in summer months when buses and other fleet vehicles use more fuel to power their air conditioning systems. Natural gas commodity prices tend to be higher in the fall and winter months due to increased overall demand for natural gas for heating during these periods.

              Since our inception, inflation has not significantly affected our operating results. However, costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and could affect our ability to maintain our stations adequately, build new stations, build new LNG plants and expand our existing facilities.

Liquidity and Capital Resources

              Our principal sources of liquidity have consisted of cash provided by operations, cash and cash equivalents, the issuance of common stock, often in association with the exercise of certain warrants that were callable at our option, and in 2006, a revolving line of credit with Boone Pickens, our majority stockholder. In addition to funding operations, our principal uses of cash have been, and are expected to be, the construction of new fueling stations, the construction of a new LNG liquefaction plant in California, the purchase of new LNG tanker trailers, the financing of natural gas vehicles for our customers, and general corporate purposes including working capital for our expansion.

              We financed our operations in the first three months of 2007 primarily through cash provided by operations. At March 31, 2007, we had total cash and cash equivalents of $11.6 million compared to $0.9 million at December 31, 2006. Cash provided by operating activities was $17.6 million for the three months ended March 31, 2007 compared to cash used in operations of $3.8 million for the three months ended March 31, 2006. The increase in operating cash flow was primarily due to the collection of a $22.9 million receivable that was generated on December 28, 2006 when we transferred certain futures contracts to Boone Pickens. Also adding to the operating cash flow increase between periods was a $6.3 million reduction of income tax payments between periods. Offsetting these increases was the collection of $8.7 million of cash in the first three months of 2006 when we sold certain hedge positions. We did not have any futures contracts outstanding during the first three months of 2007.

              We financed our operations in 2006 primarily through cash on hand, borrowing funds from a related party and the issuance of common stock upon the exercise of certain warrants and options. At December 31, 2006, we had total cash and cash equivalents of $0.9 million compared to $28.8 million at December 31, 2005. Cash used in operating activities was $36.6 million for the year ended December 31, 2006, compared to cash provided by operations of $36.6 million for the year ended December 31, 2005. The decrease in operating cash flow was substantially due to fewer futures contracts sold in 2006 as opposed to 2005. In addition, we made $22.9 million of margin deposits on certain futures contracts that were not returned to us until January 2007. We also made $6.3 million of income tax payments during 2006 and no income tax payments during 2005. In 2006, we also loaned $2.4 million, net of repayments, to our customers to finance certain vehicle purchases and we advanced $2.6 million to certain manufacturers to fund the costs associated with building or converting certain vehicles.

              Cash used in investing activities was $6.9 million for the three months ended March 31, 2007 compared to $1.8 million for the three months ended March 31, 2006. The $5.1 million increase between periods was primarily due to increased purchases of property and equipment and increased construction in progress activity in the first three months of 2007, including $4.6 million that we spent on developing our LNG liquefaction plant in California.

              Cash used in investing activities was $12.4 million for the year ended December 31, 2006 compared to $22.3 million for the year ended December 31, 2005. The change was primarily due to a $14.8 million decrease between periods related to the purchase of the Pickens Plant in 2005, offset by increased purchases of property and equipment in 2006, which included 15 LNG tanker trailers, several CNG station projects and upgrades, several system and infrastructure upgrades, and certain improvements to our Pickens Plant.

              Cash used in financing activities for the three months ended March 31, 2007 was $0.0 million compared to cash provided by financing activities of $3.9 million for the three months ended March 31, 2006. The $3.9 million decrease between periods is attributable to the fact that we sold no shares of common stock in the first three months of 2007, other than an option exercise for 1,250 shares of common stock for proceeds of $3,700.

              Cash provided by financing activities for the year ended December 31, 2006 was $21.2 million, compared to $13.2 million for the year ended December 31, 2005. The change is primarily due to an increase in sales of our common stock of $22.0 million during 2006 compared to $14.0 million during 2005.

              In August 2006, we entered into a $50 million unsecured revolving line of credit with Boone Pickens, which allowed us to borrow and repay up to $50 million in principal at any time prior to the maturity of the note on August 31, 2007. We used this line of credit for margin deposits related to our futures contracts. This line of credit was increased to $100 million in November 2006. In December 2006, Mr. Pickens cancelled all amounts we owed to him under this line of credit (approximately $69.7 million) and assumed all of our outstanding futures contracts, together with all associated liabilities and obligations (approximately $78.7 million), in exchange for (1) the issuance to Mr. Pickens of a five-year warrant to purchase up to 15,000,000 shares of our common stock at a purchase price of $10.00 per share and (2) the assignment to Mr. Pickens of any refunds of margin deposits from Sempra that were made using money borrowed under the line of credit. For accounting purposes, the derivative obligation of $78.7 million was removed from the Company's balance sheet, and the common stock warrants were recorded as an increase of stockholders' equity. For more information about this cancellation of indebtedness and assumption of liabilities, see "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96. The revolving line of credit was terminated in December 2006.

              Our financial position and liquidity are, and will be, influenced by a variety of factors, including our ability to generate cash flows from operations, deposits and margin calls on our futures positions, the level of any outstanding indebtedness and the interest we are obligated to pay on this indebtedness, and our capital expenditure requirements, which consist primarily of station construction, LNG plant construction and the purchase of LNG tanker trailers and equipment.

              We intend to fund our principal liquidity requirements through cash and cash equivalents, cash provided by operations and, if necessary, through debt or equity financings. We believe our sources of liquidity will be sufficient to meet the cash requirements of our operations for at least the next twelve months.

Capital Expenditures

              We expect to make capital expenditures, net of grant proceeds, of approximately $23.7 million in 2007 to construct new natural gas fueling stations, purchase LNG tanker trailers, and for general corporate purposes. We expect increased station construction activity in 2007. Additionally, we have budgeted approximately $50 to $55 million over the course of 2007 and 2008 to construct an LNG liquefaction plant in California which we are in the inital stages of building and anticipate will take approximately 18 months to complete. We also anticipate using $15 to $20 million from the proceeds of this offering to finance the purchase of natural gas vehicles by our customers.

Contractual Obligations

              The following represents the scheduled maturities of our contractual obligations as of December 31, 2006:

	Payments Due by Period
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations(a)	$282,396	$57,499	$133,691	$91,206	$0
Operating lease commitments(b)	5,928,961	1,303,366	2,361,130	1,349,217	915,248
"Take or Pay" LNG purchase contracts(c)	3,230,850	2,279,900	950,950	0	0
Construction contracts(d)	6,190,738	6,190,738	0	0	0
Other long-term contract liabilities(e)(f)	8,540,308	8,540,308	0	0	0

Total	$24,173,253	$18,371,811	$3,445,771	$1,440,423	$915,248

(a)
Consists of obligations under a lease of capital equipment used to finance such equipment. Amounts do not include interest as they are not material.

(b)
Consists of various space and ground leases for our offices and fueling stations as well as leases for equipment.

(c)
The amounts in the table represent our estimates for our fixed LNG purchase commitments under two "take or pay" contracts.

(d)
Consists of our obligations to fund various fueling station construction projects, net of amounts funded through December 31, 2006 and excluding contractual committments related to station sales contracts.

(e)
Consists of our obligations to fund certain vehicles under binding purchase agreements. Subsequent to year end, we paid our additional $1.7 million related to this commitment.

(f)
Subsequent to December 31, 2006, we entered into binding agreements to acquire certain equipment and services related to the construction of our LNG plant in California totalling $27.7 million, of which $5.0 million has been paid as of April 27, 2007.

Off-Balance Sheet Arrangements

              At March 31, 2007, we had the following off-balance sheet arrangements:

    •
    outstanding standby letters of credit totaling $0.2 million,

    •
    outstanding surety bonds for construction contracts and general corporate purposes totaling $4.8 million,

    •
    two take or pay contracts for the purchase of LNG,

    •
    operating leases where we are the lessee,

    •
    capital leases where we are the lessor and owner of the equipment, and

    •
    firm committments to sell CNG and LNG at fixed prices or index-plus prices subject to a price cap.

              We provide standby letters of credit primarily to support facility leases and surety bonds primarily for construction contracts in the ordinary course of business, as a form of guarantee. No liability has been recorded in connection with standby letters of credit or surety bonds as we do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these arrangements.

              We have entered into two contracts with two vendors to purchase LNG that require us to purchase minimum volumes from the vendors. One contract expires on July 1, 2007, and the other contract expires in June 2008. The minimum commitments under these two contracts are included in the table set forth in "Take or Pay" LNG Purchase Contracts above.

              We have entered into operating lease arrangements for certain equipment and for our office and field operating locations in the ordinary course of business. The terms of our leases expire at various dates through 2016. Additionally, in November 2006, we entered into a ground lease for 36 acres in California on which we plan to build an LNG liquefaction plant. The lease is for an initial term of 30 years, beginning on the date that the plant commences operations, and requires annual base rent payments of $230,000 per year, plus $130,000 per year for each 30,000,000 gallons of production capacity, subject to future adjustment based on consumer price index changes. We must also pay a royalty to the landlord for each gallon of LNG produced at the facility, as well as for certain other services that the landlord will provide. Our obligations under the lease are contingent on us obtaining the necessary permits and approvals required in the lease related to the construction and operation of the LNG liquefaction plant, which are in process. As the payments are contingent obligations, they are not included in "Operating Lease Commitments" in the "Contractual Obligations" table set forth above.

              We are also the lessor in various leases with our customers, whereby our customers lease from us certain stations and equipment that we own. The leases generally qualify as sales-type leases for accounting purposes, which result in our customers, the lessees, reflecting the property and equipment on their balance sheets.

Qualitative and Quantitative Disclosures about Market Risk

              Commodity Risk.    We are subject to market risk with respect to our sales of natural gas, which has historically been subject to volatile market conditions. Our exposure to market risk is heightened when we have a fixed price or price cap sales contract with a customer that is not covered by a futures contract, or when we are otherwise unable to pass through natural gas price increases to customers. Natural gas prices and availability are affected by many factors, including weather conditions, overall economic conditions and foreign and domestic governmental regulation and relations.

              Natural gas costs represented 65% of our cost of sales for 2005, 63% of our cost of sales for 2006 and 49% of our cost of sales for the three months ended March 31, 2007. Prices for natural gas over the six-year period from December 31, 1999 through March 31, 2007, based on the NYMEX daily futures data, has ranged from a low of $1.65 per Mcf to a high of $19.38 per Mcf, averaging $5.11 per Mcf during this period. At March 31, 2007, the NYMEX index price of natural gas was $7.50 per Mcf.

              To reduce price risk caused by market fluctuations in natural gas, we may enter into exchange traded natural gas futures contracts. These arrangements also expose us to the risk of financial loss in situations where the other party to the contract defaults on its contract or there is a change in the expected differential between the underlying price in the contract and the actual price of natural gas we pay at the delivery point.

              We account for these futures contracts in accordance with SFAS No.133, Accounting for Derivative Instruments and Hedging Activities. Under this standard, the accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and, further, on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation maintained. Our futures contracts did not qualify for hedge accounting under SFAS No. 133 for the years ended December 31, 2004, 2005 and 2006, and changes in the fair value of the derivatives were recorded directly to our consolidated statements of operations at the end of each reporting period.

              The fair value of the futures contracts we use is based on quoted prices in active exchange traded or over the counter markets. The fair value of these futures contracts is continually subject to change due to changing market conditions. The net effect of the realized and unrealized gains and losses related to these derivative instruments for the year ended December 31, 2006 was a $79.0 million decrease to pre-tax income. We did not have any futures contracts outstanding during the three month period ended March 31, 2007. In an effort to mitigate the volatility in our earnings related to futures activities, in February 2007, our board of directors adopted a revised natural gas hedging policy which restricts our ability to purchase natural gas futures contracts and offer fixed-price sales contracts to our customers. We plan to structure prospective futures contracts so that they will be accounted for as cash flow hedges under SFAS No. 133, but we cannot be certain they will qualify. For more information, please read "—Risk Management Activities" above.

              We have prepared a sensitivity analysis to estimate our exposure to market risk with respect to our fixed price and price cap sales contracts as of March 31, 2007. Market risk is estimated as the potential loss resulting from a hypothetical 10.0% adverse change in the fair value of natural gas contracts. The results of this analysis, which assumes natural gas prices are in excess of our customer's price cap arrangements, and may differ from actual results, are as follows:

	Hypothetical adverse change in price	Change in annual pre- tax income (in millions)
Fixed price contracts	10.0%	$(1.9)
Price cap contracts	10.0%	$(1.4)

              As of March 31, 2007 we did not have any futures contracts outstanding.

BUSINESS

Overview

              We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada, based on the number of stations operated and the amount of gasoline gallon equivalents of CNG and LNG delivered. We offer a comprehensive solution to enable our customers to run their fleets on natural gas, often with limited upfront expense to the customer. We design, build, finance and operate fueling stations and supply our customers with CNG and LNG. We also help them acquire and finance natural gas vehicles and obtain local, state and federal clean air rebates and incentives. CNG and LNG are cheaper than gasoline and diesel, and are well suited for use by vehicle fleets that consume high volumes of fuel, refuel at centralized locations, and are increasingly required to reduce emissions. According to the U.S. Department of Energy, the amount of natural gas consumed in the United States for vehicle use nearly doubled between 2000 and 2005. We believe we are positioned to capture a substantial share of the growth in the use of natural gas vehicle fuels in the United States given our leading market share and the comprehensive solutions we offer.

              We sell natural gas vehicle fuels in the form of both CNG and LNG. CNG is generally used in automobiles and other light to medium duty vehicles as an alternative to gasoline. CNG is produced from natural gas that is supplied by local utilities to CNG vehicle fueling stations, where it is compressed and dispensed into vehicles in gaseous form. LNG is generally used in trucks and other medium to heavy-duty vehicles as an alternative to diesel, typically where a vehicle must carry a greater volume of fuel. LNG is natural gas that is super cooled at a liquefaction facility to -162 degrees Celsius (-260 degrees Fahrenheit) until it condenses into a liquid, which takes up about 1/600th of its original volume as a gas. We deliver LNG to fueling stations via our fleet of 48 tanker trailers. At the stations, LNG is stored in above ground containers until dispensed into vehicles in liquid form.

              We serve fleet vehicle operators in a variety of markets, including public transit, refuse hauling, airports, taxis and regional trucking. We believe the fleet market will continue to present a high growth opportunity for natural gas vehicle fuels. Some of the largest potential markets are seaports, airports, public transit and refuse hauling. For example, two of the largest seaports in the United States, Los Angeles and Long Beach, together have adopted a plan to mandate the use of alternative fuels for vehicle fleets serving those seaports, and other seaports are also considering alternative fuels. In addition, there is considerable room for growth in our key markets of public transit and refuse hauling, with approximately 15% of public transit vehicles and approximately 1% of refuse haulers currently using natural gas fuels, as stated by INFORM, Inc., a national nonprofit organization focused on environmental concerns (INFORM), and by the American Public Transportation Association.

              We generate revenues primarily by selling CNG and LNG, and to a lesser extent by building, operating and maintaining CNG and LNG fueling stations. At March 31, 2007, we served over 200 fleet customers operating over 14,000 natural gas vehicles. We own, operate or supply 172 natural gas fueling stations in Arizona, California, Colorado, Maryland, Massachusetts, New Mexico, New York, Texas, Washington, Georgia, Wyoming and Canada. In 2005, we acquired an LNG liquefaction plant near Houston, Texas, which we renamed the Pickens Plant, capable of producing up to 35 million gallons of LNG per year. We are also in the process of building an LNG liquefaction plant in California. We expect this plant will be operational in 2008, assuming we obtain required permits on a timely basis and assuming we do not experience significant construction delays. We anticipate this plant will initially be capable of producing up to 60 million gallons of LNG per year, and will be expandable to produce up to 90 million gallons of LNG per year.

Our History

              In the late 1980s, while serving as the chief executive officer of a successor to Mesa Petroleum Co., a company which he founded, Boone Pickens became convinced that (1) natural gas is a superior vehicle fuel because it is cheaper, cleaner and safer than gasoline and diesel, and (2) almost all natural gas consumed in the United States is produced in the United States and Canada. Over the next decade, Mr. Pickens and Andrew Littlefair, our chief executive officer, pioneered the U.S. market for natural gas as a vehicle fuel. Mr. Pickens and Mr. Littlefair worked to educate the public and government about the economic and environmental benefits of natural gas as a vehicle fuel. They were early leaders of the Natural Gas Vehicle Coalition (today, NGV America), the leading advocate for natural gas vehicles in the United States. Mr. Littlefair is chairman of that organization.

              When Mr. Pickens retired from Mesa in 1996, he and Mr. Littlefair formed Pickens Fuel Corp., which acquired the natural gas fueling businesses of Mesa and Southern California Gas Company. In 2001, Pickens Fuel Corp. combined its business with BCG eFuels, Inc. an owner and operator of natural gas fueling stations in Canada. That same year, we formed Clean Energy Fuels Corp. to own the combined operations. For accounting purposes, BCG eFuels, Inc was deemed the acquiring entity and is our predecessor entity. In December 2002, we acquired the former natural gas fueling stations of Public Service Company of Colorado and TXU Corp. Through additional acquisitions and investment in fueling stations, we have continued to expand geographically in the United States and Canada.

The Market for Vehicle Fuels

              According to the U.S. Department of Energy's Energy Information Administration, or EIA, the United States consumed an estimated 175 billion gallons of gasoline and diesel in 2006, and demand is expected to grow at an annual rate of 1.4% to 250 billion gallons by 2030. Gasoline and diesel comprise the vast majority of vehicle fuel currently consumed in the United States, while CNG, LNG and other alternative fuels represent less than 3% of this consumption, according to the EIA. Alternative fuels, as defined by the U.S. Department of Energy, include natural gas, ethanol, propane, hydrogen, biodiesel, electricity and methanol.

              In recent years, domestic prices for gasoline and diesel fuel have increased significantly, largely as a result of higher crude oil prices in the global market and limited refining capacity. Crude oil prices have been affected by increased demand from developing economies such as China and India, global political issues, weather-related supply disruptions and other factors. Industry analysts believe that crude oil producers will continue to face challenges to find and produce crude oil reserves in quantities sufficient to meet growing global demand, and that the costs of finding crude oil will increase. Some analysts predict that crude oil prices will remain at high levels compared to historical standards. Limited domestic refining capacity is also expected to continue to impact gasoline and diesel prices.

              We believe that crude oil, gasoline and diesel prices that are high relative to historical averages, combined with increasingly stringent federal, state and local air quality regulations, have created a favorable market opportunity for alternative vehicle fuels in the United States and Canada. Natural gas as an alternative fuel has been more widely used for many years in other parts of the world such as in Europe and Latin America, based on the number of natural gas vehicles in operation in those regions. The Gas Vehicle Report estimates that there are approximately 150,000 natural gas vehicles in the United States compared to approximately five million worldwide as of December 31, 2006.

Natural Gas as an Alternative Fuel for Vehicles

              We believe that natural gas is an attractive alternative to gasoline and diesel for vehicle fuel in the United States and Canada because it is cheaper, cleaner and safer than gasoline or diesel. In addition, almost all natural gas consumed in the United States and Canada is produced from U.S and Canadian sources. According to the EIA, in 2006 there were approximately 43 billion cubic feet or 300 million gasoline gallon equivalents of natural gas consumed in the United States for vehicle use, which is nearly double the amount consumed in 2000. It is estimated that there are over 750 natural gas fueling stations in the United States, according to the list of available stations provided by the U.S. Department of Energy's Energy Efficiency and Renewable Energy Agency, including stations in 45 states.

              Natural gas vehicles use internal combustion engines similar to those used in gasoline or diesel powered engines. A natural gas vehicle uses airtight storage cylinders to hold CNG or LNG, specially designed fuel lines to deliver natural gas to the engine, and an engine tuned to run on natural gas. Natural gas fuels have higher octane content than gasoline or diesel, and the acceleration and other performance characteristics of natural gas vehicles are similar to those of gasoline or diesel powered vehicles of the same weight and engine class. Natural gas vehicles, whether they run on CNG or LNG, are refueled using a hose and nozzle that makes an airtight seal with the vehicle's gas tank. For heavy-duty vehicles, natural gas vehicles operate more quietly than diesel powered vehicles. According to Deere & Company (John Deere), the decibels generated by running one diesel engine equal the decibels generated by running nine natural gas engines.

              Almost any current make or model passenger car, truck, bus or other vehicle is capable of being manufactured or modified to run on natural gas. However, in North America only a limited number of models of natural gas vehicles are available. Only Honda offers a factory built natural gas passenger vehicle, a version of its Civic 4-door Sedan called the GX. A limited number of other passenger vehicles and light-duty trucks are available through small volume manufacturers. These manufacturers offer current model vehicles made by others that they have modified to use natural gas and which have been certified to meet federal and state emissions and safety standards. Some GM and Ford models are now certified, including the Ford Crown Victoria, Ford E Van and GM Savanna/Express Van. Modifications involve removing the gasoline storage and fuel delivery system and replacing it with high pressure fuel storage cylinders and fuel delivery lines.

              Heavy-duty natural gas vehicles are manufactured by traditional original equipment manufacturers. These manufacturers offer some of their standard model vehicles with natural gas engines and components, which they make or purchase from engine manufacturers. Cummins Engine Co., Inc. and John Deere manufacture natural gas engines for medium and heavy-duty fleet applications, including transit buses, refuse trucks, delivery trucks and street sweepers.

              Heavy-duty natural gas vehicles manufactured by traditional original equipment manufacturers include:

    Trucks

    •
    Autocar
    •
    American LaFrance
    •
    Crane Carrier Company
    •
    Peterbilt

    Shuttles and Buses

    •
    Blue Bird (school buses)
    •
    ElDorado National (shuttles and transit buses)
    •
    New Flyer (transit buses)
    •
    North American Bus Industries, Inc. (transit buses)
    •
    Orion Bus Industries (transit buses)
    •
    Thomas Built Buses (school buses)

    Speciality

    •
    Allianz Madvac (street sweepers and specialty sweepers and vacuums)
    •
    Tymco (street sweepers)

              We believe that the use of natural gas as a vehicle fuel has several key benefits:

              Cheaper — Through 2003 in the United States, based upon EIA data, average CNG prices have generally been cheaper than average regular unleaded gasoline prices on a gasoline gallon equivalent basis, and LNG prices have generally been comparable to diesel fuel prices on a diesel gallon equivalent basis. Since 2004, CNG and LNG have become increasingly less expensive than gasoline and diesel. For example, in 2006 the average retail CNG price we charged in California, our most significant market, was $0.67 less per gasoline gallon equivalent than the average California regular unleaded gasoline price of $2.83 per gallon according to OPIS, and these CNG savings increased to $0.68 per gallon in the first three months of 2007 and $0.89 per gallon for the month of March 2007. In addition, CNG and LNG are also cheaper than the three other most widely available alternative fuels, propane, ethanol blends and biodiesel, as reported by the U.S. Department of Energy (DOE).

              Tax incentives also enhance the cost-effectiveness of CNG and LNG. Beginning in October 2006, and continuing through September 30, 2009, a U.S. federal excise tax credit of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG sold for vehicle use is available to sellers of the fuel. A U.S. federal income tax credit is also available to offset 50% to 80% of the incremental cost of purchasing new or converted natural gas vehicles.

              We believe that diesel fuel will become more expensive over the next several years as refineries must meet additional stringent federal sulfur diesel standards by 2010. Additionally, 2007 and later diesel engine models must meet 2007 federal heavy-duty engine emission standards as well as more restrictive standards in 2010, which will require significant modification cost.

              The chart below shows our average pump prices in California for CNG relative to California retail regular gasoline and diesel prices on a gasoline gallon equivalent basis for the periods indicated. CNG and LNG powered vehicles produce roughly the same miles per gallon as comparable to gasoline or diesel powered vehicles.

Average California Retail Prices
(Price per gasoline gallon equivalent)(1)

			Three months ended March 31, 2007
	Year ended December 31,
	2005	2006
California retail gasoline(2)	$2.50	$2.83	$2.80
California retail diesel(2)(3)	2.46	2.76	2.72
California CNG — Clean Energy	2.15	2.16	2.12
CNG discount to gasoline	(0.35)	(0.67)	(0.68)
CNG discount to diesel	(0.31)	(0.60)	(0.60)

(1)
Industry analysts typically use the gallon equivalent method in an effort to provide a normalized or "apples to apples" comparison of the relative cost of CNG compared to gasoline and diesel. Using this method, the cost of CNG is presented based on the amount of CNG required to generate the same amount of energy, measured in British Thermal Units or BTUs, as a gallon of gasoline.

(2)
Retail gasoline and diesel prices from Oil Price Information Service (OPIS).

(3)
Converted to gasoline gallon equivalents assuming 125,000 MMBTU and 139,000 MMBTU per gallon of gasoline and diesel, respectively.

              The following chart shows the estimated incremental cost in California by market of a natural gas vehicle compared to a gasoline or diesel vehicle and the estimated annual fuel cost savings that may be achieved by the natural gas vehicle.

Representative Annual Per Vehicle Fuel Cost Savings
by Fleet Market for California
Based on Fuel Prices as of March 31, 2007

Market	Estimated incremental cost ($)(1)	Fuel	Estimated annual fuel usage (gallons)(2)(3)	Cost of fuel CNG or LNG vs. gasoline or diesel (gallons)(2)(4)	Estimated annual fuel cost savings
Taxi	$0-$3,000	CNG or Gasoline	5,000	$2.40(5) vs. $3.27(5)	$4,350
Shuttle van	$7,000	CNG or Gasoline	7,500	$2.40(5) vs. $3.27(5)	$6,525
Municipal transit bus (CNG)	$18,000	CNG or Diesel	16,680	$1.73(6) vs. $3.03(7)	$21,684
Refuse truck (CNG)	$18,000	CNG or Diesel	11,120	$1.82(6)(8) vs. $3.43(7)	$17,903
Municipal transit Bus (LNG)	$18,000	LNG or Diesel	16,680	$1.77(9) vs. $3.03(7)	$21,017
Refuse truck (LNG)	$18,000	LNG or Diesel	11,120	$2.17(8)(9) vs. $3.43(7)	$14,011

(1)
Net of federal, state and local government incentives available to offset the incremental cost of acquiring the natural gas vehicle in California. In Southern California, as a result of local incentives, it is possible to convert a taxi without paying any incremental costs.

(2)
CNG and LNG volumes are stated on a gasoline gallon equivalent basis. Industry analysts typically use the gasoline gallon equivalent method in an effort to provide a normalized or "apples to apples" comparison of the relative cost of CNG compared to gasoline and diesel. Using this method, the cost of CNG is presented based on the amount of CNG required to generate the same amount of energy, measure in British Thermal Units, or BTUs, as a gallon of gasoline.

(3)
Average fleet vehicle usage estimated by us based on experience with our customers.

(4)
Fuel prices for municipal transit buses are lower compared to refuse trucks because fuel for municipal buses is not subject to fuel excise taxes.

(5)
CNG retail pricing is based on average Clean Energy California retail station pricing at March 31, 2007. Gasoline retail pricing is based on California average retail gasoline prices at March 31, 2007 as reported by OPIS.

(6)
CNG prices based on average prices paid by Clean Energy's California fleet customers in March 2007.

(7)
Diesel price based on California Air Resources Board reported diesel price in March 2007, adjusted for delivery and applicable taxes.

(8)
Excludes California Board of Equalization taxes of $0.0875 per GGE on CNG vehicles and $0.06 per gallon on LNG vehicles as these customers typically buy an annual permit of $168 per truck over 12,000 GVW that allows them to opt out of this tax.

(9)
LNG prices based on wholesale pricing adjusted for taxes and excluding infrastructure costs, which are typically paid by a third party.

              Cleaner — Use of CNG and LNG as a vehicle fuel creates less pollution than use of gasoline or diesel, based on data from South Coast Air Quality Management District studies. On-road mobile source emissions reductions are becoming increasingly important because many urban areas have failed to meet federal air quality standards. This failure has led to the need for more stringent governmental air pollution control regulations.

              The table below shows examples of emissions reductions for specified natural gas vehicles versus their gasoline or diesel powered counterparts. Comparisons are based on information submitted to the EPA by the manufacturer and reflect vehicles of the same make, model and engine size.

		Certified maximum grams per mile
Model	Fuel	NOx	CO	PM
2007 Honda Civic	Gasoline	0.040	2.100	0.010
2007 Honda Civic	CNG	0.010	1.050	0.005
Emission Reduction		75%	50%	50%
Model
2007 Chevrolet Silverado 2500	Gasoline	0.300	4.200	0.060
2007 Chevrolet Silverado 2500	CNG	0.200	4.200	0.020
Emission Reduction		33%	0%	67%

              For heavy-duty diesel engines, new federal government emissions requirements are effective in 2007, and more stringent requirements go into effect in 2010. The requirements limit permissible emissions from new vehicle engines and will likely result in increases in the costs of both acquiring and operating diesel vehicles. In order to comply with the 2007 to 2010 standards, we expect 2007 and later engine models to employ significant new emissions control technologies, such as advanced NOx and particulate matter (PM) traps, exhaust gas recirculation systems, and Selective Catalytic Reduction, which are expected to increase the cost of a diesel vehicle manufactured by as much as $10,000 to $20,000 per vehicle or more, according to estimates by industry sources. The new standards will also require the use of more expensive, ultra-low sulfur diesel fuels, which are necessary to enable the use of the latest emission control technologies. We expect these additional controls will generally result in lower performance and fuel economy and increase the cost to own and operate diesel vehicles. In addition, current state and local rules in some cases require modifications to reduce emissions from existing diesel vehicles.

              By comparison, most natural gas vehicles already meet the 2007 standards. The chart below shows the results of comparison tests, published by the South Coast Air Quality Management District, of a sample of diesel and natural gas engines against the federal emissions standards applicable for 2004, 2007 and 2010. The chart shows that some of the diesel engines that were tested did not meet the 2004 standards and none of them met the 2007 or 2010 standards, while a majority of the natural gas engines that were tested met the 2007 standards. Although none of the natural gas engines met the even more stringent 2010 standards, many existing natural gas engines can do so by using an available catalytic converter with an approximate cost of $4,000 to $6,000, and by making relatively minor modifications.

South Coast Air Quality Management District Study: 2006 On-Road Heavy-Duty Engine Certifications Based on Federal Emissions Standards (as of May 19, 2006)

              In addition to the South Coast Air Quality Management District's study of emissions from diesel and natural gas engines against the 2007 and 2010 standards, the District also compared emissions levels of natural gas and other alternative fuels to those of diesel engines. The results, shown in the chart below, demonstrate that natural gas vehicle fuels produce significantly lower emissions than biodiesel, ethanol blends and diesel technologies. The figures show the percentage reduction in NOx and PM compared to emissions from standard diesel engines.

Proven Commercially Alternative Fuels and Diesel Technologies

Technology	NOx reduction	PM reduction
Natural gas	≥50%	70%
Diesel emulsions	10-15%	50-65%
Biodiesel (B20)	-5%-0%	15-20%
Ethanol blends	2-6%	35-40%
Oxidation catalysts for diesel engines	0-3%	~20%
NOx/PM traps for diesel engines	0-25%	>85%
Low-sulfur diesel	Minimal	~20%

Source: South Coast Air Quality Management District — 2007 Air Quality Management Plan Summit Panel

              In September 2006, California Governor Arnold Schwarzenegger signed AB 32 into law, which calls for a cap on greenhouse-gas emissions throughout California and a 25% reduction statewide. Additionally, in February 2007, the governors of the five Western U.S. States, Oregon, California, Washington, New Mexico and Arizona, announced a regional plan to implement market-based programs within 18 months to reduce global warming pollution.

              Transportation accounts for more than 40% of California's annual greenhouse-gas emissions, according to the California Energy Commission. In order to reduce the greenhouse gas impact from California's use of transportation fuels, AB 32 establishes an initial goal of reducing the carbon intensity of California's passenger vehicle fuels by at least 10% by 2020 through the use of low carbon fuels. As set forth in a report by TIAX, LLC, on a full life-cycle ("well to wheels") analysis, natural gas as a vehicle fuel already results in greenhouse-gas reductions of up to 27% for light duty vehicles and up to 21% for medium and heavy-duty vehicles.

              Biogas is also a means to reduce greenhouse gas emissions. Biogas is natural gas produced from waste streams such as landfills, animal waste "lagoons" and sewage processing plants, and can reduce greenhouse-gas emissions up to a 100%. According to The American Biogas Alliance, biogas can be liquefied or injected into the pipeline and is compatible with existing natural gas fueling infrastructure. Additionally, according to a 1998 DOE study, biogas available from these sources could offset over ten billion gallons of petroleum fuel per year.

              Safer — As reported by NGV America, CNG and LNG are safer than gasoline and diesel because they dissipate into the air when spilled or in the event of a vehicle accident. When released, CNG and LNG are also less combustible than gasoline or diesel because they ignite only at relatively higher temperatures. The fuel tanks and systems used in natural gas vehicles are subjected to a number of federally required safety tests, such as fire and gunfire tests, pressure extremes and crash testing, per the U.S. Department of Transportation National Highway Traffic Safety Administration. CNG and LNG are generally stored in above ground tanks, and therefore are not likely to contaminate soil or groundwater.

              Domestic supply — In 2006, the United States consumed 17.1 million barrels of crude oil per day, of which 7.3 million barrels, or 42%, was supplied from the United States and Canada and 58% was imported from other countries according to the EIA. By comparison, the EIA estimates that 98% of the natural gas consumed in the United States in 2006 was supplied from the United States and Canada, making it less vulnerable to foreign supply disruption. In addition, the EIA estimates that approximately 1% of the estimated 21.3 trillion cubic feet of natural gas consumed in the United States in 2006 was used for vehicle fuel. We believe that a significant increase in use of natural gas as a vehicle fuel would not materially impact the overall demand for natural gas supplies.

              Analysts believe that there is a significant worldwide supply of natural gas relative to crude oil. In addition to reserves of natural gas in North America, there are also significant reserves of natural gas in other parts of the world that are increasingly being developed for export as LNG to high-consumption markets such as the United States. According to the 2006 BP Statistical Review of World Energy, on a global basis, the ratio of proven natural gas reserves to 2005 natural gas production was 60% greater than the ratio of proven crude oil reserves to 2005 crude oil production. This analysis suggests significantly greater longer term availability of natural gas than crude oil based on current consumption. Per industry analysts, significant investments are being made in the United States in re-gasification plant capacity to increase the amount of LNG that can be imported into the United States. Over the long run, we believe that expected investments in LNG liquefaction capacity worldwide will strengthen the supply outlook for natural gas.

              Bridge to hydrogen — With the goal of reducing U.S. dependence on foreign energy sources and lowering vehicle emissions, the federal government has launched several initiatives in the last few years that are dedicated to making practical and cost-effective hydrogen fuel cell vehicles widely available by 2020. The most cost-effective approach to produce hydrogen in the near term is to reform hydrogen from natural gas, according to Hydrogen.gov, the U.S. federal government's source of information on hydrogen fuels; and natural gas fueling stations are being considered by government agencies for use in the production of hydrogen for vehicles. In addition, natural gas vehicle fuel suppliers' expertise in working with fuels at very low temperatures or high pressure will be useful in a hydrogen-based transportation system because hydrogen is dispensed either in super-cooled liquid form (similar to LNG) or compressed gas form (similar to CNG). Even before wide scale hydrogen production for vehicle fuels goes into effect, natural gas fuel suppliers may begin supplying hydrogen/CNG blends or HCNG (20% hydrogen, 80% CNG), which the DOE has found to reduce NOx emissions by an additional 50% versus pure CNG.

Our Solution

              We provide a comprehensive solution to fleet operators seeking to use natural gas as a vehicle fuel, and we assist our customers in all aspects of their natural gas fuel operations. We help them evaluate, acquire and finance natural gas vehicles, obtain clean air incentives and build natural gas fueling stations. We then operate, supply and maintain the fueling stations, which are owned either by us or our customers.

              CNG and LNG sales — For most of our CNG customers, we typically purchase natural gas from the local utility or a broker, and the gas is delivered through the utility's pipeline system to the fueling station where it is compressed and dispensed into our customers' vehicles. We also supply a small amount of CNG to individual retail users through publicly accessible sections of some of our fleet fueling stations and our own infrastructure of publicly accessible stations. For our LNG customers, we purchase or produce LNG and then deliver it to fueling stations via our fleet of 48 tanker trailers, in many cases pursuant to multi-year supply contracts.

              We offer a variety of pricing alternatives to help customers manage their long-term fuel costs, including fixed price contracts, index plus contracts, and through December 31, 2006, price cap contracts. For fixed price contracts, a price is set based primarily on the prevailing index price of natural gas at the time we enter into the contract, and we are obligated to sell natural gas to the customer at that price for the duration of the contract. Depending on the location of the customer, we use the following indices to determine prevailing index prices of natural gas, among others: Houston Ship Channel, Rocky Mountain Index and SoCal Border. For price cap sale contracts, the price at which we sell natural gas to our customers fluctuates based on index prices for natural gas, but cannot exceed a specified price cap. The price cap was set based primarily on the prevailing index price of natural gas at the time we entered into the contract. For index plus contracts, the price at which we sell natural gas fluctuates based on index prices and has a built-in margin.

              Plan, design and build — We work with customers to evaluate the most cost-effective approach to convert their fleets to natural gas. We then design and build their fueling infrastructure, serving as general contractor or supervising qualified third-party contractors. We may either sell or lease the station to our customer, or maintain ownership of the station ourselves. We use our significant expertise as the leading natural gas station developer in the United States, having designed and built 61 stations in the United States and Canada. This process generally involves the following steps:

    •
    assess fleet needs and operating requirements,

    •
    advise and assist in procuring natural gas vehicles,

    •
    plan, size, design and build natural gas fueling stations, and

    •
    provide fueling and maintenance training.

              Finance vehicle acquisition and obtain incentive funding — We provide, or help our customers obtain, financing to acquire natural gas vehicles or convert their vehicles to operate on natural gas. In 2006, we began to offer to loan our customers up to 100% of the up-front capital needed to purchase natural gas vehicles or convert existing vehicles to use natural gas. We also use our in-house grant specialists to help secure government grants, tax rebates and related incentives for ourselves and our customers, which can otherwise be a challenging process. Our specialists have secured over $61 million in federal and state funding for ourselves and our customers since 1998. This expertise is important to our customers, as natural gas vehicle fleet operators have access to an increasing number of grants and other incentives to help defray a significant portion of the incremental costs of purchasing natural gas vehicles. In some cases, we may purchase natural gas vehicles or components of natural gas vehicles in anticipation of customer requirements. As of March 31, 2007, we have not generated significant revenue from these activities.

              Operation and maintenance — We service and maintain our customers' natural gas fueling stations, allowing them to focus more on operating their fleets. Our maintenance and support systems are designed to ensure that our customers will have the fuel necessary to operate their fleets on schedule every day. We monitor our LNG customers' tank levels remotely from our centralized operations center and use this information to manage customer inventory and schedule deliveries. We also remotely monitor equipment at most of our stations to help ensure it is operating properly. If a problem or potential problem is identified, we can either fix it remotely or send a technician to the site, often before the customer becomes aware of the problem. As of March 31, 2007, we had an operations team of 56, including 34 full-time employees dedicated to performing preventative maintenance and available to respond to service requests in 12 states and in Canada. To date, none of our customers has missed a scheduled vehicle deployment due to lack of natural gas fuels supplied by us.

Competitive Strengths

              We believe that our competitive advantages are:

              Comprehensive solution — We believe the package of services we have developed since our founding ten years ago, including a comprehensive solution for designing, building, operating and maintaining natural gas fueling stations, is highly valued by customers and not easily replicated by competitors. As a first mover, our strategically located fueling stations and supply contracts with anchor customers deter new entrants in many of our markets. We also believe our LNG supply relationships with four production plants in the western United States, our own LNG liquefaction plant in Texas and our planned LNG liquefaction plant in California give us a competitive advantage due to limited LNG supply and high transportation costs.

              Critical mass — In the United States and Canada, we own, operate or supply 172 natural gas fueling stations and we serve over 200 fleet customers operating over 14,000 natural gas vehicles. We have secured initial large fleet customers that cover our investment in fueling infrastructure in key metropolitan areas, which we believe will enable us to increase economies of scale by incrementally adding new fleet customers and by more effectively using our supply and maintenance infrastructure. We also believe the scale of our fueling operations in important geographies and fleet markets, such as at airports, gives us an advantage over new participants who may seek to enter these markets.

              Established brand — Our history of providing comprehensive natural gas fueling solutions to vehicle fleets, the presence of our branded natural gas fueling stations in several metropolitan areas and our long and prominent involvement in public clean air initiatives across the United States and Canada encouraging the use of natural gas as a vehicle fuel, have enabled us to establish brand recognition among vehicle fleets in key market segments. Metropolitan areas where our branded natural gas fueling stations are located include Los Angeles, San Diego, San Francisco, Denver, Dallas, Phoenix, Seattle and numerous cities in New York. We intend to leverage this brand recognition as we enter new regions, primarily by emphasizing to new customers the success and prominence of our branded natural gas fueling solutions in other fleet markets, as well as by referring new customers to existing fleet customers and to other natural gas industry participants that are familiar with our brand. Our goal is to continue to be the leading brand in the natural gas vehicle fueling market. We reinforce brand awareness through consistent design of our fueling stations, tanker trailers and other points of contact with our customers, as well as through high standards of service. Familiarity with our brand has led many potential customers to consider us a leading candidate for their natural gas vehicle fuel projects.

              Experienced board and management team — Since the late 1980s, key members of our management team have been at the forefront of advocating the use of natural gas as a vehicle fuel in the United States. We believe our management team is the most experienced in the natural gas vehicle fuels industry. Our executives have an average of over 10 years experience in this industry, with in-depth knowledge about clean air regulation, natural gas vehicle fuels and the design and operation of natural gas fueling stations. Through our largest stockholder, Boone Pickens, we also have a close relationship with BP Capital, a leading investor in natural gas commodities and futures markets, giving us valuable insight into natural gas supply and strong capabilities in hedging and other strategies to reduce commodity risk. Our board and management team serve in key industry associations and clean air advocacy groups and work to educate industry and government leaders about the use of natural gas as a vehicle fuel. Andrew Littlefair, our CEO, is the chairman of NGV America, the leading advocate for natural gas vehicles in the United States.

Business Strategy

              Our goal is to capitalize on the anticipated growth in the consumption of natural gas as a vehicle fuel and to enhance our leadership position as that market expands. To achieve these goals, we are pursuing the following strategies:

              Focus on high-volume fleet customers — We will continue to target fleet customers such as public transit, refuse haulers and regional trucking companies, as well as vehicle fleets that serve airports and seaports. We believe these are ideal customers because they are high-volume users of vehicle fuel and can be served by a centralized fueling infrastructure. We have recently focused on seaports because they are among the biggest air polluters and many are under increasing regulatory pressure to reduce emissions. In November 2006, two of the nation's largest seaports, the Ports of Los Angeles and Long Beach, adopted the San Pedro Bay Clean Air Action Plan which calls for the retrofit or replacement of approximately 10,600 trucks serving those ports so that they run on cleaner technology, including the replacement of approximately 5,300 trucks by alternative fueled trucks meeting specified "clean" truck standards. We believe that LNG-powered trucks, which are currently the only alternative fueled trucks meeting these standards, will comprise a substantial portion of the 5,300 replacement vehicles. We are building the first fueling station on-site at the ports to fuel these LNG-powered trucks and have selected other potential fueling station sites for development near the ports. In March 2007, the Port of Long Beach awarded us the right to enter into lease negotiations with the port to provide infrastructure that will service the growing LNG-powered port fleets.

              Capitalize on the cost savings of natural gas — We will continue to capitalize on the cost advantage of natural gas as a vehicle fuel. We educate fleet operators on the advantages of natural gas fuels, principally cost savings relative to gasoline and diesel, as well as government support to purchase natural gas vehicles and cost per gallon incentives, including new incentives that became effective in 2006, which we believe will accelerate the adoption of natural gas vehicles.

              Leverage first mover advantage — We plan to continue to capitalize on our initial presence in a number of growing markets for CNG and LNG, such as public transit, refuse hauling and airports, where there is increasing regulatory pressure to reduce emissions and where natural gas vehicles are already used in fleets. We plan to expand our business with existing customers as they continue to replace diesel and gasoline powered vehicles with natural gas vehicles. We intend to use our knowledge and reputation in these markets to win business with new customers.

              Optimize LNG supply advantage — The supply of LNG in the United States and Canada is limited. We believe that increasing our LNG supply will enable us to increase sales to existing customers and to secure new customers. We use our LNG supply relationships and strategically located LNG production capacity to give us an advantage. In addition to our own LNG liquefaction plant in Texas, we have relationships with four LNG supply plants in the western United States. We also are in the initial stages of building an LNG liquefaction plant in California that would enhance our ability to serve California, Arizona and other western U.S. markets and would help us to optimize the allocation of LNG supply we sell to our customers. In the future, we may also acquire natural gas reserves or rights to natural gas production to supply our LNG plants.

              Expand internationally — We plan to expand our operations internationally in strategic locations where we believe potential fleet customers are ready to adopt natural gas as a vehicle fuel. For example, in April 2007, we executed a non-binding letter of intent with Energy Gas del Perú SAC (EGP) to form a joint venture in Lima, Peru, pursuant to which we intend to build and operate natural gas fueling infrastructure targeted initially at taxi fleets and transit busses. We expect to sign a definitive agreement with EGP by the third quarter of 2007, and we anticipate investing approximately $5 million during the first year of the joint venture to develop up to five natural gas fueling stations.

Operations

              Our revenue principally comes from selling CNG and LNG, and to a lesser extent from operating and maintaining, as well as designing and building, fueling stations. Each of these is discussed below.

              Natural gas for CNG stations — We source natural gas for CNG stations from local utilities under standard arrangements which provide that we purchase natural gas at a published rate or negotiated prices. The natural gas is delivered via pipelines owned by local utilities to fueling stations where it is compressed on site. In some cases, we receive special rates from local utilities because of our status as a supplier of CNG for transportation.

              LNG production and purchase — We source LNG from our own plant as well as through purchases from four suppliers in the western United States. Combining these sources provides important flexibility and helps to create a reliable supply for our LNG customers. In November 2005, we acquired an LNG liquefaction plant near Houston, Texas, which we renamed the Pickens Plant. This plant has the capacity to produce 35 million gallons of LNG per year and also includes tanker trailer loading facilities and an 840,000 gallon storage tank. Additionally, we are in the initial stages of building an LNG liquefaction plant in California. We expect this plant will be operational in 2008, assuming we obtain required permits on a timely basis and assuming we do not experience significant construction delays. We anticipate this plant will initially be capable of producing up to 60 million gallons of LNG per year (with expansion capabilities to produce up to 90 million LNG gallons per year) and will enable us to supply our operations in California and Arizona more economically as our supply source will be closer to our customers' locations. We expect this plant will have tanker trailer loading facilities, similar to the Pickens Plant, and a 1.5 million gallon storage tank.

              As of March 31, 2007, we had purchase contracts with our four third-party LNG suppliers in the western United States. For the three months ended March 31, 2007, of the LNG we sold, we purchased 61% from these suppliers and the balance was produced at our Pickens Plant. Two of our LNG supply contracts contain "take or pay" provisions which require that we purchase specified minimum volumes of LNG at index-based prices or pay for the amounts that we do not purchase. If we need additional LNG and it is available from these two suppliers, we generally may purchase it from them, typically at the market price for natural gas plus a liquefaction fee. To date, we have taken and sold the required amounts under these two contracts.

              Production of LNG in the United States is fragmented, and it may be difficult for us to replace an LNG supplier or source additional LNG without disruption, at competitive prices and near our current or target customers. For further discussion of this topic and other factors that may disrupt the availability of LNG, please see "Risk Factors — Our ability to supply LNG to new and existing customers is restricted by limited production of LNG and by our ability to source LNG without interruption and near our target markets" on page 9.

              We have a fleet of 48 tanker trailers which we use to transfer LNG from our third-party suppliers and our Pickens Plant to individual fueling stations. We generally own the tanker trailers and we contract with third parties to provide tractors and drivers. Each LNG tanker trailer is capable of carrying 10,000 gallons of LNG. To optimize our distribution network, we use an automated tracking system that enables us to monitor the location of a tanker trailer at any time, as well as an automated fueling station tank-monitoring system that enables us to efficiently schedule the refilling of each station, which helps ensure that our customers have sufficient fuel to operate their fleets.

              Operations and maintenance — Typically, we perform operations and maintenance services for CNG stations, which are either owned by us or our customers. Although we may from time to time operate and maintain LNG stations, LNG stations are most often owned and maintained by our customers and supplied by us. Most of the CNG and LNG stations that we maintain or supply are monitored from our centralized operations center, facilitating increased reliability and safety, as well as lower operating costs. This monitoring helps us to ensure the timely delivery of fuel and to respond rapidly to any technical difficulties that may arise. In addition, we have an automated billing system that enables us to track our customers' usage and bill efficiently.

              Our station network — As of March 31, 2007, we owned, operated or supplied 172 fueling stations for our customers in Arizona, California, Colorado, Maryland, Massachusetts, New Mexico, New York, Texas, Washington, Georgia, Wyoming and Canada. Of these 172 stations, we owned 116 of the stations, and our customers owned the other 56 stations. The breakdown of the services we perform for these stations is set forth below.

	As of March 31, 2007
	CNG fueling stations	LNG fueling stations	Total stations
Operated, maintained and supplied by Clean Energy	85	5	90
Supplied by Clean Energy, operated and maintained by customer	2	26	28
Operated and maintained by Clean Energy, supplied by customer	53	1	54

Total	140	32	172

              For the month of March 2007, 23 of the stations listed in the table above delivered in excess of 100,000 gasoline gallon equivalents, and 27 stations delivered in excess of 25,000 gasoline gallon equivalents (but less than 100,000 gasoline gallon equivalents). Of the 23 stations delivering greater than 100,000 gasoline gallon equivalents per month, 17 relate to transit customers, four relate to airport locations and two relate to industrial customers. Of the 27 stations delivering greater than 25,000 gasoline gallon equivalents (but less than 100,000 gasoline gallon equivalents), eight relate to refuse customers, six relate to airport locations, five relate to public stations in California, five relate to transit customers, two relate to industrial customers and one relates to a municipal customer. In general, stations delivering higher volumes are more cost effective and perform better financially due to operating efficiencies generated by higher volumes and the spreading of a station's fixed costs over a larger revenue base. With respect to station performance by geographic region, stations located in busy metropolitan areas, particularly near airports, experience higher traffic and deliver higher volumes compared to stations located in areas that are less densely populated.

              Station construction and engineering — We have built 61 natural gas fueling stations, either serving as general contractor or supervising qualified third-party contractors, for ourselves or our customers. We acquired the additional stations we own that we did not construct through acquisition of assets or businesses. We use a combination of custom designed and off-the-shelf equipment to build fueling stations. Equipment for a CNG station typically consists of dryers, compressors, dispensers and storage tanks (which hold a relatively small buffer amount of fuel). Equipment for an LNG station typically consists of storage tanks that hold 10,000 to 15,000 gallons of LNG, plus related dispensing equipment.

              A number of our CNG fueling stations have separate public access areas for retail customers, which have the look, feel and fill rates of a traditional gasoline fueling station. Our CNG dispensers are designed to fuel at five to six gasoline gallon equivalents per minute, which is comparable to a traditional gasoline fueling dispenser. Our LNG dispensers are designed to fuel at 40 diesel gallon equivalents per minute, similar to a diesel fueling dispenser. LNG dispensing requires special training and protective equipment because of the extreme low temperatures of LNG.

Sales and Marketing

              We have sales representatives in all of our major operating territories, including Los Angeles, San Francisco, San Diego, Phoenix region, Boston region, New York, Denver, Dallas, Seattle, New Mexico, Toronto and Vancouver region. At March 31, 2007, we had 29 employees in sales and marketing. As we grow our business and enter new markets over the next several years, we intend to continue expanding our sales and marketing team, primarily by adding specialized sales experts to focus on fleet market opportunities in targeted metropolitan areas where we do not yet have a strong presence. We estimate we may need to hire between 40 and 60 sales and marketing employees in the foreseeable future. We market primarily through our direct sales force, attendance at trade shows and participation in industry conferences and events. Our sales and marketing group works closely with federal, state and local government agencies to educate them on the value of natural gas as a vehicle fuel and to keep abreast of proposed and newly adopted regulations that affect the industry. All of our U.S. sales offices except Denver are located in ozone "nonattainment" areas under the Federal Clean Air Act, where government regulations are more likely to mandate vehicle pollution controls.

Customers and Key Markets

              We currently have over 200 fleet customers operating over 14,000 vehicles, including 3,200 transit buses, 1,200 taxis, 800 shuttles and 800 refuse trucks. We target customers in a variety of markets, such as airports, public transit, refuse, seaports, regional trucking, taxis and government fleets. We do not depend on a single customer or a few customers, the loss of one or more of which would have a material adverse effect on us.

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    Airports — Many U.S. airports face emissions problems and are under regulatory directives and political pressure to reduce pollution, particularly as part of any expansion plans. Many of these airports already have adopted various strategies to address tailpipe emissions, including rental car and hotel shuttle consolidation. In order to reduce emissions levels further, many airports require or encourage service vehicle operators to switch their fleets to natural gas, including airport delivery fleets, door-to-door and parking shuttles, and taxis. To assist in this effort, airports are contracting with service providers to design, build and operate natural gas fueling stations in strategic locations on their property. Airports we serve include Baltimore-Washington International, Dallas-Ft. Worth International, Love Field (Dallas), Denver International, LaGuardia (New York), Los Angeles International, Oakland International, Phoenix Sky Harbor International, San Francisco International and SeaTac International (Seattle). At these airports, our representative customers include taxi and van fleets, as well as parking and car rental shuttles.

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    Transit agencies — According to the American Public Transportation Association there are over 80,000 municipal buses operating in the United States. In many areas, increasingly stringent emissions standards have limited the fueling options available to public transit operators. For example, the South Coast Air Quality Management District in California has adopted an Air Toxic Control Plan designed to encourage the use of alternative fuel buses. Eligible buses include hybrid gasoline electric buses (which typically cost $165,000 more than a traditional gasoline or diesel powered bus according to the Union of Concerned Scientists, an environmental watchdog group) or natural gas powered buses (which typically cost $35,000 more than a traditional gasoline or diesel powered bus, a significant portion of which can be recaptured through tax credits). Some public transit authorities also allow hybrid diesel electric buses (which typically cost $200,000 more than a traditional gasoline or diesel powered bus). The cost comparison data in this paragraph are from Hybridcenter.org, a project of the Union of Concerned Scientists. Transit agencies have been early adopters of natural gas vehicles, with almost 15% of all buses in the United States operating on LNG, CNG or CNG blends, according to the American Public Transportation Agency 2006 Public Transportation Factbook. Our representative public transit customers include Dallas Area Rapid Transit, Santa Monica Big Blue Bus, Boston Metropolitan Transit Development Agency, Ft. Worth Transportation Agency, Metropolitan Transit Development Board of San Diego, Phoenix Transit, Tempe Transit and Foothill Transit (California).

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    Refuse haulers — According to INFORM, there are nearly 200,000 trucks in the United States, consuming approximately one billion gallons of fuel per year, that haul refuse and recyclables from collection points to landfills and recycling facilities. Many refuse haulers are facing pressure from the municipalities they serve to reduce emissions. We estimate there are fewer than 1,400 natural gas powered refuse hauling vehicles operating in the United States on CNG and LNG. Our representative refuse hauler customers include a portion of the California-based operations of both Waste Management and Republic Services, as well as CR&R and NORCAL Waste Systems, and the cities of Bakersfield, Fresno and Sacramento.

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    Seaports — Seaports are typically large polluters because of emissions from cargo ships, trains, yard hostlers and trucks. Many seaports must reduce emissions levels in connection with any expansion efforts. A practical solution for reducing port emissions is to require that land-based vehicles accessing the seaport use alternative fuels such as natural gas. Such mandates require conversion to alternative fueling systems for regional trucking fleets that transport containers from the seaport to local distribution centers, as well as the yard hostlers that move containers around the shipyard. In November 2006, two of the nation's largest seaports, the Port of Los Angeles and Port of Long Beach, adopted the San Pedro Bay Clean Air Action Plan (CAAP) which calls for the retrofit or replacement of approximately 10,600 trucks serving those ports so that they run on cleaner burning fuels, including the replacement of approximately 5,300 trucks by alternative fueled trucks meeting specified "clean" truck standards. We believe that LNG- powered trucks, which are currently the only alternative fueled trucks meeting these standards, will comprise a substantial portion of the 5,300 replacement vehicles. In February 2007, under the CAAP's Heavy-Duty LNG Truck Program, the first request for proposals (RFP) was issued which allocates a total of $22 million in awards (up to $144,000 per truck) to help cover the replacement of older diesel-powered trucks with new LNG-powered trucks. Our in-house staff is already in the process of submitting proposals for these funds on behalf of a number of eligible trucking companies, and we have agreed to provide these trucking companies with secure LNG fueling (a requirement under the RFP). The Port of Long Beach also issued an RFP to provide an LNG fueling and maintenance facility for the port. In March 2007, we were awarded a contract from the Port of Long Beach to design, build, operate and maintain infrastructure capable of fueling hundreds of LNG-powered trucks. We are also in the process of building a separate LNG fueling station for the ports, which will be the first station to fuel these trucks on site, and we plan to build a number of other fueling stations near the ports that will service these growing fleets. Additionally, we believe the 100 LNG-powered trucks we have on order are the only vehicles available for purchase which meet the engine parameters under the Heavy-Duty LNG Truck Program.

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    Regional trucking — According to the EPA, the average tractor-trailer uses over 11,500 gallons of fuel per year. Most of these trucks run on diesel fuel, which is becoming more expensive and less desirable as emissions standards become increasingly more stringent. For regional fleets that can use centralized refueling facilities, LNG is a more cost-effective fuel alternative that enables trucking companies to meet the evolving emissions standards. Our representative regional trucking customers include the Dallas and Houston distribution centers of Sysco Food Services, a wholesale distributor of food products, and the Houston distribution center of H.E. Butt Grocery Company.

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    Taxis — According to the Automotive Fleet Factbook, there were approximately 156,000 taxis operating in the United States in 2004. We believe that as of 2005, less than 2% of these vehicles were natural gas vehicles. Because taxi fleets travel many miles and can refuel at a central location, they are excellent candidates to use CNG. Natural gas vehicles allow taxi fleets a convenient way to reduce operating costs. We serve approximately 1,100 taxis in Southern California, the San Francisco Bay Area, New York City, Phoenix, Tucson and Seattle.

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    Government fleets — According to the Federal Highway Administration, or FHA, in 2005, there were over four million government fleet vehicles in operation in the United States, including those operated by federal, state and municipal entities. In California and Texas, for example, according to the FHA there were over 590,000 and 475,000 government vehicles, respectively. As government regulations on pollution continue to become more stringent, government agencies are evaluating ways to make their fleets cleaner and run more economically. Under the federal Energy Policy Act of 2005, 75% of new light-duty vehicles purchased by federal fleet operators are required to run on alternative fuels. Our representative government fleet customers include the United States Navy (San Diego), the National Park Service (Grand Canyon), California Department of Transportation (Los Angeles and Orange County), State of New York, City of Denver, City and County of Los Angeles, City and County of San Francisco, City and County of Dallas and City of Phoenix.

Tax Incentives and Grant Programs

              U.S. federal and state government tax incentives and grant programs are available to help fleet operators reduce the cost of acquiring and operating a natural gas vehicle fleet. Incentives are typically available to offset the cost of acquiring natural gas vehicles or converting vehicles to use natural gas, constructing natural gas fueling stations and selling CNG or LNG. The principal incentive programs available are discussed below.

Tax Incentives

              Recent amendments to the federal tax laws created a federal excise tax rebate for sales of CNG and LNG vehicle fuels effective October 1, 2006, and continuing through September 30, 2009, and federal income tax credits for purchases of natural gas vehicles and natural gas fueling equipment effective January 1, 2006. These rebates and credits are key incentives designed to enhance the cost-effectiveness of CNG and LNG as vehicle fuels throughout the United States.

              VETC — Under the Volumetric Excise Tax Credit for alternative fuels, sellers of CNG or LNG will receive a credit of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG sold for vehicle fuel use after September 30, 2006 and before October 1, 2009. Based on the service relationship we have with our customers, either we or our customers are able to claim the credit. During this period, we may offset a portion of the $0.50 credit against the federal excise tax paid by our customers of $0.183 per gasoline gallon equivalent of CNG sold or $0.243 per gallon of LNG sold which was increased to these amounts as part of the same legislation. By comparison, the legislation will not provide any offsetting refund to the federal excise tax of $0.184 per gallon of gasoline or $0.244 per gallon of diesel fuel sold, which tax rates the legislation did not change. These tax credits for CNG and LNG will lower the cost of natural gas vehicle fuels to sellers, and the savings can be passed on to the customer if the seller elects to do so.

              Vehicle credits — Effective January 1, 2006, a federal income tax credit became available to taxpayers for 50% of the incremental cost associated with purchasing a new vehicle that operates only on natural gas or another alternative fuel (as compared to the cost of the same vehicle using a gasoline or diesel fuel motor) or a vehicle converted to that form of alternative fuel. The credit is increased to 80% of the incremental cost if the vehicle is certified as meeting the most stringent applicable emission standard for the vehicle under the Federal Clean Air Act or under California law (other than zero emission standards). The incremental cost upon which the credit can be based is limited to $5,000 if the vehicle purchased weighs 8,500 pounds or less, $10,000 if the vehicle purchased weighs more than 8,500 pounds but 14,000 pounds or less, $25,000 if the vehicle purchased weighs more than 14,000 pounds but 26,000 pounds or less, and $40,000 if the vehicle purchased weighs more than 26,000 pounds.

              For a taxpayer to be eligible for the credit, the vehicle must be acquired by the taxpayer for use or lease predominantly within the United States and not for resale, and the original use of the vehicle must commence with the taxpayer; or the taxpayer must sell the vehicle (which cannot be subject to a lease) to a tax-exempt entity (including the United States, any state and any political subdivision thereof), that places the vehicle into first use and disclose to that entity the amount of the allowable credit. The credit for any year is limited to the taxpayer's regular income tax liability for the year, subject in some cases to certain carryback and carryforward provisions. This federal income tax credit is currently in effect for vehicles purchased before January 1, 2011.

              Equipment credit — Effective January 1, 2006, a federal income tax credit also became available to taxpayers for 30% of the cost of new equipment used for natural gas vehicle refueling. The credit is available for any equipment, other than equipment that is a structural component of a building, that is used predominantly within the United States for dispensing certain alternative fuels including CNG and LNG as a vehicle fuel or for storing the fuel at the point of fueling.

              For a taxpayer to be eligible for the credit, the original use of the equipment must commence with the taxpayer; or the taxpayer must sell the equipment (which cannot be subject to a lease) to a tax-exempt entity (including the United States, any state and any political subdivision thereof), that places the equipment into first use and must disclose to that entity the amount of the allowable credit. The credit is limited to $30,000 in the case of depreciable equipment, or $1,000 in the case of equipment that is installed in the personal residence of a taxpayer. The credit for any year is limited to the taxpayer's regular income tax liability for the year, subject in some cases to certain carryback and carryforward provisions. This federal income tax credit is currently in effect for equipment placed in service before January 1, 2010.

Grant Programs

              The following are some of the grant programs available for fleets in several of the states in which we operate. We assist our customers in applying and qualifying for grants under these programs.

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    Mobile Source Air Pollution Reduction Review Committee — The Mobile Source Air Pollution Reduction Review Committee, or MSRC, is a Southern California program that funds projects that reduce air pollution from motor vehicles within the South Coast Air Quality Management District in Southern California. The South Coast Air Quality Management District is a geographic region defined in state regulations to include all of Los Angeles and Orange Counties, and portions of Riverside and San Bernardino counties. The MSRC uses a portion of the California Department of Motor Vehicles $4 per vehicle surcharge for the south coast district, estimated to be $44 million in 2007, to fund a variety of clean air programs, including grants to purchase natural gas vehicles and fueling station infrastructure. The annual budget of the MSRC is approximately $12 million to $14 million. The MSRC has a yearly work program designed to fund projects that reduce air pollution from motor vehicles.

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    California Carl Moyer Program — The Carl Moyer Memorial Air Quality Standards Attainment Program, or Carl Moyer Program, was initiated in California in 1998 to reduce emissions from heavy-duty, diesel-powered vehicles and other mobile sources. The Carl Moyer Program provides matching grants of approximately $140 million per year to private companies and public agencies in California to fund efforts to clean up emissions from their heavy-duty engines through retrofitting, repowering or replacing them with newer and cleaner versions. In 2007, $35 million of this budget was allocated to the South Coast Air Quality Management District. Qualifying projects include those that reduce emissions from heavy-duty on and off-road equipment, such as trucks over 14,000 pounds gross vehicle weight and off-road equipment such as construction equipment and airport ground support equipment.

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    New York Programs — The New York State Energy Research Development Authority makes funds available to offset the incremental cost of purchasing natural gas vehicles. This agency's programs include funding up to $8,000 per vehicle for the purchase of natural gas taxicabs and $2.5 million to offset the incremental cost of light and heavy-duty vehicles. In addition, New York State has an alternative vehicle and infrastructure fuel tax credit and has exempted alternative fuels from sales and use taxes.

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    Texas Emissions Reduction Plan — The Texas Emissions Reduction Plan is a comprehensive set of clean air incentive programs, including vehicle programs, designed to improve air quality in Texas. The Texas Commission on Environmental Quality administers grants under these programs. The grants are used to help reduce air pollution in Texas ozone "nonattainment" areas and are often targeted towards reducing emissions from diesel equipment. In 2006, $130 million of these grants were made available to purchase and convert to low emission vehicles. In addition, the Governor of Texas has announced plans to allocate an additional $183 million to the Texas Emission Reduction Plan.

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    U.S. Department of Energy State Energy Program — The Department of Energy's State Energy Program provides grants to states to design and carry out their own renewable energy and energy efficiency programs. Total funds available in 2005 for clean air State Energy Programs were $14.7 million. Funding from these programs goes to state energy offices in all states and U.S. territories, and the projects are managed by state energy offices. We and our customers have used these grants in various states to fund vehicle purchases and construct fueling stations.

Financing Activities

              We began providing finance services to our customers in the first quarter of 2006. We offer financing for our customers' purchase of natural gas vehicles or the conversion of their existing gasoline or diesel powered vehicles to operate on natural gas. We may loan customers up to 100% of the purchase price of natural gas vehicles. We may also lease natural gas vehicles in the future. Where appropriate, we apply for and receive state and federal incentives associated with these natural gas vehicle purchases and conversions and pass these benefits through to our customers.

              We believe our vehicle financing program provides us with a competitive advantage because it enables us to offer our customers a comprehensive solution that limits the up-front cost of adopting natural gas as a vehicle fuel. Additionally, we believe that our loans offer pricing and terms that are comparable to those our customers would receive from other vehicle lenders and leasing companies. As of March 31, 2007, we have not generated significant revenue from vehicle acquisition and finance activities. However, we anticipate using $15 to $20 million from the proceeds of this offering to finance the purchase of natural gas vehicles by our customers and generate related revenue.

Competition

              The market for vehicular fuels is highly competitive. The biggest competition for CNG, LNG and other alternative fuels is gasoline and diesel, the production, distribution and sale of which are dominated by large integrated oil companies. The vast majority of vehicles in the United States and Canada are powered by gasoline or diesel. There is no assurance that we can compete effectively against other fuels, or that significant competitors will not enter the natural gas fuel market.

              Within the United States, we believe our largest competitors for CNG sales are: Trillium USA / Pinnacle CNG, a privately held provider of CNG fuel infrastructure and fueling services, which we believe focuses primarily on transit fleets in California, Arizona and New York; and Hanover Compressor Company, a large publicly-traded international provider of natural gas compressors and related equipment, which we believe focuses its CNG vehicle fuel business primarily on transit fleets in California, Maryland, Massachusetts and Washington D.C. These companies are significant competitors in the market for transit fleets.

              Within the U.S. LNG market, we believe our largest competitor is Earth Biofuels, Inc., a public company that distributes LNG in the western United States. We have identified no significant competitors in Canada for CNG or LNG sales.

              We own, operate or supply 172 CNG and LNG fueling stations. We operate 140 CNG fueling stations which we estimate is approximately four times the number of CNG fueling stations as our next largest competitor. We further estimate that in 2005 we supplied approximately twice the amount of natural gas for vehicular use as our next largest competitor. In addition, we believe we are the only company in the United States or Canada that provides both CNG and LNG on a significant scale, and we operate in more states and provinces than any of our other competitors.

              Potential entrants to the market for natural gas vehicle fuels include the large integrated oil companies, other retail gasoline marketers and natural gas utility companies. The integrated oil companies produce and sell crude oil and natural gas, and they refine crude oil into gasoline and diesel. They and other retail gasoline marketers own and franchise retail stations that sell gasoline and diesel fuel. In international markets, including to a limited extent in Canada, integrated oil companies and other established fueling companies sell CNG at a number of their vehicle fueling stations that sell gasoline and diesel. Natural gas utility companies own and operate the local pipeline infrastructure that supplies natural gas to retail, commercial and industrial customers.

              It is possible that any of these competitors, and other competitors who may enter the market in the future, may create product and service offerings that compete with ours. Many of these companies have far greater financial and other resources and name recognition than we have. Entry by these companies into the market for natural gas vehicle fuels may reduce our profit margins, limit our customer base and restrict our expansion opportunities.

              Other alternative fuels compete with natural gas in the retail market and may compete in the fleet market in the future. We believe there is room for all providers of alternative fuels in the vehicle fuels market. However, suppliers of ethanol, biodiesel and hydrogen, as well as providers of hybrid vehicles, may compete with us for fleet customers in our target markets. Many of these companies benefit, as we do, from U.S. state and federal government incentives which allow them to provide fuel more inexpensively than gasoline or diesel.

Bridge to Hydrogen—Implementation of CNG/Hydrogen Fueling Station Activities

              We believe natural gas as a vehicle fuel is the best bridge to a hydrogen-based transportation system because natural gas can be used as a delivery mechanism for hydrogen and leverages the same infrastructure and expertise for vehicle fueling. As part of the Canadian Hydrogen Highway initiative, we are participating, together with a coalition of partners, in a program known as the Integrated Waste Hydrogen Utilization Project (IWHUP). The goal of the project is to take hydrogen from a process waste stream that is currently being vented to the atmosphere, purify it, and then transport it to a refueling station for use in vehicles. In furtherance of this program, we leveraged our design and engineering expertise with CNG fueling stations to build an integrated CNG/hydrogen (HCNG) dispenser. This dispenser is capable of providing 100% natural gas, 100% hydrogen or any blended combination of the two fuels with more precise mixing than achieved previously. The station at which this dispenser is located provides CNG daily to approximately 70 buses and HCNG to four buses that are involved in the IWHUP demonstration project. We believe our construction and operation of this modified station demonstrates our ability to leverage existing natural gas infrastructure to introduce hydrogen fuel to customers.

Background on Clean Air Regulation

              The Federal Clean Air Act provides a comprehensive framework for air quality regulation in the United States. Many of the federal, state and local air pollution control programs regulating vehicles have their basis in Title I or Title II of the Federal Clean Air Act.

              Title II of the Federal Clean Air Act authorizes the U.S. Environmental Protection Agency (EPA) to establish emission standards for vehicles and engines. Diesel-fueled heavy-duty trucks and buses have recently accounted for substantial portions of the nitrogen oxide (NOX) and particulate matter emissions from mobile sources, and diesel emissions have received significant attention from environmental groups and state agencies. In 2001, the EPA finalized its Heavy-Duty Highway Rule, also known as the 2007 Highway Rule. The 2007 Highway Rule seeks to limit emissions from diesel-fueled trucks and buses on two fronts: new tailpipe standards requiring significantly reduced NOx and particulate matter emissions for new heavy-duty diesel engines, and new standards requiring refiners to produce low sulfur diesel fuels that will enable more extensive use of advanced pollution control technologies on diesel engines.

              The 2007 Highway Rule's tailpipe standards, which will apply to new diesel engines, take effect in 2007 and 2010. Specifically, new particulate matter standards take effect in 2007 and new NOx standards will be phased-in between 2007 and 2010. The rule's fuel standards call for a shift by U.S. refiners and importers from low sulfur diesel, with a sulfur content of 500 parts per million (ppm), to ultra-low sulfur diesel, with a sulfur content of 15 ppm. The rule, which will effect a transition to ultra-low sulfur diesel between 2006 and 2010, required refiners to begin producing ultra-low sulfur diesel fuels on June 1, 2006.

              Title I of the Federal Clean Air Act charges the EPA with establishing uniform National Ambient Air Quality Standards for criteria air pollutants anticipated to endanger public health and welfare. States in turn have the primary responsibility under the Federal Clean Air Act for achieving attainment with these standards. If any area within a state fails to meet these standards for a criteria air pollutant, the state must develop an implementation plan and local agencies must develop air quality management plans for achieving attainment. Many state programs regulating vehicle pollution or mobile sources of pollution are developed as part of a state implementation plan for achieving attainment of these standards for two criteria pollutants in particular: ozone and particulate matter. Many of the nation's metropolitan areas are in "nonattainment" status for one or both of these criteria air pollutants. As components of their state implementation plans, individual states have also adopted diesel fuel standards intended to reduce NOX and particulate matter emissions. Texas and California have both adopted optional low-NOX diesel programs. Additionally, many state implementation plans and some quality management plans include vehicle fleet requirements specifying the use of low emission or alternative fuels in government vehicles.

              Although the majority of state air pollution control regulations are components of state implementation plans developed pursuant to Title I of the Federal Clean Air Act, states are not precluded from developing their own air pollution control programs under state law. For example, the California Air Resources Board and the South Coast Air Quality Management District have promulgated a series of airborne toxic control measures under California state law, several of which are directed toward reducing emissions from diesel fueled engines.

Government Regulation and Environmental Matters

              Certain aspects of our operations are subject to regulation under federal, state and local laws. If we were to violate these laws or if the laws or enforcement proceedings were to change, it could have a material adverse effect on our business, financial condition and results of operations.

              Regulations that significantly impact our operations are described below.

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    CNG and LNG stations — To construct a CNG or LNG fueling station, we must obtain a facility permit from the local fire department and either we or a third-party contractor must be licensed as a general engineering contractor. The installation of each CNG and LNG fueling station must be in accordance with federal, state and local regulations pertaining to station design, environmental health, accidental release prevention, above-ground storage tanks, hazardous waste and hazardous materials. We are also required to register with certain state agencies as a retailer/wholesaler of CNG and LNG.

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    Transfer of LNG — Federal Safety Standards require each transfer of LNG to be conducted in accordance with specific written safety procedures. These procedures must be located at each place of transfer and must include provisions for personnel to be in constant attendance during all LNG transfer operations.

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    LNG liquefaction plants — To build and operate LNG liquefaction plants, we must apply for facility permits or licenses to address many factors, including storm water or wastewater discharges, waste handling and air emissions related to production activities or equipment operations. The construction of LNG plants must also be approved by local planning boards and fire departments.

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    Financing — State agencies generally require the registration of finance lenders. For example, in California, pursuant to the California Finance Lenders Law, one of our subsidiaries is a registered Finance Lender and Broker with the California Department of Corporations.

              We believe we are in substantial compliance with environmental laws and regulations and other known regulatory requirements. Compliance with these regulations has not had a material effect on our capital expenditures, earnings or competitive position. It is possible that more stringent environmental laws and regulations may be imposed in the future, such as more rigorous air emission requirements or proposals to make waste materials subject to more stringent and costly handling, disposal and clean-up requirements. Accordingly, new laws or regulations or amendments to existing laws or regulations might require us to undertake significant capital expenditures, which may have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Employees

              As of March 31, 2007, we employed 102 people, of whom 29 were in sales and marketing, 56 were in operations and 17 were in finance and administration. We have not experienced any work stoppages and none of our employees are subject to collective bargaining agreements. We believe that our employee relations are good.

Properties

              Our executive offices are located at 3020 Old Ranch Parkway, Suite 200, Seal Beach, CA 90740, where we occupy approximately 21,950 square feet. Our monthly rental payments for these offices are approximately $54,400. Our office lease expires in December 2010. We believe our existing facilities are adequate for our current needs.

              We also lease facilities for our satellite sales and service offices in Boston, Denver, Dallas, Vancouver, Toronto and Phoenix, and our monthly rent payments for such facilities are approximately $18,500 per month in the aggregate.

              In December 2005, we purchased the Pickens Plant located in Willis, Texas, approximately 50 miles north of Houston. We own approximately 34 acres on which the plant is situated, along with approximately 24 acres surrounding the plant.

              We are in the initial stages of building an LNG liquefaction plant in California, and have already begun hiring engineers, applying for governmental permits and procuring lead-time parts and equipment for this project. We expect this plant will be operational in 2008, assuming we obtain the required permits on a timely basis and do not experience significant construction delays. In November 2006, we entered into a ground lease for the 36 acres on which the proposed plant will be situated. The lease is for an initial term of 30 years, beginning on the date that the plant commences operations, and requires annual base rent payments of $230,000 per year, plus $130,000 per year for each 30,000,000 gallons of production capacity, subject to future adjustment based on consumer price index changes. In addition, we must also pay a royalty to the landlord for each gallon of LNG produced at the facility as well as for certain other services that the landlord will provide.

              We lease the land upon which we construct, operate and maintain some of our CNG and LNG fueling stations for our customers. We often own the equipment and fixtures that comprise the CNG fueling stations. The ground leases for our stations typically have a term of 10 years and require payments of a fixed amount or a variable amount based on the number of gallons sold at the site during the period. As of December 31, 2006, we leased the land for 55 stations and for the year ended December 31, 2006 paid a total of approximately $736,000 in rent under the station ground leases.

Legal Proceedings

              We are not involved in any material legal proceedings. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

MANAGEMENT

Directors and Executive Officers

              Our directors and executive officers and their ages and positions are as follows:

Name	Age	Position
Andrew J. Littlefair	46	President, Chief Executive Officer and Director
Richard R. Wheeler	42	Chief Financial Officer
James N. Harger	48	Senior VP, Marketing and Sales
Mitchell W. Pratt	47	Senior VP, Engineering, Operations and Public Affairs
Warren I. Mitchell	69	Chairman of the Board of Directors
David R. Demers	51	Director
John S. Herrington	67	Director
James C. Miller III	64	Director
Boone Pickens	78	Director
Kenneth M. Socha	60	Director

              Andrew J. Littlefair, one of our founders, has served as our President, Chief Executive Officer and a director since June 2001. From 1996 to 2001, Mr. Littlefair served as President of Pickens Fuel Corp. From 1987 to 1996, Mr. Littlefair served in various management positions at Mesa, Inc., an energy company of which Boone Pickens was Chief Executive Officer. From 1983 to 1987, Mr. Littlefair served in the Reagan Administration as a presidential aide. Mr. Littlefair is currently Chairman of NGV America, the leading U.S. advocacy group for natural gas vehicles. Mr. Littlefair earned a B.A. from the University of Southern California.

              Richard R. Wheeler has served as our Chief Financial Officer since February 2003. From November 2001 to January 2003, Mr. Wheeler served as Chief Financial Officer of Blue Energy & Technologies, a privately-held natural gas vehicle fuels company which we acquired in December 2002. From May 2000 to October 2001, Mr. Wheeler served as Executive Vice President and Chief Financial Officer of Encoda Systems, Inc., a privately-held software company. Mr. Wheeler earned a B.S. and an M.B.A. from the University of Colorado, Boulder and is a certified public accountant.

              James N. Harger has served as our Senior Vice President, Marketing and Sales, since June 2003, and served as our Vice President, Marketing from June 2001 to June 2003. From 1997 to 2001, Mr. Harger served as Vice President, Marketing and Sales of Pickens Fuel Corp. From 1983 to 1997, Mr. Harger served in management positions at Southern California Gas Company, where he assisted in the launch of the natural gas vehicle program in 1992. Mr. Harger earned a B.S. from the University of California, Los Angeles, and an M.B.A. from Pepperdine University.

              Mitchell W. Pratt has served as our Senior Vice President, Engineering, Operations and Public Affairs, since January 2006, and as our corporate secretary since December 2002. From August 2001 to December 2005, Mr. Pratt served as our Vice President, Business Development. From 1983 to July 2001, Mr. Pratt held various positions in sales and marketing, operations and public affairs at Southern California Gas Company. Mr. Pratt earned a B.S. from the California State University at Northridge and an M.B.A. from the University of California, Irvine.

              Warren I. Mitchell has served as our Chairman of the Board and a director since May 2005. For over 40 years until his retirement in 2000, Mr. Mitchell worked in various positions at Southern California Gas Company, including as President beginning in 1990 and Chairman beginning in 1996. Mr. Mitchell currently serves on the board of directors of The Energy Coalition, a non-profit organization devoted to education on energy management, and on the board of directors of a privately-held technology company. Mr. Mitchell earned a B.S. and an M.B.A. from Pepperdine University.

              David R. Demers has served as a director of our company since June 2001. Mr. Demers has served as the Chief Executive Officer and as a director of Westport Innovations, Inc., a Canadian company publicly traded on the Toronto Stock Exchange that develops engines for gaseous fuels, since the company was formed in March 1995. Mr. Demers serves on the board of directors of Cummins Westport Inc., a joint venture between Westport Innovations Inc. and Cummins Inc., to develop and market alternative fuel engines, Parran Capital Inc., a publicly-traded Canada-based capital pool company, and two privately held technology companies. Mr. Demers earned a B.S.C. and a LL.B. from the University of Saskatchewan.

              John S. Herrington has served as a director of our company since November 2005. For over a decade, Mr. Herrington has been a self employed businessman and attorney at law. From 1985 to 1989, Mr. Herrington served as the U.S. Secretary of Energy, and from 1983 to 1985, Mr. Herrington served as Assistant to the President for presidential personnel in the Reagan Administration. From 1981 to 1983, Mr. Herrington served as Assistant Secretary of the Navy. Mr. Herrington earned an A.B. from Stanford University and a J.D. and LL.B. from the University of California, Hastings College of the Law.

              James C. Miller III has served as a director of our company since May 2006. Mr. Miller has served on the board of governors of the United States Postal Service since April 2003, and as its chairman since January 2005. Mr. Miller has served on the boards of directors of the Washington Mutual Investors Fund since October 1992 and the J.P. Morgan Value Opportunities Fund since December 2001. From 1981 to 1985, Mr. Miller was Chairman of the U.S. Federal Trade Commission in the Reagan Administration, and also served as Director of the U.S. Office of Management and Budget from 1985 to 1988. Mr. Miller earned a B.B.A. from the University of Georgia and a Ph.D. from the University of Virginia.

              Boone Pickens has served as a director of our company since June 2001 and founded Pickens Fuel Corp. in 1996. Mr. Pickens has served as the Chairman and Chief Executive Officer of BP Capital L.P. since he founded the company in 1996, and is also active in management of the BP Capital Equity Fund and BP Capital Commodity Fund, privately-held investment funds. Mr. Pickens also serves on the board of directors of EXCO Resources, Inc., a publicly traded energy company. Mr. Pickens was the founder of Mesa Petroleum, an oil and gas company, and served as its Chief Executive Officer and a director from 1956 to 1996. Mr. Pickens earned a B.S. from Oklahoma State University.

              Kenneth M. Socha has served as a director of our company since January 2003. Since 1995, Mr. Socha has served as the Senior Managing Director of Perseus, LLC, a merchant bank and private equity fund management company. Before joining Perseus, Mr. Socha practiced corporate and securities law as a partner in the New York office of Dewey Ballantine. Mr. Socha serves on the board of directors of Westport Innovations, Inc., a Canadian company publicly traded on the Toronto Stock Exchange. Mr. Socha earned an A.B. from the University of Notre Dame and a J.D. from Duke University Law School.

Executive Officers

              Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board Composition after this Offering

              Our board of directors consists of seven members and upon completion of this offering will continue to consist of seven members. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time by resolution of the board. Upon completion of this offering, we will be subject to the rules of the Nasdaq Global Market. We believe that a majority of the members of our board of directors meet the independence requirements under Nasdaq rules.

Director Independence

              Our board of directors has determined that Messrs. Demers, Herrington, Miller and Socha meet the independence requirements under Nasdaq Marketplace Rule 4200(a)(15). Messrs. Littlefair, Pickens and Mitchell do not meet the independence requirements under Nasdaq Marketplace Rule 4200(a)(15) for the following reasons: (1) Mr. Littlefair is our President and Chief Executive Officer; (2) Mr. Pickens was a party to material transactions, relationships and arrangements with our company described in "Certain Relationships and Related Party Transactions" beginning on page 96; and (3) Mr. Mitchell performed consulting services for us from June 2003 until the first quarter of 2006, and we paid him $97,375 in 2006 for those services.

              In the course of determining whether Messrs. Demers, Herrington, Miller and Socha were independent under Nasdaq Marketplace Rule 4200(a)(15), the board of directors considered the following transactions, relationships and arrangements not required to be disclosed in "Certain Relationships and Related Party Transactions":

    •
    With respect to Mr. Demers, the board of directors considered his role as Chief Executive Officer of Westport Innovations, Inc., which beneficially owned 6.2% of our common stock at March 31, 2007. The board of directors also considered the significance of certain transactions between Westport and our company, but believed they did not affect the independence of Mr. Demers because the transactions did not exceed 5% of Westport's or our respective consolidated gross revenues in any of the last three fiscal years.

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    With respect to Mr. Socha, the board of directors considered his role as Senior Managing Director of Perseus ENRG Investment, L.L.C., which beneficially owned 19.5% of our common stock at March 31, 2007. The board of directors also considered that Mr. Socha is a director of Westport Innovations, Inc. and that funds managed by Perseus, L.L.C. hold convertible debt and warrants issued by Westport. Additionally, the board of directors considered that Perseus 2000, LLC held a $500,000 secured promissory note issued by our company that was repaid in May 2006, but believed these transactions did not affect the independence of Mr. Socha because Mr. Socha's interest in the transactions was immaterial and the amount of the secured promissory note did not exceed 5% of Perseus's or our respective consolidated gross revenues in any of the last three fiscal years.

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    With respect to Messrs. Herrington and Miller, the board of directors considered that each of Messrs. Herrington and Miller served with Mr. Littlefair in the Reagan Administration.

              There are no family relationships between any of our directors and executive officers.

Board Committees

              We have an audit committee, compensation committee, nominating and governance committee and derivative committee. Our board and committees generally meet at least quarterly and we expect the board and committees will meet on a similar schedule after this offering. Each of the board committees will have the composition and responsibilities described below.

              Audit committee.    Our audit committee consists of three directors, David R. Demers, John S. Herrington and James C. Miller III, all of whom our board of directors determined to be independent under SEC Rule 10A-3(b)(1) and Nasdaq Marketplace Rule 4200(a)(15). The chair of the audit committee is Mr. Miller. Mr. Miller qualifies as an audit committee financial expert under the Nasdaq rules and the rules of the SEC. The functions of this committee include:

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    selecting and overseeing the engagement of a firm to serve as an independent registered public accounting firm to audit our financial statements,

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    helping to ensure the independence of our independent registered public accounting firm,

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    discussing the scope and results of the audit with our independent registered public accounting firm,

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    developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters,

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    meeting with our independent registered public accounting firm and our management to consider the adequacy of our internal accounting controls and audit procedures, and

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    approving all audit and non-audit services to be performed by our independent registered public accounting firm.

              We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the Nasdaq and SEC rules, including the requirement that the audit committee have at least one qualified financial expert.

              Compensation committee.    Our compensation committee consists of three directors, John S. Herrington, Warren I. Mitchell and Kenneth M. Socha, all of whom our board of directors determined to be independent under Nasdaq Marketplace Rule 4200(a)(15) except Mr. Mitchell. The chair of the compensation committee is Mr. Mitchell. The functions of this committee include:

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    determining or recommending to the board of directors the compensation of our executive officers,

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    administering our stock and equity incentive plans,

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    reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices, and procedures relating to the compensation of our directors, officers, and other managerial employees and the establishment and administration of our employee benefit plans, and

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    advising and consulting with our officers regarding managerial personnel and development.

              We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our nominating and governance committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and Nasdaq and SEC rules. In accordance with Nasdaq Marketplace Rule 4350(a)(5), we intend for all members of our compensation committee to be independent, as defined in Nasdaq Marketplace Rule 4200(a)(15), no later than one year after the listing of our shares on the Nasdaq Global Market.

              Nominating and governance committee.    Our nominating and governance committee consists of four directors, David R. Demers, John S. Herrington, Boone Pickens and Kenneth M. Socha, all of whom our board of directors determined to be independent under Nasdaq Marketplace Rule 4200(a)(15) except Mr. Pickens. The chair of the nominating and governance committee is Mr. Herrington. The functions of this committee include:

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    establishing standards for service on our board of directors,

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    identifying, evaluating and recommending nominees to our board of directors and committees of our board of directors,

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    conducting searches for appropriate directors,

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    evaluating the performance of our board of directors and of individual directors,

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    considering and making recommendations to the board of directors regarding the size and composition of the board and its committees,

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    reviewing developments in corporate governance practices, and

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    evaluating the adequacy of our corporate governance practices and reporting.

              We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and governance committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and Nasdaq and SEC rules. In accordance with Nasdaq Marketplace Rule 4350(a)(5), we intend for all members of our nominating and governance committee to be independent, as defined in Nasdaq Marketplace Rule 4200(a)(15), no later than one year after the listing of our shares on the Nasdaq Global Market.

              Derivative Committee.    Our derivative committee consists of three directors, Andrew J. Littlefair, James C. Miller III and Warren I. Mitchell. The chair of the derivative committee is Mr. Littlefair. The functions of this committee include:

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    formulating derivative strategy and directing derivative activities,

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    engaging and meeting with advisors regarding derivative activities and strategies, and

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    making recommendations to the board of directors regarding derivative strategy and activity.

Code of Ethics

              Upon completion of this offering, we will adopt a written code of ethics applicable to our directors, officers and employees in accordance with the rules of Nasdaq and the SEC. Our code of ethics will be designed to deter wrongdoing and to promote:

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    honest and ethical conduct,

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    full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications,

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    compliance with applicable laws, rules and regulations, including insider trading compliance, and

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    accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

              The audit committee of our board of directors will review our code of ethics periodically and may propose or adopt additions or amendments as it determines are required or appropriate. Our code of ethics will be posted on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

              In connection with the initial public offering of our common stock, the Compensation Committee of our board of directors is in the process of developing policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees. The members of our Compensation Committee are John S. Herrington, Warren I. Mitchell and Kenneth M. Socha.

Compensation Philosophy

              Though our compensation philosophy is evolving at this stage, we believe compensation should include a mix of a competitive base salary and bonus incentives to encourage retention and reward individual responsibility and productivity, equity grants to align the interests of our officers with those of our stockholders, and case-specific compensation plans to accommodate individual circumstances or non-recurring situations. Generally, we believe that overall executive compensation should be targeted near the 50% to 75% range of salaries for executives in similar positions with similar responsibilities at comparable companies. Our Compensation Committee uses its judgment and experience and works closely with our named executive officers to determine the appropriate mix of compensation for each individual.

              The Compensation Committee has no formal policy, but does retain the discretion, to adjust or recover awards or payments made to its named executive officers if the relevant performance measures upon which they are based are restated or are otherwise adjusted in a manner that would reduce the size of the initial award or payment.

Benchmarking

              We do not believe it is appropriate to establish compensation levels primarily based on benchmarking. However, we do believe compensation practices at comparable companies are a useful indicator for us to remain competitive in the marketplace. Therefore, we informally consider competitive market practices with respect to the salaries and total compensation of our named executive officers.

Elements of Compensation

              Our named executive officers' compensation has three primary components—base compensation or salary, discretionary annual cash bonuses, and equity awards. In addition, we provide our named executive officers with a variety of benefits that are generally available to all salaried employees.

              We view the various components of compensation as related but distinct. Although our Compensation Committee reviews each named executive officers' total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our informal view of internal equity and consistency, and other considerations we deem relevant, such as to reward extraordinary performance and increased responsibility and commitment. Our Compensation Committee has not adopted any formal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

              Our annual process of determining overall compensation begins with recommendations made by Mr. Littlefair, our President and Chief Executive Officer, to our Compensation Committee. In making his recommendation, Mr. Littlefair considers a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the individual's long-term commitment to our company, and the scarcity of individuals with similar skills. Acting with the recommendation from Mr. Littlefair, our Compensation Committee makes the final determination of compensation for our named executive officers. The Compensation Committee determines the compensation of Mr. Littlefair.

    Base Salary

              The Compensation Committee approves the base salary of all named executive officers. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of named executive officers, taking into account competitive market compensation paid by other companies for similar positions. Informally, the Compensation Committee believes the base salaries of our named executive officers should be targeted near the 50% to 75% range of salaries for executives in similar positions with similar responsibilities at comparable companies. Base salaries are reviewed annually.

    Annual Cash Bonus

              The Compensation Committee approves the bonus of all named executive officers, and pays such bonuses after determining whether specific performance criteria were satisfied. For the current year and prior to our initial public offering, annual bonuses are based on the performance of our company. It is anticipated that actual awards will range between 30% and 100% of our named executive officer's base salary (however, Mr. Littlefair, our CEO, can earn up to 150% of his base salary).

              The performance measures for these awards are bifurcated, with 35% of the bonus award based on a targeted number of gasoline gallon equivalents of natural gas we sell in a calendar year and 65% of the bonus award based on the target EBITDA of our company. These performance criteria were chosen by the Compensation Committee due to their close relation to our company's financial and operational improvements, growth and return to our stockholders.

              The specific targets to which the performance measure apply are as follows:

Performance Measures:	Weighting	Base Target	Middle Target	Maximum Target
EBITDA (000s)	65%	0	901	3,000
Volume (000s)	35%	78,130	82,130	86,130

For our named executive officers other than Mr. Littlefair, achievement of the base target by our company results in a 30% bonus, achievement of the middle target results in a 60% bonus, and achievement of the maximum target results in a 100% bonus. For Mr. Littlefair the applicable percentages are 30%, 75% and 150%. As we described on pages 31 and 68, we may receive a Volumetric Excise Tax Credit of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG that we sell as vehicle fuel to tax-exempt entities. Whether we receive this credit in certain circumstances depends on future guidance to be issued by the Internal Revenue Service. If we are entitled to receive additional credits based on the subsequent guidance issued by the Internal Revenue Service, the above EBITDA targets will be increased by an amount corresponding to the amount of the credit our company anticipates receiving. The intent of this increase is to eliminate the possibility that the credits will enable our named executive officers to more easily attain their EBITDA targets.

    Equity Compensation

              We believe that long-term performance is achieved through an ownership culture that encourages such performance by our named executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our named executive officers, with incentives to help align those employees' interests with the interests of our stockholders. Our Compensation Committee believes the use of stock and stock-based awards offers the best approach to achieving this goal. We intend to develop and adopt stock ownership requirements or guidelines. Our stock compensation plans have provided the principal method for our named executive officers to acquire equity or equity- linked interests in our company.

              We sponsor a 2002 Stock Option Plan (2002 Plan) and a 2006 Equity Incentive Plan (2006 Plan). The 2006 Plan is currently not available for awards. Upon the effectiveness of the registration statement of which this prospectus forms a part, the 2006 Plan will become effective and the 2002 Plan will no longer be available for new awards. For more information about the 2002 Plan and the 2006 Plan, please read "Compensation of Directors and Executive Officers—Stock Incentive Plans" below. The 2002 Plan is and the 2006 Plan will be administered by our board of directors or our Compensation Committee. In the case of awards intended to qualify as "performance-based-compensation" excludable from the deduction limitation under Section 162(m) of the Internal Revenue Code, the administrator of the 2006 Plan will consist of two or more "outside directors" within the meaning of Section 162(m).

    Change in Control and Severance Payments

              The employment agreements of our named executive officers provide them benefits if their employment is terminated (other than for misconduct), including termination following a change in control. The details and amount of this benefit are set forth in the below table entitled "Termination of Employment and Change in Control Arrangements" and the narrative discussion that follows such table.

Tax and Accounting Implications

    Deductibility of Executive Compensation

              In connection with the initial public offering, our Compensation Committee is in the process of reviewing and considering the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Our Compensation Committee believes that compensation paid to our named executive officers is generally fully deductible for federal income tax purposes. However, in certain situations, certain of the independent members of our Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation of our named executive officers.

    Nonqualified Deferred Compensation

              On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. Although the final regulations have not become effective yet, we believe the company is operating in good faith compliance with the statutory provisions which became effective January 1, 2005.

    Accounting for Stock-Based Compensation

              Effective January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of FASB Statement No. 123(R).

Conclusion

              Our compensation practices are designed to retain and motivate our named executive officers and to ultimately reward them for outstanding performance.

Compensation Committee Report

              We, the Compensation Committee of the Board of Directors of Clean Energy Fuels Corp., have reviewed and discussed the Compensation Discussion and Analysis (set forth above) with the management of the company, and, based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this prospectus.

Compensation Committee:
Warren I. Mitchell, Chairman John S. Herrington Kenneth M. Socha

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

              The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Andrew J. Littlefair President & Chief Executive Officer	2006	400,000	432,000	—	—	18,630	850,630
Richard R. Wheeler Chief Financial Officer	2006	232,292	231,250	—	—	16,359	479,901
James N. Harger Senior Vice President, Marketing & Sales	2006	225,000	118,125	—	—	24,126	367,251
Mitchell W. Pratt Senior Vice President, Engineering, Operations and Public Affairs	2006	225,000	118,125	—	—	15,001	358,126
Alan P. Basham Former Executive Vice President(4)	2006	24,327	—	—	—	353,550	377,877

(1)
We have not granted any stock awards to our named executive officers to date.
(2)
We granted no option awards to our named executive officers in 2006. Further, all option awards we previously granted to our named executive officers became fully vested in October 2005 in connection with the change in control which occurred when Boone Pickens purchased all of the outstanding shares of our company held by Terasen, Inc. and three other stockholders.
(3)
The compensation represented by the amounts for 2006 in this column is detailed in the following table.

Name	Qualified Retirement Plan Employer Match ($)	Payment of Health and Welfare Insurance Premiums ($)(i)	CNG Fuel/ Vehicle ($)(ii)	Tax Gross-Ups ($)(iii)	Severance Payments ($)
Andrew J. Littlefair	7,500	2,500	5,221	3,409	—
Richard R. Wheeler	7,500	2,500	3,959	2,400	—
James N. Harger	7,500	2,500	8,168	5,958	—
Mitchell W. Pratt	7,500	2,500	3,025	1,976	—
Alan P. Basham	—	12,000	—	—	341,550(iv)
  (i)
  We pay 80 percent of our employees' insurance premiums associated with the health and welfare programs we sponsor. We pay 100 percent of such premiums for our named executive officers. The amounts in this column are intended to quantify the benefit we provide only to our named executive officers.

  (ii)
  The amounts in this column are attributable to personal use of company-provided natural gas vehicles (each as calculated in accordance with Internal Revenue Service guidelines), the value of which is included as compensation on the W-2 of our named executive officers who receive such benefits. Each of these named executive officers is responsible for paying income tax on such amount.

  (iii)
  The amounts in this column are attributable to the cash payment we provide our named executive officers (a "gross-up" payment) in respect of taxes that are imposed due to their receipt of the benefits in (ii) above. The gross-up payment is intended to make our named executive officers whole for the taxes they must pay due to their receipt of the company-provided natural gas vehicle.

  (iv)
  These amounts represent the monies paid to Alan P. Basham pursuant to the severance agreement entered into in February 2006 between the company and Mr. Basham. This amount is further described below in Potential Payments Upon Termination or Change in Control.

(4)
Mr. Basham's employment with our company ended in January 2006.

Grants of Plan-Based Awards

              We did not make any grants of plan-based awards during 2006 to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

              The table below summarizes outstanding equity awards held by our named executive officers at December 31, 2006. All option awards we previously granted to our named executive officers became fully vested in October 2005 in connection with the change of control which occurred when Boone Pickens purchased all of the outstanding shares of our company held by Terasen, Inc. and three other stockholders.

						Stock Awards
	Option Awards							Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Number of Securities Underlying Unexercised Options- Exercisable (#)	Number of Securities Underlying Options- UnExercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Andrew J. Littlefair	400,000	—	—	2.96	12/12/2012	—	—	—	—
	60,000	—	—	2.96	06/11/2013	—	—	—	—
	115,000	—	—	2.96	02/04/2015	—	—	—	—
	100,000	—	—	2.96	05/05/2015	—	—	—	—
	60,000	—	—	2.96	05/05/2015	—	—	—	—
Richard R. Wheeler	125,000	—	—	2.96	06/11/2013	—	—	—	—
	125,000	—	—	2.96	02/01/2014	—	—	—	—
	70,000	—	—	2.96	02/04/2015	—	—	—	—
	55,000	—	—	2.96	05/05/2015	—	—	—	—
	45,000	—	—	2.96	05/05/2015	—	—	—	—
James N. Harger	125,000	—	—	2.96	12/12/2012	—	—	—	—
	50,000	—	—	2.96	06/11/2013	—	—	—	—
	80,000	—	—	2.96	02/04/2015	—	—	—	—
	65,000	—	—	2.96	05/05/2015	—	—	—	—
	55,000	—	—	2.96	05/05/2015	—	—	—	—
Mitchell W. Pratt	75,000	—	—	2.96	12/12/2012	—	—	—	—
	30,000	—	—	2.96	06/11/2013	—	—	—	—
	85,000	—	—	2.96	02/04/2015	—	—	—	—
	70,000	—	—	2.96	05/05/2015	—	—	—	—
	25,000	—	—	2.96	05/05/2015	—	—	—	—
Alan P. Basham	—	—	—	—	—	—	—	—	—

Option Exercises and Stock Vested

              With the exception of Alan P. Basham, who exercised his stock options following his termination of employment with our company, none of our named executive officers exercised any stock options during the fiscal year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Andrew J. Littlefair	—	—	—	—
Richard R. Wheeler	—	—	—	—
James N. Harger	—	—	—	—
Mitchell W. Pratt	—	—	—	—
Alan P. Basham	345,000	379,996	—	—

Pension Benefits, Nonqualified Defined Contribution and Other Deferred Compensation Plans

              We do not have any tax-qualified defined benefit plans or supplemental executive retirement plans that provide for payments or other benefits to our named executive officers in connection with their retirement. We also do not have any non-qualified defined contribution plan or other deferred compensation plans that provide for payments or other benefits to our named executive officers.

Potential Payments Upon Termination or Change in Control

              The tables below reflect the amount of compensation to be paid to each of our named executive officers in the event of their termination of employment. The amount of compensation payable to each of our named executive officers upon voluntary termination, early retirement, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of our named executive officers is shown below. The amounts shown assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to our named executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such named executive officer's separation with our company.

Payments Made Upon Termination and Retirement

              Regardless of the manner in which the employment of a named executive officer is terminated, he is entitled to receive amounts earned during his term of employment. Such amounts include:

    •
    non-equity incentive compensation earned, to the extent vested;

    •
    equity awarded pursuant to our 2002 Stock Option Plan and 2006 Equity Incentive Plan, to the extent vested;

    •
    amounts contributed and vested under our qualified retirement plan; and

    •
    unused vacation pay.

Payments Made Upon Death or Disability

              In the event of the death or disability of a named executive officer, in addition to the benefits listed under the heading "Payments Made Upon Termination and Retirement" above, our named executive officers will receive benefits under our disability plan or payments under our life insurance plan, as appropriate.

Termination Without Cause or Payments Made Upon a Change in Control

              We have entered into employment agreements with each of our named executive officers, pursuant to which if a named executive officer's employment is terminated without cause or his employment terminates following a change in control, he will generally receive the following amounts:

    •
    a percentage of one year's base salary;

    •
    a percentage of the previous year's non-equity incentive compensation;

    •
    equity awarded pursuant to our 2002 Stock Option Plan and 2006 Equity Incentive Plan, to the extent vested;

    •
    continuation of medical/welfare benefits for a year; and

    •
    unused vacation pay.

    Andrew J. Littlefair

                  The following table shows the potential payments upon termination or a change of control of the company for our President and CEO Andrew J. Littlefair. Pursuant to his employment agreement, Mr. Littlefair receives an annual base salary of not less than $400,000 and a bonus of up to 150% of his base salary; and in March 2007, the board of directors, upon the recommendation of the compensation committee, approved that Mr. Littlefair will receive an annual base salary of $440,000. If we terminate his employment without cause, or if Mr. Littlefair terminates his employment within one year of a change in control, he is entitled to a payment of 150% of his base salary, 150% of his previous year's bonus and payment of medical and related benefits for one year. If we terminate his employment without cause within one year of an acquisition or similar change in control, he is entitled to a payment of 200% of his base salary, 200% of his previous year's bonus and medical and related benefits for one year. If his employment is terminated for cause, we may repurchase all or a portion of our stock owned by him. If his employment is terminated because of death or disability, we must repurchase all of our stock owned by him.

Benefit and Payments Upon Separation	Voluntary Termination	Involuntary Not For Cause Termination	For Cause Termination	Voluntary Termination within One Year of a Change in Control	Termination Without Cause within One Year of Change-in-Control	Termination Due to Disability	Termination Due to Death
Cash Severance Payment:	$0	$1,308,000	$0	$1,308,000	$1,744,000	$0	$0
Continuation of Medical/Welfare Benefits (present value):	$0	$8,127	$0	$8,127	$8,127	$0	$0
Retirement Benefit (present value):	$0	$0	$0	$0	$0	$0	$0

Total:	$0	$1,316,127	$0	$1,316,127	$1,752,127	$0	$0

    Richard R. Wheeler

                  The following table shows the potential payments upon termination or a change of control of the company for our Chief Financial Officer Richard R. Wheeler. Pursuant to his employment agreement, Mr. Wheeler receives an annual base salary not less than $225,000 and a bonus of up to 70% of his base salary; and in March 2007, the board of directors, upon the recommendation of the compensation committee, approved that Mr. Wheeler will receive an annual base salary of $275,000 and may receive a bonus of up to 100% of his base salary. If we terminate his employment without cause, or if Mr. Wheeler terminates his employment within one year of a change in control, he is entitled to a payment of 150% of his base salary, 150% of his previous year's bonus and payment of medical and related benefits for one year. If we terminate his employment without cause within one year of an acquisition or similar change in control, he is entitled to a payment of 200% of his base salary, 200% of his previous year's bonus and medical and related benefits for one year. If his employment is terminated for cause, we may repurchase all or a portion of our stock owned by him. If his employment is terminated because of death or disability, we must repurchase all of our stock owned by him.

Benefit and Payments Upon Separation	Voluntary Termination	Involuntary Not For Cause Termination	For Cause Termination	Voluntary Termination within One Year of a Change in Control	Termination Without Cause within One Year of Change-in-Control	Termination Due to Disability	Termination Due to Death
Cash Severance Payment:	$0	$759,375	$0	$759,375	$1,012,500	$0	$0
Continuation of Medical/Welfare Benefits (present value):	$0	$7,958	$0	$7,958	$7,958	$0	$0
Retirement Benefit (present value):	$0	$0	$0	$0	$0	$0	$0

Total:	$0	$767,333	$0	$767,333	$1,020,458	$0	$0

    James N. Harger

                  The following table shows the potential payments upon termination or a change of control of the company for our Senior Vice President, Marketing & Sales James N. Harger. Pursuant to his employment agreement, Mr. Harger receives an annual base salary of not less than $225,000 and a bonus of up to 70% of his base salary; and in March 2007, the board of directors, upon the recommendation of the compensation committee, approved that Mr. Harger will receive an annual base salary of $250,000 and may receive a bonus of up to 100% of his base salary. If we terminate his employment without cause, or if Mr. Harger terminates his employment within one year of a change in control, he is entitled to a payment of 100% of his base salary, 100% of his previous year's bonus and payment of medical and related benefits for one year. If we terminate his employment without cause within one year of an acquisition or similar change in control, he is entitled to a payment of 150% of his base salary, 150% of his previous year's bonus and medical and related benefits for one year. If his employment is terminated for cause, we may repurchase all or a portion of our stock owned by him. If his employment is terminated because of death or disability, we must repurchase all of our stock owned by him.

Benefit and Payments Upon Separation	Voluntary Termination	Involuntary Not For Cause Termination	For Cause Termination	Voluntary Termination within One Year of a Change in Control	Termination Without Cause within One Year of Change-in-Control	Termination Due to Disability	Termination Due to Death
Cash Severance Payment:	$0	$368,125	$0	$368,125	$552,188	$0	$0
Continuation of Medical/Welfare Benefits (present value):	$0	$7,793	$0	$7,793	$7,793	$0	$0
Retirement Benefit (present value):	$0	$0	$0	$0	$0	$0	$0

Total:	$0	$375,918	$0	$375,918	$559,981	$0	$0

    Mitchell W. Pratt

                  The following table shows the potential payments upon termination or a change of control of the company for our Senior Vice President, Engineering, Operations and Public Affairs Mitchell W. Pratt. Pursuant to his employment agreement, Mr. Pratt receives an annual base salary of not less than $225,000 and a bonus of up to 70% of his base salary; and in March 2007, the board of directors, upon the recommendation of the compensation committee, approved that Mr. Pratt will receive an annual base salary of $250,000 and may receive a bonus of up to 100% of his base salary. If we terminate his employment without cause, or if Mr. Pratt terminates his employment within one year of a change in control, he is entitled to a payment of 100% of his base salary, 100% of his previous year's bonus and payment of medical and related benefits for one year. If we terminate his employment without cause within one year of an acquisition or similar change in control, he is entitled to a payment of 150% of his base salary, 150% of his previous year's bonus and medical and related benefits for one year. If his employment is terminated for cause, we may repurchase all or a portion of our stock owned by him. If his employment is terminated because of death or disability, we must repurchase all of our stock owned by him.

Benefit and Payments Upon Separation	Voluntary Termination	Involuntary Not For Cause Termination	For Cause Termination	Voluntary Termination within One Year of a Change in Control	Termination Without Cause within One Year of Change-in-Control	Termination Due to Disability	Termination Due to Death
Cash Severance Payment:	$0	$368,125	$0	$368,125	$552,188	$0	$0
Continuation of Medical/Welfare Benefits (present value):	$0	$7,793	$0	$7,793	$7,793	$0	$0
Retirement Benefit (present value):	$0	$0	$0	$0	$0	$0	$0

Total:	$0	$375,918	$0	$375,918	$559,981	$0	$0

    Alan P. Basham

                  We paid Alan P. Basham $341,550 upon his termination of employment with our company in February 2006 and incurred $12,000 of expenses related to maintaining his health and welfare benefits for one year following his termination.

Director Compensation

              We use cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that our directors expend in fulfilling their duties to our company as well as the skill-level required by our members of the board.

Cash Compensation Paid to Board Members

              For the fiscal year ended December 31, 2006, members of our board who were not employees of the company were entitled to receive an attendance fee for board and committee meetings of $5,000 per meeting. Our Chairman of the Audit Committee received an additional $2,500 per meeting. However, the Chairman of our board of directors received a flat rate of $5,000 per month as consideration for his position, which amount was intended to include his attendance fees. Directors who were our employees received no additional compensation for their services as directors.

Stock-Based Incentive Compensation

              From time to time prior to January 1, 2006, we awarded stock options to directors who were not employees and who were not large stockholders or affiliated with large stockholders. The determination of which directors received awards and the amount of these awards was informal and discretionary. The total amount of such awards is set forth below in footnote (2) to the Director Summary Compensation Table.

Director Summary Compensation Table

              The table below summarizes the compensation we pay to directors who are not employees of our company for the fiscal year ended December 31, 2006.

Name(1)	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Warren I. Mitchell, Chairman	60,000	(3)	—	—	—	—	110,059	(4)	170,059
David R. Demers	10,000		—	—	—	—	—		10,000
John S. Herrington	15,000		—	—	—	—	—		15,000
James C. Miller, III	12,500		—	—	—	—	—		12,500
Boone Pickens	10,000		—	—	—	—	—		10,000
Kenneth M. Socha	10,000		—	—	—	—	—		10,000

(1)
Andrew J. Littlefair, our President and Chief Executive Officer, is not included in this table because he is an employee of the company and thus receives no additional compensation for his services as a Director. The compensation received by Mr. Littlefair as an employee of the company is shown in the Summary Compensation Table above.

(2)
We granted no awards to our directors in 2006. All awards we previously granted to our directors were fully vested prior to 2006. As of December 31, 2006, each director has the following number of options fully vested and outstanding: Warren I. Mitchell: 160,000 (exercise price of $2.96 per share); David R. Demers: 0; John S. Herrington: 20,000 (exercise price of $2.96 per share); James C. Miller III: 0; Boone Pickens: 0; and Kenneth M. Socha: 0.

(3)
As compensation for serving as Chairman of our board of directors, Warren I. Mitchell receives a flat rate of $5,000 per month, which amount includes his attendance fees.

(4)
This amount is attributable to two sources. First, $12,684 is attributable to personal use of a company-provided natural gas vehicle (as calculated in accordance with Internal Revenue Service Guidelines), related natural gas fuel and a home refueling device. Second, $97,375 is attributable to a consulting agreement entered into at arms-length between Mr. Mitchell and our company in June 2003, which was terminated during the first quarter of 2006. Under the consulting agreement, Mr. Mitchell was to negotiate rate reductions with various public utilities commissions for natural gas used as vehicle fuel in exchange for a 20% commission on such rate reductions for a period of two years. The $97,375 represents the final payment under the consulting agreement which Mr. Mitchell received during the first quarter of 2006. The payments of $12,684 and $97,375 were reported as compensation to Mr. Mitchell on his Form 1099. Mr. Mitchell is responsible for paying the income tax on such amounts.

Compensation Committee Interlocks and Insider Participation

              No member of our compensation committee has at any time been one of our officers or employees. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

IPO Option Grants

              Our board of directors has approved options to purchase 2,825,500 shares of our common stock to be granted to certain employees, consultants and members of our board of directors. This amount includes options to purchase 1,575,000 shares of our common stock to be granted to our named executive officers as set forth below. The option grants will be made when the SEC declares effective the registration statement of which this prospectus is a part. The per share option exercise price will be equal to the initial public offering price. One-sixth of the total shares subject to the options will vest when the offering is effective, one-sixth will vest upon the completion of six months of service following the effective date of the offering, and thereafter, one-third will vest upon the completion of each subsequent year of service until the option is fully vested.

Name	Number of securities underlying options
Andrew J. Littlefair	525,000
Richard R. Wheeler	350,000
James N. Harger	400,000
Mitchell W. Pratt	300,000

Stock Incentive Plans

2002 Stock Option Plan

              Our board of directors adopted our 2002 Stock Option Plan, which we refer to as the 2002 Plan, in December 2002. Our stockholders approved the plan and all related amendments. We have reserved a total of 5,750,000 shares of common stock to cover options granted under the plan. As of March 31, 2007, we had outstanding options under the 2002 Plan to purchase an aggregate of 2,376,000 shares of common stock at a weighted average exercise price of $2.97 per share, 360,750 shares of common stock were issued upon the exercise of options granted under the 2002 Plan, and 3,013,250 shares of common stock were available for future grants.

              Upon the closing of this offering, any share reserve available for grants under the 2002 Plan will be cancelled and all new grants will be made under the new 2006 Equity Incentive Plan, or 2006 Plan, described below. If any outstanding option under the 2002 Plan expires or is canceled, the shares allocable to the unexercised portion of that option will be added to the share reserve under the new 2006 Plan and will be available for grant under the 2006 Plan.

              Administration.    The 2002 Plan may be administered by the board of directors or a committee of the board of directors. In the case of options intended to qualify as "performance-based-compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, or the Code, the committee will consist of two or more outside directors within the meaning of Section 162(m) of the Code. The administrator has the authority, in its sole discretion:

    •
    to determine the fair market value of the common stock,

    •
    to select the recipients to whom options may, from time to time, be granted under the 2002 Plan,

    •
    to determine whether and to what extent options are granted under the 2002 Plan, the number of shares that are covered by an option and the terms of the option agreements,

    •
    to determine the terms and conditions of any options, including exercise price, the method of payment of the exercise price, term, vesting and whether the option is a non-statutory stock option or an incentive stock option,

    •
    to reduce the exercise price of any option to the then current fair market value if the fair market value of the optioned stock has declined since the date of grant of that option,

    •
    to delegate to others responsibilities to assist in administering the 2002 Plan, and

    •
    to construe and interpret the terms of the 2002 Plan and option agreements and other documentation related to the 2002 Plan.

              Eligibility.    Options under the 2002 Plan may be granted to any of our employees, directors or consultants or those of our affiliates.

              Options.    With respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price for any incentive stock option granted to any employee owning more than 10% of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant. The term of any stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term for incentive stock options must not exceed five years.

              Unless the administrator determines otherwise, unvested shares typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the participant's service with us for any reason, including death or disability.

              Adjustments upon change in control.    The 2002 Plan provides that in the event of a "change in control, " our company and the successor corporation, if any, may agree:

    •
    that all options outstanding on the date that immediately precedes the change of control will become immediately exercisable on that date, with the 2002 Plan terminating upon the date of the change of control (with 21 days prior written notice to the optionees),

    •
    to terminate the 2002 Plan and cancel all outstanding options effective as of the date of the change of control, and either (1) provide 21 days prior written notice to optionees so that the optionees can exercise options that are otherwise exercisable at that time, (2) replace such options with comparable options in the successor corporation or parent thereof, or (3) deliver to each optionee the difference between the fair market value of a share on the date of the change of control and the exercise price of the optionee's option, multiplied by the number of shares underlying the option, or

    •
    that the successor corporation or its parent will assume the 2002 Plan and all outstanding options effective as of the date of the change of control.

              Amendment and termination.    The administrator has the authority to amend, suspend or discontinue the 2002 Plan, subject to the approval of the stockholders in the case of certain amendments. No amendment, suspension or discontinuation will impair the rights of any option, unless agreed to by the optionee.

2006 Equity Incentive Plan

              Our 2006 Equity Incentive Plan, which we refer to as the 2006 Plan, was adopted in December 2006 by our board of directors and stockholders and will go into effect when the SEC declares effective the registration statement of which this prospectus is a part. Under the 2006 Plan, 6,390,500 shares of common stock were initially authorized for issuance; and on January 1, 2007, the number of authorized shares under the 2006 Plan was increased by 1,000,000 shares, as described below. Our board of directors has approved initial option grants under the 2006 Plan to purchase 2,825,500 shares of our common stock. These grants will have an exercise price equal to the initial public offering price and will be granted on the date the SEC declares effective the registration statement of which this prospectus is a part. After these initial grants, 2,187,750 shares of common stock will be available for future grants under the 2006 Plan. The number of shares reserved for issuance under the 2006 Plan will be automatically increased, without the need for further board or stockholder approval, on the first day of each of our fiscal years from 2007 through 2016 by the lesser of 1,000,000 shares, 15% of our outstanding common stock on the last day of the immediately proceeding fiscal year, or such lesser number of shares as may be determined by the board of directors.

              If any outstanding option under the 2002 Plan expires or is cancelled, the shares allocable to the unexercised portion of that option will be added to the share reserve under under the new 2006 Plan and will be available for grant under the 2006 Plan.

              Share limit.    No participant in the 2006 Plan can receive option grants, stock appreciation rights or stock awards for more than 2,000,000 shares total in any calendar year, or for more than 4,000,000 shares total in connection with the participant's initial service.

              Administration.    The 2006 Plan will be administered by our board of directors or the compensation committee of the board. The administrator has the authority, in its sole discretion:

    •
    to select the recipients to whom options, stock awards, stock appreciation rights and cash awards may, from time to time, be granted under the 2006 Plan,

    •
    to determine whether and to what extent options, stock awards, stock appreciation rights and cash awards are granted under the 2006 Plan,

    •
    to determine the number of shares that are covered by options, stock awards, stock appreciation rights grants and the terms of such agreements,

    •
    to determine the terms and conditions of any options, stock awards and stock appreciation rights, including exercise price, the method of payment of the exercise price, term, vesting and whether the option is a non-statutory stock option or an incentive stock option, and

    •
    to construe and interpret the terms of the 2006 Plan and agreements and other documentation related to the 2006 Plan.

              Eligibility.    The 2006 Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights and cash awards. ISOs may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

              Vesting.    Under the 2006 Plan, we expect that options (other than the initial option grants) granted to optionees other than outside directors will generally vest over three years, at a rate of 33%, 33%, and 34% per year, respectively, if the optionee is then in service to the company.

              Adjustments upon change in control.    The 2006 Plan provides that in the event of a "change in control, " all awards outstanding on the date that immediately precedes the change of control will become immediately exercisable on that date, unless otherwise expressly provided in the award document.

              Amendment and termination.    The plan terminates 10 years after its initial adoption, unless earlier terminated by the board. The board of directors or the compensation committee may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

              In addition, as of December 31, 2006, we also had 25,000 shares subject to a special stock option issued outside of the 2002 Stock Option Plan and the 2006 Equity Incentive Plan to a consultant at an exercise price of $3.86 per share. The option vests in equal increments over three years and accelerates upon the closing of our initial public offering.

Limitation on Liability and Indemnification Matters

              Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

    •
    Any breach of their duty of loyalty to our company or our stockholders,

    •
    Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    •
    Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

    •
    Any transaction from which the director derived an improper personal benefit.

              Our bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also provide that we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

              The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

              Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              The following is a description of transactions since January 1, 2004 to which we have been a party, in which the amount involved exceeds $120,000 in any fiscal year and in which any of our directors, executive officers or holders of more than five percent of our stock had or will have a direct or indirect material interest. This does not include employment compensation or compensation for board of directors service, which are described elsewhere in this prospectus.

              It is our policy that all related party transactions, as defined in Item 404 of Regulation S-K, must be reviewed and approved by our audit committee, in accordance with Nasdaq Marketplace Rule 4350(h). When evaluating such transactions, our audit committee focuses on whether the terms of such transactions are at least as favorable to us as terms we would receive on an arms-length basis from an unaffiliated third party. The policies and procedures for approving related party transactions are set forth in our audit committee charter, which was adopted in September 2006. Beginning in September 2006, all related party transactions were approved in accordance with our audit committee charter. Before September 2006, all related party transactions were approved by our board of directors, with any interested director abstaining from the vote.

Relationship with BP Capital L.P.

              Boone Pickens, our largest stockholder and a member of our board of directors, is a principal of BP Capital L.P., a firm which provides us advice in connection with our natural gas acquisitions and derivative activites. Under an advisory agreement, we pay BP Capital $10,000 a month for energy market advice and a commission equal to 20% of our realized gains net of realized losses during a calendar year relating to the purchase and sale of natural gas futures contracts and other natural gas derivative transactions. BP Capital remits realized net gains to us, less its applicable commissions, on a monthly basis. Losses relating to the purchase and sale of natural gas futures contracts are not used to offset gains in past or future years for purposes of calculating the 20% commission. During 2004, 2005, 2006 and the first three months of 2007, we paid BP Capital approximately $409,000, $11.7 million, $2.4 million and $30,000, respectively, in commissions and fees related to our natural gas trading activities. BP Capital has no discretion to enter into transactions on our behalf without the consent of our derivative committee. In March 2007, we amended our agreement with BP Capital, L.P. to remove the 20% commission described above.

Revolving Line of Credit with Boone Pickens

              In August 2006, we entered into a $50 million unsecured revolving line of credit with Boone Pickens, which allowed us to borrow and repay up to $50 million in principal at any time prior to the maturity of the note on August 31, 2007. This line of credit was increased to $100 million in November 2006. In December 2006, Mr. Pickens cancelled all amounts owing under this line of credit (approximately $69.7 million) in connection with an obligation transfer and securities purchase agreement. For more information about this agreement, see "—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" below. The line of credit was terminated in December 2006.

Obligation Transfer and Securities Purchase Agreement with Boone Pickens

              In December 2006, pursuant to an obligation transfer and securities purchase agreement between us and Boone Pickens, Mr. Pickens cancelled all amounts owed under our line of credit with Mr. Pickens (approximately $69.7 million), and assumed all of our outstanding futures contracts, together with all associated liabilities and obligations (approximately $78.7 million), in exchange for (1) the issuance to Mr. Pickens of a five-year warrant to purchase up to 15,000,000 shares of our common stock at a purchase price of $10.00 per share and (2) the assignment to Mr. Pickens of any refunds of margin deposits from Sempra Energy Trading Corp. (Sempra) that were made using money borrowed under the line of credit. At the time of assumption, we had made payments totaling $83.1 million to Sempra to satisfy excess margin calls related to the contracts assumed by Mr. Pickens. Per the terms of the agreement, we received our initial margin deposits related to such contracts (approximately $9.5 million), as well as excess margin deposits related to such contracts that were funded by us (approximately $13.4 million), and Mr. Pickens received all margin deposits related to such contracts that were funded using the line of credit (approximately $69.7 million).

Guarantee by Boone Pickens

              In March 2006, Boone Pickens gave Sempra a personal guarantee covering all of our obligations to Sempra relating to our natural gas derivative activities. During 2004, 2005 and 2006, we purchased all of our futures contracts from Sempra. We did not pay Mr. Pickens any consideration for this guarantee. Mr. Pickens' guarantee, while in place, only covered our payment obligations to Sempra. The guarantee did not protect us against losses from derivative activities, and in the event Mr. Pickens was required to make a payment on the guarantee, we were obligated to reimburse Mr. Pickens for his payment. Mr. Pickens cancelled his guarantee with Sempra effective March 7, 2007.

Registration Rights Agreement

              We are party to a registration rights agreement with Boone Pickens, Perseus ENRG Investment, L.L.C., Westport Innovations, Inc. and Alan P. Basham. Under this agreement, these stockholders are entitled to registration rights with respect to their shares of our common stock. For additional information, see "Description of Capital Stock — Registration Rights."

              The registration rights agreement was amended in May 2007 to grant registration rights to (1) Madeleine Pickens, a 5% stockholder and wife of Boone Pickens, (2) certain stockholders who purchased or otherwise received shares from Boone Pickens, and (3) certain stockholders who are employees and directors of the company, including James N. Harger, John S. Herrington, Andrew J. Littlefair, Warren I. Mitchell, Mitchell W. Pratt and Richard R. Wheeler. These registration rights are effective only with respect to this offering. For additional information, see "Description of Capital Stock—Registration Rights."

Indemnification Agreements

              We entered into an indemnification agreement with each of our directors and certain officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Sales of Common Stock

              The following table summarizes sales by us of our common stock since January 1, 2004 to our executive officers, directors and holders of more than 5% of our common stock, other than pursuant to compensatory arrangements. For a more detailed description of ownership, see "Principal and Selling Stockholders."

Name	Date of issuance	Number of shares		Purchase price per share
Perseus 2000, L.L.C.	June 2004	519,804	(1)	$2.96
Boone Pickens and related family trust	June 2004	341,732	(1)	$2.96
Alan P. Basham	June 2004	2,121	(1)	$2.96
Perseus 2000 Expansion, L.L.C.	September 2004	482,238	(1)	$2.96
Boone Pickens and related family trust	September 2004	316,868	(1)	$2.96
Alan P. Basham	September 2004	1,980	(1)	$2.96
Perseus ENRG Investment, L.L.C.	May 2005	337,838	(2)	$2.96
Boone Pickens and related family trust	May 2005	2,027,027	(2)	$2.96
Perseus ENRG Investment, L.L.C.	November 2005	337,838	(2)	$2.96
Boone Pickens	November 2005	2,027,027	(2)	$2.96
Perseus ENRG Investment, L.L.C.	February 2006	1,013,513	(2)	$2.96
Boone Pickens	April 2006	6,081,081	(2)	$2.96
Boone Pickens and related family trust	April 2006	1,179,953	(3)	$3.41

(1)
These shares were purchased upon the exercise of warrants issued in connection with Subscription Agreements dated February 19, 2002, as amended, except for the shares purchased by Perseus 2000, L.L.C. and Perseus 2000 Expansion, L.L.C., which were acquired upon the exercise of a warrant issued in December 2002 in connection with our acquisition of Blue Energy & Technologies, L.L.C.

(2)
These shares were purchased pursuant to Equity Option Agreements dated April 8, 2005 between us and these investors. Under the Equity Option Agreements, Mr. Pickens and his affiliates agreed to purchase up to $30,000,000 of shares of common stock and Perseus ENRG Investment, L.L.C. agreed to purchase up to $5,000,000 of shares of common stock, in each case only pursuant to capital calls approved by our board of directors.

(3)
These shares were purchased upon the conversion of secured convertible promissory notes issued in connection with our acquisition of Pickens Fuel Corp. in June 2001. The shares were issued at a conversion rate specified in the secured promissory notes ($3.41 per share).

Secured Promissory Note with Perseus 2000, LLC

              In July 2002, Blue Energy & Technologies, L.L.C. executed a secured promissory note in favor of Perseus 2000, LLC in the original principal amount of $500,000. Kenneth M. Socha, a director of our company, is a Senior Managing Director at Perseus. In December 2002, we assumed this note in connection with our acquisition of Blue Energy. The note bore interest at 12.5% and was secured by substantially all of the assets of Blue Energy, other than six LNG tanker trailers that served as collateral for a separate note. In 2004, the note was amended to extend the demand date to any time after January 1, 2006. We repaid this note in full in July 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2007, by:

    •
    each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock,

    •
    each of our named executive officers,

    •
    all of our current executive officers and directors as a group, and

    •
    each selling stockholder.

              Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Clean Energy Fuels Corp., 3020 Old Ranch Parkway, Suite 200, Seal Beach, CA 90740.

              We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below: (1) have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws; and (2) are not broker-dealers or affiliates of broker-dealers.

              Applicable percentage ownership is based on 34,193,411 shares of common stock outstanding on March 31, 2007. For purposes of the table below, we have assumed that: (1) 44,449,555 shares of common stock will be outstanding upon completion of this offering assuming no exercise of the underwriters' over-allotment option; and (2) 44,476,236 shares of common stock will be outstanding upon completion of this offering assuming the exercise of the underwriters' over-allotment option in full. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

							Shares Beneficially Owned After This Offering (Assuming Exercise of Over-Allotment Option in Full)
				Shares Beneficially Owned After This Offering (Assuming No Exercise of Over-Allotment Option)
	Shares Beneficially Owned Before This Offering					Maximum Number of Shares to Be Sold in Over- Allotment
			Number of Shares to Be Sold in Offering
	Number	%		Number	%		Number	%
5% or Greater Stockholders:
Perseus ENRG Investment, L.L.C.(1) 2099 Pennsylvania Ave., NW Washington, D.C. 20006	6,657,142	19.5%	2,274,069	4,383,073	9.9%	584,342	3,798,731	8.5%
Madeleine Pickens(2) (14)	3,000,000	8.8%	1,000,000	2,000,000	4.5%	0	2,000,000	4.5%
Westport Innovations, Inc.(3) 1750 W. 75th Street, 2nd Floor Vancouver, BC Canada V6P 6G2	2,109,346	6.2%	720,549	1,388,797	3.1%	185,151	1,203,646	2.7%
Directors and Named Executive Officers:
Boone Pickens(4)	40,042,653	81.4%	4,857,861	30,290,522	51.0%	1,217,326	29,073,196	48.9%
Andrew J. Littlefair(5)	1,586,064	4.5%	462,961	1,123,103	2.5%	59,291	1,063,812	2.4%
James N. Harger(6)	749,106	2.2%	177,029	572,077	1.3%	79,055	493,022	1.1%
Richard R. Wheeler(7)	420,000	1.2%	135,406	284,594	*	0	284,594	*
Mitchell W. Pratt(8)	340,000	*	91,884	248,116	*	21,740	226,376	*
John S. Herrington(9)	270,000	*	6,448	263,552	*	98,819	164,733	*
Warren I. Mitchell(10)	260,000	*	51,583	208,417	*	39,527	168,890	*
David R. Demers(3)	0	*	0	0	*	0	0	*
James C. Miller III	0	*	0	0	*	0	0	*
Kenneth M. Socha(1)	0	*	0	0	*	0	0	*
Alan P. Basham(11)	368,520	1.1%	125,886	242,634	*	32,347	210,287	*
All current officers and directors as a group (10 persons)(12)	42,047,653	82.1%	5,783,172	32,990,381	53.8%	1,515,758	31,474,623	51.4%
Additional Selling Stockholders:
Glen David Aasheim(2)	16,500	*	0	16,500	*	1,976	14,524	*
Ronald D. Bassett(2)	100,000	*	0	100,000	*	39,527	60,473	*
G. Michael Boswell IRA-FCC Custodian(2)	50,000	*	0	50,000	*	19,764	30,236	*
Brian Bradshaw(2)	50,000	*	0	50,000	*	19,764	30,236	*
Drew A. Campbell(2)	25,000	*	0	25,000	*	9,882	15,118	*
Marti J. Carlin(2)	25,000	*	0	25,000	*	9,882	15,118	*
Denise Delile(2)	2,000	*	0	2,000	*	791	1,209	*
Denis C.K. Ding(15)	85,000	*	24,180	60,820	*	3,953	56,867	*
Eugene Frenkel(2)	50,000	*	0	50,000	*	19,764	30,236	*
Sally Geymuller(2)	25,000	*	0	25,000	*	9,882	15,118	*
Peter J. Grace(13)	75,000	*	24,180	50,820	*	0	50,820	*
Dick Grant(2)	25,000	*	0	25,000	*	9,882	15,118	*
Barbara A. Johnson(13)	8,000	*	8,000	0	*	0	0	*
M&R Ventures LLC(2)	1,000,000	2.9%	0	1,000,000	2.2%	395,274	604,726	1.4%
Chad M. Lindholm(2)	2,500	*	0	2,500	*	988	1,512	*
Eric Oberg(2)	100,000	*	0	100,000	*	39,527	60,473	*
Stephen R. Perkins(2)	25,000	*	0	25,000	*	9,882	15,118	*
Joseph B. Powers(16)	112,500	*	35,464	77,036	*	988	76,048	*
Bretta Price(2)	500	*	0	500	*	198	302	*
Mark J. Riley(2)	1,000	*	0	1,000	*	395	605	*
Michael Ross(2)	50,000	*	0	50,000	*	19,764	30,236	*
Jack E. Rosser(2)	25,000	*	0	25,000	*	9,882	15,118	*

Robert L. Stillwell(2)	100,000	*	0	100,000	*	39,527	60,473	*
Alex Szewczyk(2)	100,000	*	0	100,000	*	10,000	90,000	*
Danny Tillett(2)	25,000	*	0	25,000	*	9,882	15,118	*
Catherine M. Weaver(13)	4,500	*	4,500	0	*	0	0	*
Jon N. Whisler(2)	2,600	*	0	2,600	*	1,028	1,572	*
		Total:	10,000,000		Total:	3,000,000

*
Represents less than 1%.

(1)
Perseus ENRG Investment, L.L.C. is ultimately controlled by, Perseus, L.L.C., a Delaware limited liability company. An investment committee of Perseus, L.L.C., consisting of three members, including the Senior Managing Director of Perseus, LLC, Kenneth M. Socha, possesses voting and investment control over the shares held by Perseus ENRG Investment, L.L.C. As more than two natural persons possess voting and investment control over these shares, no natural person is deemed to beneficially own these shares individually. Perseus ENRG Investment, L.L.C. (together with its affiliates) acquired the shares beneficially owned by it as follows: (1) 3,247,837 shares in connection with our acquisition of Blue Energy & Technologies, L.L.C. (Blue Energy) in December 2002; (2) an aggregate of 1,720,116 shares upon the exercise of a warrant in December 2002, June 2004 and September 2004, which warrant was issued in connection with our acquisition of Blue Energy; and (3) an aggregate of 1,689,189 shares in May 2005, November 2005 and February 2006 pursuant to capital calls related to an April 2005 Equity Option Agreement. Perseus ENRG Investment, L.L.C. may be deemed to be affiliate of our company based on the size of its share position.

(2)
The shares beneficially owned by the selling stockholder were purchased from Boone Pickens in February 2006 pursuant to a Stock Purchase and Buy-Sell Agreement. These shares are subject to Mr. Pickens' voting control pursuant to that agreement, which voting control will expire upon the closing of this offering.

(3)
Represents shares held by Westport Innovations, Inc. Mr. Demers is the Chief Executive Officer and a member of the board of directors of Westport Innovations, Inc. and possesses voting and investment control over the shares held by Westport Innovations, Inc. Mr. Demers may be deemed to be the beneficial owner of such shares, but disclaims beneficial ownership except to the extent of his pecuniary interest therein. Westport Innovations, Inc. acquired the shares beneficially owned by it as follows: (1) 84,454 shares in connection with a February 2002 capital raise; and (2) 2,024,892 shares in connection with our acquisition of BCG eFuels, Inc. in June 2001.

(4)
Beneficial ownership includes: (a) before the closing of this offering, 6,894,270 shares (including shares held by Madeleine Pickens, the wife of Mr. Pickens, and certain of our named executive officers and directors) over which Mr. Pickens transferred ownership but possesses voting control pursuant to an agreement among Mr. Pickens and the holders of such shares, which voting control will expire upon the closing of this offering; (b) following the closing of this offering, and including any exercise of the over-allotment option, 2,000,000 shares held by Madeleine Pickens; (c) 1,000,000 shares held by Boone Pickens Interests Ltd. over which Mr. Pickens possesses voting and investment control; and (d) 15,000,000 shares subject to warrants exercisable within 60 days of March 31, 2007. Mr. Pickens (together with his affiliates) acquired the shares beneficially owned by him as follows: (1) an aggregate of 2,330,765 shares in connection with our acquisition of Pickens Fuel Corp. in June 2001; (2) an aggregate of 393,750 shares in connection with a February 2002 capital raise; (3) an aggregate of 1,152,283 shares upon the exercise of warrants in December 2002, June 2004 and September 2004, which warrants were issued in connection with a February 2002 capital raise; (4) an aggregate of 10,135,135 shares in May 2005, November 2005 and April 2006 pursuant to capital calls related to an April 2005 Equity Option Agreement; (5) an aggregate of 1,179,953 shares in connection with the conversion of secured convertible promissory notes issued in June 2001; (6) 15,000,000 shares which are subject to a warrant issued in December 2006 pursuant to an obligation transfer and securities purchase agreement; and (7) 9,850,767 shares in connection with the purchase of a controlling stake in our company from Terasen, Inc. (formerly BC Gas, Inc.) and three other stockholders in October 2005. In February 2006, Mr. Pickens sold a total of 6,894,270 shares to various purchasers (including Madeleine Pickens) but retained voting control over such shares. Mr. Pickens is a director and an affiliate of our company.

(5)
Beneficial ownership includes 735,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Pickens possesses voting control over 851,064 shares held by Mr. Littlefair, which voting control will expire upon the closing of this offering. Mr. Littlefair is an executive officer, director and affiliate of our company.

(6)
Beneficial ownership includes 375,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Pickens possesses voting control over 374,106 shares held by Mr. Harger, which voting control will expire upon the closing of this offering. Mr. Harger is an executive officer and affiliate of our company.

(7)
Beneficial ownership includes 420,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Wheeler is an executive officer and affiliate of our company.

(8)
Beneficial ownership includes 285,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Pickens possesses voting control over 55,000 shares held by Mr. Pratt, which voting control will expire upon the closing of this offering. Mr. Pratt is an executive officer and affiliate of our company.

(9)
Beneficial ownership includes (i) 250,000 shares held by the J&L Herrington 2002 Family Trust, over which Mr. Herrington possesses investment control, and (ii) 20,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Pickens possesses voting control over 250,000 shares held by the J&L Herrington 2002 Family Trust, which voting control will expire upon the closing of this offering. Mr. Herrington is a director and affiliate of our company.

(10)
Beneficial ownership includes 160,000 shares subject to options exercisable within 60 days of March 31, 2007. Mr. Pickens possesses voting control over 100,000 shares held by Mr. Mitchell, which voting control will expire upon the closing of this offering. Mr. Mitchell is a director and affiliate of our company.

(11)
Mr. Basham acquired the shares beneficially owned by him as follows: (1) 345,000 shares upon the exercise of stock options in February 2006; (2) an aggregate of 7,074 shares upon the exercise of a warrant in December 2002, June 2004 and September 2004, which warrant was issued in connection with a February 2002 capital raise; (3) 2,365 shares in connection with a February 2002 capital raise; and (4) 14,081 shares in connection with our acquisition of BCG eFuels, Inc. in June 2001. Mr. Basham's employment with our company ended in January 2006.

(12)
Beneficial ownership includes 16,995,000 shares subject to options and warrants exercisable within 60 days of March 31, 2007. The aggregate number of shares of common stock beneficially owned by all current officers and directors excludes the shares beneficially owned by Alan P. Basham.

(13)
The shares benefically owned by the selling stockholder are subject to options exercisable within 60 days of March 31, 2007.

(14)
Madeleine Pickens is the wife of Boone Pickens.

(15)
Beneficial ownership includes 75,000 shares subject to options exercisable within 60 days of March 31, 2006. Mr. Pickens possesses voting control over 10,000 shares held by Mr. Ding, which voting control will expire upon the closing of this offering.

(16)
Beneficial ownership includes 110,000 shares subject to options exercisable within 60 days of March 31, 2006. Mr. Pickens possesses voting control over 2,500 shares held by Mr. Powers, which voting control will expire upon the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

              The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws. Our authorized capital stock consists of 99,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

              As of March 31, 2007, there were 34,193,441 shares of common stock outstanding held by 44 stockholders of record. As of March 31, 2007, no shares of preferred stock were outstanding.

Common Stock

Dividend Rights

              Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

              Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

No Preemptive, Conversion or Redemption Rights

              Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

              Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

              Our board of directors is authorized, subject to limitations imposed by Delaware law and Nasdaq rules, to issue up to a total of 1,000,000 shares of preferred stock in one or more series, without further stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors is authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

              The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options and Warrants to Purchase Common Stock

              At March 31, 2007, we had 2,401,000 shares of common stock subject to options we have issued to our directors, officers, employees and consultants. For more information about these options, please read "Stock Incentive Plans" on page 92. At March 31, 2007, we also had 15,000,000 shares of common stock subject to an outstanding warrant held by Boone Pickens, our majority stockholder. For more information about this warrant, please read "Certain Relationships and Related Party Transactions—Obligation Transfer and Securities Purchase Agreement with Boone Pickens" on page 96.

Registration Rights

              Not including the shares held by Madeleine Pickens, Company Designees and Pickens Transferees (described in the following paragraph), the holders of 27,283,391 outstanding shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights, which also cover shares of common stock issuable upon the exercise of any warrants held by any such holder (including the warrant to purchase 15,000,000 shares held by Mr. Pickens) or any other shares of common stock issued to any of such holders by us, are contained in a registration rights agreement and are described below. The registration rights agreement expires on December 31, 2012 or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144(k) under the Securities Act immediately without any volume limitation and without any additional unreasonable expense.

              The registration rights agreement was amended in May 2007 to grant registration rights (1) to Madeleine Pickens, wife of Boone Pickens, (2) to certain stockholders who are employees and directors of the company, whom we refer to as the Company Designees, and (3) to certain stockholders who purchased or otherwise received shares from Boone Pickens, whom we refer to as the Pickens Transferees. These registration rights are effective only with respect to this offering and expire upon the consummation of this offering. Under the amendment, assuming the selling stockholders are permitted to sell 10,000,000 shares in the initial closing of this offering and 3,000,000 shares pursuant to the underwriters' over-allotment option, (1) Madeleine Pickens may sell up to 1,000,000 shares in the initial closing of this offering, (2) the Company Designees may sell up to 1,021,634 shares in the initial closing of this offering, and (3) the Pickens Transferees may sell up to 980,834 shares of common stock in the over-allotment closing of this offering, in each case subject to pro rata cutback if the size of the offering is reduced (except generally for Madeleine Pickens and two Company Designees holding a total of 12,500 shares).

Piggyback Registration Rights

              If we register any shares of common stock under the Securities Act in connection with a public offering, the stockholders with piggyback registration rights have the right to include in the registration shares of common stock held by them or which they can obtain upon the exercise or conversion of another security, subject to specified exceptions. The underwriters of any offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. If the total amount of shares of common stock these stockholders wish to include exceeds the total amount of shares which the underwriters determine the stockholders may sell in the offering, the reduced number of shares included in the registration will be apportioned pro rata among the stockholders according to the total amount of shares sought to be included by each stockholder in the offering. We must pay certain expenses, other than underwriting discounts and commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

              If we are eligible to file a registration statement on Form S-3, Boone Pickens, Westport Innovations, Inc. and Perseus ENRG Investment, L.L.C., each of which we refer to as a demand registrant, may request that we register their shares of common stock for resale on a Form S-3 registration statement, provided that the total price of the shares to be offered is at least $500,000. A demand registrant may only require that we file one Form S-3 registration statement in any 12-month period, and no demand registrant may require us to file a Form S-3 registration statement if we have already effected three registrations on Form S-3 at the request of that demand registrant. We may postpone the filing of a Form S-3 registration statement for up to 60 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We also have the right to cause the demand registrants not to make any sales under an effective Form S-3 registration statement for a period of 60 days in one 12-month period, except that we may not impose this restriction within the one year period following any exercise of our right to defer the filing or delay the effectiveness of a Form S-3 registration statement. We must pay all expenses, other than underwriting discounts and commissions, associated with any registrations on Form S-3, except that we are not obligated to pay for more than three demand registrations made by Perseus ENRG Investment, L.L.C.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

              Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

              We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

    •
    the transaction is approved by the board before the date the interested stockholder attained that status,

    •
    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or

    •
    on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

              Section 203 defines "business combination" to include the following:

    •
    any merger or consolidation involving the corporation and the interested stockholder,

    •
    any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

    •
    subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

    •
    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

    •
    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

              In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

              A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

              In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholder's best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

    •
    Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by Nasdaq. These additional shares may be used for a variety of corporate purposes, such as for acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    •
    Special meetings of stockholders. Special meetings of stockholders may only be called by our board of directors or our chief executive officer.

    •
    Amendment to bylaws. Our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

    •
    Advance notice of director nominations and matters to be acted upon at meetings. Our bylaws contains advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Listing

              We expect to apply to list our common stock on the Nasdaq Global Market.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

              Following the completion of this offering, we will have 44,449,555 shares of common stock outstanding assuming no exercise of the over-allotment option by the underwriters and no exercise of outstanding options (other than options that may be exercised by selling stockholders for shares to be sold in this offering). Of these shares, all of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares.

              The remaining shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rules 144 or 701 under the Securities Act, which are summarized below.

              The number of shares that will be available for sale in the public market 180 days after the date of this prospectus under the provisions of Rule 144 and Rule 701 under the Securities Act will be 24,449,525 shares, subject to volume and other restrictions, as applicable.

Lock-Up Agreements

              Stockholders who own 34,189,161 shares of our common stock are subject to lock-up restrictions in favor of the underwriters. In addition, our company has entered into a lock-up agreement with the underwriters. As of the date of this prospectus, holders of stock representing 4,250 shares are not subject to lock up agreements. The lock-up agreements provide that, subject to limited exceptions, neither we nor any of our directors or executive officers nor any of those stockholders who have signed lock-ups may dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, and may be extended under certain circumstances. At any time and without notice, the underwriters may release all or some of the securities from these lock-up agreements. See "Plan of Distribution" for additional detail on the lock-up agreements.

Rule 144

              In general, under Rule 144, a person who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    •
    1% of the number of shares of common stock then outstanding, which will equal approximately 445,000 shares immediately after this offering, or

    •
    the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

              Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

              Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

              In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701, is eligible, subject to the terms of the lock-up agreements, to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Form S-8 Registration Statement

              Shortly after the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option and equity incentive plans. Upon the filing of the Form S-8, shares of common stock issued upon the exercise of options under our equity incentive plans will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

Registration Rights

              Not including the shares held by Madeleine Pickens, Company Designees and Pickens Transferees (described in the following paragraph), the holders of 27,283,391 outstanding shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights, which also cover shares of common stock issuable upon the exercise of any warrants held by any such holder (including the warrant to purchase 15,000,000 shares held by Mr. Pickens) or any other shares of common stock issued to any of such holders by us, are contained in a registration rights agreement and are described in "Description of Capital Stock." The registration rights agreement expires on December 31, 2012 or, with respect to an individual holder, when such holder receives an opinion of counsel that such holder is able to sell all of its shares pursuant to Rule 144(k) under the Securities Act immediately without any volume limitation and without any additional unreasonable expense.

              The registration rights agreement was amended in May 2007 to grant registration rights (1) to Madeleine Pickens, wife of Boone Pickens, (2) to certain stockholders who are employees and directors of the company, whom we refer to as the Company Designees, and (3) to certain stockholders who purchased or otherwise received shares from Boone Pickens, whom we refer to as the Pickens Transferees. These registration rights are effective only with respect to this offering and expire upon the consummation of this offering. Under the amendment, assuming the selling stockholders are permitted to sell 10,000,000 shares in the initial closing of this offering and 3,000,000 shares pursuant to the underwriters' over-allotment option, (1) Madeleine Pickens may sell up to 1,000,000 shares in the initial closing of this offering, (2) the Company Designees may sell up to 1,021,634 shares in the initial closing of this offering, and (3) the Pickens Transferees may sell up to 980,834 shares of common stock in the over-allotment closing of this offering, in each case subject to pro rata cutback if the size of the offering is reduced (except generally for Madeleine Pickens and two Company Designees holding a total of 12,500 shares).

PLAN OF DISTRIBUTION

              In accordance with the terms of the underwriting agreement among W.R. Hambrecht + Co., LLC, Simmons & Company International, Susquehanna Financial Group, NBF Securities USA Corp., the selling stockholders and us, the underwriters named below have agreed to purchase from the selling stockholders and us that number of shares of common stock set forth opposite the underwriter's name below at the public offering price less the underwriting discount described on the cover page of this prospectus.

Underwriter	Number of shares
W.R. Hambrecht + Co., LLC
Simmons & Company International
Susquehanna Financial Group, LLP
NBF Securities (USA) Corp.

Total:	20,000,000

              The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

              The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares for which successful bidders have failed to pay, the underwriters may sell those shares at a different price and with different selling terms.

              The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per share	No exercise	Full exercise
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              We estimate that the costs of this offering, exclusive of the underwriting discount, will be approximately $4.2 million. These fees and expenses are payable entirely by us. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

              The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions "Determination of Initial Public Offering Price" and "Allocation of Shares" below, the public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

              The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

              Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriters and participating dealers will solicit bids from prospective investors through individual meetings, the Internet, by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the price range set forth on the cover page of the preliminary prospectus. The minimum size of any bid is 100 shares. Bidders may submit multiple bids in the auction.

              The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the notice of acceptance being sent, which will occur after effectiveness of the registration statement and closing of the auction. Bids can be modified at any time prior to the closing of the auction.

              Potential investors may contact the underwriter or dealer through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The current clearing price is at all times kept confidential and will not be disclosed during the OpenIPO auction to any bidder. However, the underwriters or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by any underwriter or dealer is subject to change. Any general auction trend information that is provided orally by an underwriter or participating dealer is necessarily accurate only as of the time of inquiry and may change significantly prior to the auction closing. Therefore, bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by any underwriter or participating dealer.

              Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

              After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the notice of acceptance of their bid is sent.

Reconfirmation of Bids

              The underwriters will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

    •
    More than 15 business days have elapsed since the bidder submitted its bid in the offering;

    •
    There is a material change in the prospectus that requires that we or the underwriters convey the material change to bidders in the offering and file an amended registration statement.

              If a reconfirmation of bids is required, the underwriters will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time the notice requesting reconfirmation is sent. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or Offering Size Before the Auction is Closed

              Based on the auction demand, we and the underwriters may elect to change the price range or the number of shares being sold in the offering either before or after the SEC declares the registration statement effective. If we and the underwriters elect to change the price range or the offering size after effectiveness of the registration statement, the underwriters will keep the auction open for at least one hour after notifying bidders of the new auction terms. If the change in price range or offering size is not otherwise material to this offering, we and the underwriters or participating dealers will:

    •
    Provide notice on the WR Hambrecht + Co OpenIPO website of the revised price range or number of shares to be sold in this offering, as the case may be;

    •
    If appropriate, issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

    •
    Send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

              In these situations, the underwriters could accept an investor's bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. The underwriters may also decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, their unconfirmed bids will be invalid.

              In the event that the changes to the price range or the offering size constitute material changes, alone or in the aggregate, to the previously provided disclosure, we will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. In the event that there is a material change to the price range or the offering size after effectiveness of the registration statement, we will file a post-effective amendment to the registration statement containing the new auction terms prior to accepting any offers.

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range

              If we determine after the auction is closed that the initial public offering price will be above or below the stated price range in the auction but that it will not result in any material change to the previously provided disclosure, the underwriters may accept all successful bids without reconfirmation. Similarly, if after effectiveness of the registration statement and the auction is closed the number of shares sold in the offering is increased or decreased in a manner that is not otherwise material to this offering, the underwriters may accept all successful bids without reconfirmation. In this situation the underwriters and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

              If we determine, after the auction is closed, that the initial public offering price will be outside of the price range or we elect to change the size of the offering, and the public offering price and/or change in the offering size, alone or in the aggregate, constitute a material change to the previously provided disclosure, then we may convey the final price and offering size to all bidders in the auction, file a post-effective amendment to the registration statement with the final price and offering size, reconfirm all bids and accept offers after the post-effective amendment has been declared effective by the SEC. In the alternative, we may re-open the auction pursuant to the following procedures:

    •
    WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range or offering size, as the case may be;

    •
    We and the underwriters and participating dealers will issue a press release announcing the new auction terms;

    •
    The underwriters and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range or offering size, as the case may be;

    •
    The underwriters and participating dealers will reconfirm all bids in the auction; and

    •
    We will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers.

Closing of the Auction and Pricing

              The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq Global Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

              Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying the underwriters or a participating dealer through which they submitted their bid. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the Internet wishes to cancel a bid after the auction closes the investor may have to contact WR Hambrecht + Co (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or e-mail (or as specified by the underwriter or participating dealer through which the bidder submitted the bid).

              Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the "clearing price," is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in "Determination of Public Offering Price" below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

              You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notices of acceptance have been sent.

              Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accepts the bids that are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor's bid, as described in "Allocation of Shares" below.

Determination of Initial Public Offering Price

              The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

              The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriters' over-allotment option, to the extent that the underwriters overallot shares in the offering, are used to calculate the clearing price whether or not the option is actually exercised. If the underwriters overallot shares in excess of the number of shares subject to the overallotment option the shares in excess of the overallotment option will not be used to calculate the clearing price. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in this offering.

              Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters' assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, we and the underwriters may elect to lower the public offering price to include certain institutional or retail bidders in this offering. We and the underwriters may also lower the public offering price to create a more stable post-offering trading price for our shares.

              The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if we and the underwriters are not able to reach agreement on the public offering price, then we and the underwriters will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

              The following simplified example illustrates how the public offering price is determined through the auction process:

              Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

              The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

              Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

              If the public offering price is the same as the $8.00 per share clearing price, the underwriters would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

              If the public offering price is $7.00 per share, the underwriters would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

              As described in "Allocation of Shares" below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

              The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Initial Public Offering of Company X
	Bid Information			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75.0%	$8.00	$5,600
	100	1,100	$9.00	100	75.0%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75.0%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares

              Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

              Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

    •
    Any bid with a price below the public offering price is allocated no shares.

    •
    The pro rata percentage is determined by dividing the number of shares offered (including the over-allotment option, if exercised) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

    •
    All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

    •
    The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

    •
    The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

    •
    Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

              If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

	Initial Public Offering of Company X
	Initial Bid	Pro-rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

              To participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or one of the other underwriters or participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co's customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their account to pay for the shares they are allocated in the auction at the closing of the offering, which is generally on the fourth business day following the pricing of the offering. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder's intent or means to fund its bid. In the absence of other information, the underwriters or participating dealer may assess a bidder's creditworthiness based solely on the bidder's history with the underwriters or participating dealer. The underwriters have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of securities law violations or alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriters or a participating dealer while another bidder's identical bid is accepted.

The Closing of the Auction and Allocation of Shares

              The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The shares offered by this prospectus, or 23,000,000 shares if the underwriters' over-allotment option is exercised in full, will be purchased from us and from the selling stockholders by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

              The underwriters or a participating dealer will notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

              Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserve the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have closed the auction and accepted a bid, the allocation of shares sold in this offering will be made according to the process described in "Allocation of Shares" above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

              Some dealers participating in the selling group may submit firm bids that reflect indications of interest that they have received from their customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

              Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

              The selling stockholders have granted the underwriters the right to purchase up to             additional shares at the public offering price set forth on the front page of this prospectus less the underwriting discount within 30 days after the date of this prospectus to cover any over-allotments. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and the selling stockholders will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-Up Agreements

              We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our equity incentive plans. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

              The holders of nearly 100% of our outstanding common stock prior to this offering, including each of our directors and executive officers, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) transfers or distributions of shares of our common stock acquired from the underwriters in this offering; (b) transfers or distributions of shares of our common stock acquired in open market transactions after the completion of this offering; (c) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts; (d) transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms; or (e) distributions of shares of our common stock or any security convertible into our common stock to the partners, members or stockholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (c) through (e) above, the transferees, donees or distributees agree to be bound by the foregoing terms and the transferor, donor or distributor would not be required to, or voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.

              There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.

Short Sales, Stabilizing Transactions and Penalty Bids

              In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising the option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters' over-allotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market for the purpose of pegging, fixing or maintaining the price of the common stock.

              The underwriters may also impose a penalty bid. This occurs when a particular dealer or underwriter repays to the underwriters a portion of the underwriting discount or selling concession received by it because the underwriters have repurchased shares sold by or for the account of the dealer or underwriter in stabilizing or short covering transactions.

              These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

              WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. However, it is not obligated to do so and may discontinue any market making at any time.

Indemnity

              The underwriting agreement provides that we and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, and contribute to payments that each other may be required to make relating to these liabilities.

Foreign Jurisdictions

              United Kingdom.    Each of the placement agents has represented and agreed that:

    •
    it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to Section 85(1) of the FSMA;

    •
    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21 of the FSMA does not apply to us; and

    •
    it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

              European Economic Area.    In relation to each Member State of the European economic area which has implemented the prospectus directive, each a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus, may not be made in that Relevant Member State other than the offers contemplated in this prospectus in that relevant member state once this prospectus has been approved by the competent authority in that relevant member state and published and passported in accordance with the prospectus directive as implemented in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the prospectus directive, if they have been implemented in that Relevant Member State:

    •
    to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    •
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    •
    By the placement agents to fewer than 100 natural or legal persons (other than qualified investors as defined in the prospectus directive) subject to obtaining the prior consent of the lead placement agent; or

    •
    in any other circumstances falling within article 3(2) of the prospective directive,

              provided that no such offer of shares shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to article 3 of the prospectus directive.

              For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the prospectus directive in that member state and the expression "prospective directive" means directive 2003/71/ec and includes any relevant implementing measure in each Relevant Member State.

              Switzerland.    This prospectus does not constitute an issue prospectus pursuant to Art 652a of the Swiss code of obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the prospectus may not comply with the disclosure standards of the listing rules of the SWX Swiss exchange.

              Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe the shares with a view to distribution. The investors will be individually approached by the placement agents from time to time.

              This prospectus is personal to each offeree and does not constitute an offer to any person. The prospectus may only be used by those persons to whom it has been handed out in connection with the offer described therein and may neither directly nor indirectly by distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland.

LEGAL MATTERS

              The validity of the securities offered under this prospectus will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

              The financial statements and financial statement schedule of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements and financial statement schedule as of and for the year ended December 31, 2006, refers to the adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, Room 1580, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

              Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Clean Energy Fuels Corp.:

              We have audited the accompanying consolidated balance sheets of Clean Energy Fuels Corp. and subsidiaries ("the Company"), as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

              As discussed in Notes 1 and 5 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG, LLP
Los Angeles, California
March 23, 2007

Clean Energy Fuels Corp. and Subsidiaries

Consolidated Balance Sheets

as of December 31,

	2005	2006
Assets
Current assets:
Cash and cash equivalents	$28,763,445	$937,445
Accounts receivable, net of allowance for doubtful accounts of $446,812 and $352,050 as of December 31, 2005 and 2006, respectively	12,464,006	10,997,328
Other receivables	2,636,391	37,818,905
Inventory, net	1,947,908	2,558,689
Derivative assets	8,956,599	—
Prepaid expenses and other current assets	1,724,615	4,862,335

Total current assets	56,492,964	57,174,702
Land, property and equipment, net	48,005,204	54,888,739
Capital lease receivables	2,061,500	1,412,500
Notes receivable and other long term assets	1,060,923	2,499,106
Goodwill and other intangible assets	20,993,059	20,957,589

	$128,613,650	$136,932,636

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long term debt and capital lease obligations	$4,817,860	$57,499
Accounts payable	9,560,274	6,697,363
Accrued liabilities	4,491,919	5,023,051
Income taxes payable	6,761,739	—
Deferred tax liabilities	2,810,578	—
Deferred revenue	623,828	585,505

Total current liabilities	29,066,198	12,363,418
Long term debt and capital lease obligations, less current portion	282,396	224,897
Deferred tax liabilities	4,210,416	—
Other long term liabilities	1,564,772	1,428,464

Total liabilities	35,123,782	14,016,779

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.0001 par value. Authorized 1,000,000 shares; issued and outstanding no shares	—	—
Common stock, $0.0001 par value. Authorized 99,000,000 shares; issued and outstanding 25,558,114 shares and 34,192,161 shares at December 31, 2005 and 2006, respectively	2,556	3,419
Additional paid-in capital	74,755,049	179,536,766
Retained earnings (accumulated deficit)	17,308,520	(58,050,126)
Accumulated other comprehensive income	1,423,743	1,425,798

Total stockholders' equity	93,489,868	122,915,857

	$128,613,650	$136,932,636

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31,

	2004	2005	2006
Revenue	$57,641,605	$77,955,083	$91,547,316
Operating expenses:
Cost of sales	48,772,296	72,004,077	74,047,901
Derivative (gains) losses	(10,572,349)	(44,067,744)	78,994,947
Selling, general and administrative	11,112,878	17,108,425	20,860,181
Depreciation and amortization	3,810,419	3,948,544	5,765,001

Total operating expenses	53,123,244	48,993,302	179,668,030

Operating income (loss)	4,518,361	28,961,781	(88,120,714)
Interest (income) expense, net	96,983	(59,780)	(746,339)
Other expense, net	605,312	140,921	255,479

Income (loss) before income taxes	3,816,066	28,880,640	(87,629,854)
Income tax expense (benefit)	1,686,825	11,623,053	(12,271,208)

Net income (loss)	$2,129,241	$17,257,587	$(75,358,646)

Earnings (loss) per share
Basic	$0.11	$0.76	$(2.38)
Diluted	$0.11	$0.75	$(2.38)
Weighted average common shares outstanding
Basic	18,949,636	22,602,033	31,676,399
Diluted	18,949,636	23,191,674	31,676,399

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Consolidated Statements of Stockholders' Equity and

Comprehensive Income (Loss)

	Common stock
			Additional paid-in capital	Retained Earnings (Accumulated deficit)	Accumulated other comprehensive income	Total stockholders' equity	Total comprehensive income (loss)
	Shares	Amount
Balance, December 31, 2003	17,572,636	$1,757	$51,118,834	$(2,078,308)	$908,043	$49,950,326	$
Issuance of common stock upon exercise of warrants	3,255,748	326	9,636,688	—	—	9,637,014
Foreign currency translation adjustment	—	—	—	—	346,843	346,843		346,843
Net income	—	—	—	2,129,241	—	2,129,241		2,129,241

Balance, December 31, 2004	20,828,384	2,083	60,755,522	50,933	1,254,886	62,063,424		2,476,084
Issuance of common stock upon exercise of warrants	4,729,730	473	13,999,527	—	—	14,000,000
Foreign currency translation adjustment	—	—	—	—	168,857	168,857		168,857
Net income	—	—	—	17,257,587	—	17,257,587		17,257,587

Balance, December 31, 2005	25,558,114	2,556	74,755,049	17,308,520	1,423,743	93,489,868		17,426,444
Issuance of common stock upon exercise of warrants	7,094,594	709	20,999,288	—	—	20,999,997
Issuance of common stock upon exercise of options	359,500	36	994,676	—	—	994,712
Conversion of debt	1,179,953	118	4,022,522	—	—	4,022,640
Assumption of derivative contract obligations by shareholder and issuance of warrant	—	—	78,712,599	—	—	78,712,599
Stock-based compensation	—	—	52,632	—	—	52,632
Foreign currency translation adjustment	—	—	—	—	2,055	2,055		2,055
Net loss	—	—	—	(75,358,646)	—	(75,358,646)		(75,358,646)

Balance, December 31, 2006	34,192,161	$3,419	$179,536,766	$(58,050,126)	$1,425,798	$122,915,857		$(75,356,591)

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$2,129,241	$17,257,587	$(75,358,646)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,810,419	3,948,544	5,765,001
Provision for doubtful accounts	165,079	385,721	230,486
Unrealized (gain) loss on futures contracts	(9,414,673)	1,233,110	8,956,599
Loss on disposal of assets	160,675	112,073	362,653
Deferred income taxes	1,679,795	4,861,314	(7,020,994)
Non-cash derivative contract loss	—	—	78,712,599
Stock option expense	—	—	52,632
Changes in operating assets and liabilities:
Accounts and other receivables	(3,473,383)	(5,641,577)	(35,273,741)
Inventory	(465,553)	(581,079)	(610,781)
Capital lease receivables	399,000	899,000	649,000
Margin deposits on futures contracts	(1,051,000)	1,709,900	196,600
Prepaid expenses and other assets	571,870	(489,108)	(3,330,320)
Accounts payable	1,096,751	3,296,782	(3,433,773)
Income taxes payable	—	6,761,739	(6,761,739)
Accrued expenses and other	(3,566,288)	2,852,376	253,001

Net cash provided by (used in) operating activities	$(7,958,067)	$36,606,382	$(36,611,423)

Cash flows from investing activities:
Purchase of LNG plant and related assets	$—	$(14,758,029)	$—
Purchases of property and equipment	(6,314,195)	(7,562,911)	(12,414,066)
Restricted cash	400,000	—	—

Net cash used in investing activities	$(5,914,195)	$(22,320,940)	$(12,414,066)

Cash flows from financing activities:
Repayment of notes payable, line of credit, and capital lease obligations	$(1,239,462)	$(821,743)	$(795,220)
Proceeds from issuance of common stock	9,637,014	14,000,000	21,994,709

Net cash provided by financing activities	8,397,552	13,178,257	$21,199,489

Net increase (decrease) in cash	(5,474,710)	27,463,699	(27,826,000)
Cash, beginning of year	6,774,456	1,299,746	28,763,445

Cash, end of year	$1,299,746	$28,763,445	$937,445

Supplemental disclosure of cash flow information:
Income taxes paid	$1,353	$1,353	$6,318,954
Interest paid	485,354	457,431	1,414,908
Non-cash financing activities:
Margin deposits directly advanced by majority stockholder to broker under line of credit	$—	$—	$69,500,000

Extinguishment of line of credit in exchange for rights to margin deposits	$—	$—	$(69,500,000)

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Notes to Consolidated Financial Statements

(1)    Summary of Significant Accounting Policies

(a)   The Company

              Clean Energy Fuels Corp., together with its wholly owned subsidiaries (hereinafter collectively referred to as Clean Energy or the Company), is engaged in the business of providing natural gas fueling solutions to its customers in the United States and Canada. Clean Energy was incorporated in April 2001. In June 2001, the Company acquired certain assets and interests of Pickens Fuel Corp. (a private company owned by Boone Pickens) and BCG eFuels, Inc. (owned by Terasen, Inc. (Terasen) (formerly BC Gas, Inc.)), and Westport Innovations, Inc. (Westport Innovations) of Vancouver, British Columbia. For accounting purposes, BCG eFuels, Inc. was deemed the acquiring entity in the formation of the Company and was accounted for on a carryover cost basis. On December 31, 2002, the Company acquired all the outstanding membership interests of Blue Energy & Technologies, L.L.C. (Blue Energy).

              Clean Energy has a broad customer base in a variety of markets, including public transit, refuse, airports, and regional trucking. Clean Energy operates or supplies 170 fueling locations, principally in California, Texas, Colorado, Maryland, New York, New Mexico, Washington, Massachusetts, Wyoming and Arizona within the United States, and in British Columbia and Ontario within Canada. The Company also generates revenue through operation and maintenance agreements with certain customers, through building and selling or leasing natural gas fueling stations to its customers, and through financing its customers' vehicle purchases.

(b)
Principles of Consolidation

              The consolidated financial statements include the financial statements of Clean Energy and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)
Use of Estimates

              The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)
Foreign Currency Translation

              The Company follows the principles of Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, using the local currency as the functional currency of its foreign subsidiary. Accordingly, all assets and liabilities outside the United States are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rates prevailing during the period. Net foreign currency translation adjustments are recorded as accumulated other comprehensive income in stockholders' equity. The Company realized net foreign currency transaction exchange gains of $28,443, $18,287 and $26,540 in 2004, 2005 and 2006, respectively. The functional currency for the Company's subsidiary in Canada is the Canadian dollar.

              The accompanying consolidated balance sheets include total assets of the Canadian subsidiary of $6,596,418 and $6,135,314, respectively, expressed in U.S. dollars as of December 31, 2005 and 2006. Sales made by the Canadian subsidiary totaled $1,996,457, $2,673,221 and $2,550,066, respectively, in U.S. dollars for the years ended December 31, 2004, 2005 and 2006.

(e)
Cash and Cash Equivalents

              The Company considers all highly liquid investments with maturities of three months or less on the date of acquisition to be cash equivalents.

(f)
Inventories

              Parts inventories, which consist of spare parts for service of fueling locations, are stated at the lower of cost or market on a first-in, first-out basis. Management's estimate of market includes a provision for obsolete, slow moving, and unsaleable inventory based upon inventory on hand and forecasted demand. The Company also has LNG inventory related to its LNG liquefaction plant which it values at the lower of cost or market on a first-in, first-out basis.

(g)
Research and Development and Advertising

              Research and development costs related to the design, development, and testing of new products, applications, and technologies are charged to expense as incurred. No research and development costs were incurred during the years ended December 31, 2004, 2005 and 2006.

              Advertising costs are expensed as incurred. Advertising costs amounted to approximately $136,000, $334,000 and $560,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

(h)
Property and Equipment

              Property and equipment are recorded at cost. Depreciation and amortization are recognized over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of depreciable assets are 20 years for LNG liquefaction plant assets, ten years for station equipment and LNG trailers, and three to seven years for all other depreciable assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease terms. Periodically, the Company receives grant funding to assist in the financing of natural gas fueling station construction. The Company records the grant proceeds as a reduction of the cost of the respective asset. Total grant proceeds received were approximately $928,000, $185,000 and $775,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

(i)
Long-Lived Assets

              The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

(j)
Goodwill and Intangible Assets

              Goodwill represents the excess of costs incurred over the fair value of the net assets of acquired businesses. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(k)
Asset Retirement Obligations

              The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred or becomes reasonably estimable and if there is a legal obligation to restore or remediate the property at the end of a lease term. All of the Company's fueling and storage equipment is located above-ground. The liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as the costs to restore the property, future inflation rates, and the adjusted risk free rate of interest. When the liability is initially recorded, the Company capitalizes the cost by increasing the related property and equipment balances. Over time, the liability is increased and expense is recognized for the change in present value, and the initial capitalized cost is depreciated over the useful life of the asset.

              The following table summarizes the activity of the asset retirement obligation, of which $96,192 and $89,080 is included in other long-term liabilities, with the remaining current portion included in accrued liabilities, at December 31, 2005 and 2006, respectively:

	2005	2006
Beginning balance	$151,612	$158,418
Liabilities incurred	1,616	6,760
Liabilities settled	—	(600)
Accretion expense	5,190	5,434

Ending balance	$158,418	$170,012

(l)
Stock-Based Compensation

              During 2004 and 2005, the Company accounted for stock-based compensation arrangements in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires disclosure of the fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. The Company elected, under the provisions of SFAS No. 123, to account for employee stock-based transactions in the statements of operations under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in 2004 and 2005.

              Pursuant to the guidance in APB Opinion No. 25, compensation expense is only recognized in the statement of operations to the extent the exercise price of the stock option is less than the fair value of the Company's common stock on the date of grant, i.e. the "intrinsic value" of the stock option. The Company recorded no compensation expense in the statements of operations for stock option grants during 2004 and 2005 because the fair value of the Company's common stock was equal to the exercise price on the date of grant of the options. Therefore, there was no "intrinsic" value to recognize in the statements of operations. However, the Company is required to disclose the impact of using the grant date fair value using the Black-Scholes option pricing model, which requires the use of management's judgement in estimating the inputs used to determine fair value.

              The per share weighted average fair value of stock options granted during 2004 and 2005 was $0.75 and $0.79, respectively, on the date of grant using the fair-value-method defined in SFAS No. 123 with the following assumptions:

	2004	2005
Weighted average risk free interest rate	4.0%	5.0%
Expected lives	3 years	3 years
Dividend yield	None	None

              Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2005
Net income as reported	$2,129,241	$17,257,587
Assumed stock compensation cost, net of tax	(172,871)	(881,212)

Pro forma net income	$1,956,370	$16,376,375

Earnings Per Share
Basic — as reported	$0.11	$0.76
Basic — pro forma	$0.10	$0.72
Diluted Earnings Per Share
Diluted — as reported	$0.11	$0.75
Diluted — pro forma	$0.10	$0.71

              Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (SFAS No. 123(R)). This statement replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. SFAS

No. 123(R) was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior years' financial statements have not been restated. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant-date fair value using the Black-Scholes option-pricing model.

              In 2006, the Company granted 25,000 options at $3.86 per share to a consultant and recorded approximately $53,000 of expense during the period under the provisions of SFAS No. 123(R). The grant date fair market value of these options was $6.74 per share and the intrinsic value of these options is $6.14. The Company did not recognize any tax benefit related to this expense. The options have a term of ten years and vest over a three-year period, but shall immediately vest upon the Company completing an initial public offering of its common stock. The fair value of the option award was estimated on the grant date using the Black-Scholes option-pricing model using an expected dividend yield of 0%, expected volatility of 60%, an expected life of 2 years, and a risk-free interest rate of 4.8%. The volatility amount was estimated based on several comparable companies. The expected life was based on the Company's estimate of when the individual will exercise the option, and the risk free rate was based on the U.S. Treasury yield curve at the time of grant. No other expense was recorded in 2006 under the provisions of SFAS No. 123(R) as all the Company's previously issued options vested in 2005.

(m)
Revenue Recognition

              Revenue from the sale of natural gas and from operations and maintenance agreements is recognized in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which is typically at the time fuel is dispensed or when the operations and maintenance services are provided.

              In certain transactions with its customers, the Company agrees to provide multiple products or services, including construction of and either leasing or sale of a station, providing operations and maintenance to the station, and sale of fuel to the customer. The Company evaluates the separability of revenues for deliverables based on the guidance set forth in EITF No. 00-21, which provides a framework for establishing whether or not a particular arrangement with a customer has one or more deliverables. To the extent the Company has adequate objective evidence of the values of separate deliverable items under a contract, it allocates the revenue from the contract on a relative fair value basis at the inception of the arrangement. If the arrangement contains a lease, the Company uses the existing evidence of fair value to separate the lease from the other deliverables.

              The Company accounts for its leasing activities in accordance with SFAS No. 13, Accounting for Leases. The Company's existing station leases are sales-type leases, giving rise to profit at the delivery of the leased station. Unearned revenue is amortized into income over the life of the lease using the effective interest method. For these arrangements, it recognizes gas sales and operations and maintenance service revenues as earned from the customer on a volume-delivered basis.

              The Company has evaluated the relative fair values of the deliverables for the two stations that it has sold during 2005 and the one station that it sold during 2006 and concluded that there is not sufficient objective evidence to separate those deliverables. The Company is recognizing profit on the sale of those stations over the respective lives of the operations and maintenance contracts.

              Revenue on construction contracts has been recognized using the completed contract method in accordance with AICPA Statement of Position 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

(n)
Income Taxes

              The Company computes income taxes under the asset and liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and is reflected in the consolidated financial statements in the period of enactment. The Company records a valuation allowance against its deferred tax assets when management determines it is more likely than not that the assets will not be realized.

(o)
Concentration of Credit Risk

              Credit is extended to all customers based on financial condition, and collateral is generally not required. Concentrations of credit risk with respect to trade receivables are limited because of the large number of customers comprising the Company's customer base and dispersion across many different industries and geographies.

              The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

(p)
Derivative Financial Instruments and Long Term Sales Commitments

              The Company, in an effort to manage its natural gas commodity price risk exposures, utilizes derivative financial instruments. The Company, from time to time, enters into natural gas futures contracts that are over-the-counter swap transactions that convert its index-based gas supply arrangements to fixed-price arrangements. The Company accounts for its derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The Company's derivative instruments did not qualify for hedge accounting under SFAS No. 133 for the years ended December 31, 2004, 2005 and 2006. As such, changes in the fair value of the derivatives were recorded directly to the consolidated statements of operations.

              The Company enters into contracts with various customers, primarily municipalities, to sell LNG or CNG at fixed prices or at prices subject to a price cap. The contracts generally range from two to five years. The most significant cost component of LNG and CNG is the price of natural gas.

              As part of determining the fixed price or price cap in the contracts, the Company works with its customers to determine their future usage over the contract term. However, the Company's customers do not agree to purchase a minimum amount of volume or guarantee their volume of purchases. Rather, the Company agrees to sell its customers volumes on an "as needed" basis, also known as a "requirements contract". The volume required under these contracts varies each month, and is not subject to any minimum commitments. For U.S. generally accepted accounting purposes, there is not a "notional amount", which is one of the required conditions for a transaction to be a derivative pursuant to the guidance in SFAS No. 133.

              The Company's agreements to fix the price or cap the price of LNG or CNG that it sells to its customers are, for accounting purposes, firm commitments, and U.S. generally accepted accounting principles do not require or allow the Company to record a loss until the delivery of the gas and corresponding sale of the product occurs. When the Company enters into these fixed price or price cap contracts with its customers, the price is set based on the prevailing index price of natural gas at that time. However, the index price of natural gas constantly changes, and a difference between the fixed price of the natural gas included in the customer's contract and the corresponding index price of gas typically develops after the Company enters into the contract. During the years ended December 31, 2004 and 2005, the price of natural gas generally increased, and during the year ended December 31, 2006, the price of natural gas generally decreased. During these time periods, the Company entered into several contracts to sell LNG or CNG to customers at a fixed price or an index-based price that is subject to a fixed price cap. The Company has also from time to time entered into natural gas futures contracts to offset economically the adverse impact of the rising natural gas prices. From an accounting perspective, during the periods of rising natural gas prices, when the Company conducted the majority of its hedging activities, the Company's futures contracts were generally marked-to-market through the recognition of a derivative asset and a corresponding derivative (gain) in its statements of operations. However, because the Company's contracts to sell LNG or CNG to its customers at fixed prices or an index- based price that is subject to a fixed price cap are not derivatives for purposes of U.S. generally accepted accounting principles, a liability or a corresponding loss has not been recognized in the Company's statements of operations for the increased market price of natural gas above the cost of natural gas included in the Company's sales price to its customers under these contracts. As a result, the Company's statements of operations do not reflect its firm commitments to deliver LNG or CNG at prices that are below, and in some cases, substantially below, the prevailing market price of natural gas (and therefore LNG or CNG).

(q)
LNG Transportation Costs

              The Company records the costs incurred to transport LNG to its customers in the line item cost of sales in the accompanying statements of operations.

(2)    Acquisitions

(a)
LNG Plant Purchase

              On November 28, 2005, the Company purchased an LNG liquefaction plant, which it renamed the Pickens Plant, including the inventory located in the storage tank at the plant, five LNG trailers, and certain station equipment for approximately $14,800,000. The Company accounted for the acquisition as an asset purchase in which the Company allocated the entire purchase price to the assets acquired based on their respective fair values.

(b)
Blue Energy & Technologies, L.L.C.

              On December 31, 2002, the Company acquired all of the outstanding membership interests of Blue Energy in exchange for 3,733,790 shares of the Company's common stock valued at $11,052,018. Also as part of the consideration, the Company issued two warrants to Perseus 2000, LLC: one requiring the holder to purchase a total of 1,689,189 shares of the Company's common stock at an exercise price of $2.96 per share at the Company's option (Warrant A), and one to purchase a total of 580,107 shares of the Company's common stock at an exercise price of $5.00 per share, vesting only upon the holder completing a financing arrangement as described in the warrant (Warrant B). Warrant A was exercised in full before its date of expiration and Warrant B was cancelled because the vesting conditions could not be met. The Company accounted for the acquisition as a purchase in which the Company allocated the purchase price to the individual assets acquired and liabilities assumed based upon their respective fair values, with the unallocated residual amount of $8,530,046 being accounted for as goodwill. Accordingly, the results of operations of Blue Energy have been included in the Company's consolidated financial statements since January 1, 2003.

(3)    Land, Property and Equipment

              Land, property and equipment at December 31, 2005 and 2006 are summarized as follows:

	2005	2006
Land	$471,553	$472,616
LNG liquefaction plant	12,059,730	12,898,178
Station equipment	34,180,930	36,913,552
LNG trailers	4,650,899	8,253,415
Other equipment	3,545,591	6,144,553
Construction in progress	5,184,326	7,304,612

	60,093,029	71,986,926
Less accumulated depreciation	(12,087,825)	(17,098,187)

	$48,005,204	$54,888,739

(4)    Accrued Liabilities

              Accrued liabilities at December 31, 2005 and 2006 consisted of the following:

	2005	2006
Salaries and wages	$1,141,443	$1,286,196
Accrued gas purchases	1,515,490	1,566,847
Other	1,834,986	2,170,008

	$4,491,919	$5,023,051

(5)    Stockholders' Equity

(a)
Authorized Shares

              The Company's certificate of incorporation authorizes the issuance of two classes of capital stock designated as common stock and preferred stock, each having $0.0001 par value per share. As of December 31, 2006, the Company was authorized to issue 100,000,000 shares, of which 99,000,000 shares are designated common stock and 1,000,000 shares are designated preferred stock.

Dividend Provisions

              The Company did not declare nor pay any dividends during the years ended December 31, 2004, 2005 or 2006.

Voting Rights

              Each holder of common stock has the right to one vote per share owned on matters presented for stockholder action.

(b)
Stock Option Plan

              In December 2002, the Company adopted its 2002 Stock Option Plan (2002 Plan). The board of directors determines eligibility, vesting schedules, and exercise prices for options granted under the 2002 Plan. Options generally have a term of ten years. As of December 31, 2006, the Company had 5,390,500 shares reserved for issuance under the 2002 Plan.

              Under the 2002 Plan, eligible persons may be issued options for services rendered to the Company. Under the 2002 Plan, the purchase price per share for each option granted shall not be less than 100% of the fair market value of the Company's common stock on the date of such option grant; provided, however, that the purchase price per share of common stock issued to a 10% stockholder shall not be less than 110% of such fair market value on the date of such option grant. Options generally vest over three to five year periods. Option activity for 2004, 2005, and 2006 was as follows:

	Options	Weighted average exercise price
Balance, December 31, 2003	1,300,475
Options granted	125,000	$2.96
Options forfeited	(3,000)	2.96

Balance, December 31, 2004	1,422,475
Options granted	1,340,275	2.96
Options forfeited	(25,000)	2.96

Balance, December 31, 2005	2,737,750
Options exercised	(359,500)	2.77
Options granted	25,000	3.86
Options forfeited	(1,000)	2.96

Balance, December 31, 2006	2,402,250

              All options granted in 2004, 2005 and 2006 were pursuant to the 2002 Plan, except for a special stock option for 25,000 shares of common stock granted to a consultant in May 2006.

              All of the Company's unvested options issued prior to October 2005 vested in October 2005 when the Company experienced a change in control in accordance with the 2002 Plan. Consequently, 2,377,250 of the Company's outstanding options are exercisable as of December 31, 2006. The Company expects its remaining 25,000 options to vest. At December 31, 2006, the weighted average remaining contractual life for stock options outstanding was 6.9 years. The Company plans to issue new shares to its employees upon the employee's exercise of their options. The intrinsic value of all options exercised during 2004, 2005 and 2006 was $0, $0, and $482,076, respectively. The weighted average exercise price for all options outstanding at December 31, 2006 was $2.97 per share. The aggregate intrinsic value of all options outstanding at December 31, 2006 is $16,889,340.

Clean Energy Fuels Corp. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(5)    Stockholders' Equity (Continued)

              In July 2006, the Company's board of directors approved a contingent grant of options to purchase 2,666,500 shares of the Company's common stock. These options will be granted on the date the Company completes its initial public offering of common stock. The options will have an exercise price equal to the initial public offering price. If the Company does not complete its initial public offering of common stock by December 31, 2007, then the Company's authority to make these grants will expire.

              In December 2006, the Company adopted its 2006 Equity Incentive Plan (2006 Plan). The 2006 Plan will go into effect when the SEC declares effective the registration statement for the Company's initial public offering of common stock. Under the 2006 Plan, 6,390,500 shares of common stock were initially authorized for issuance, and on January 1, 2007, this number was automatically increased by 1,000,000 shares in accordance with the terms of the 2006 Plan. The 2002 Plan will be unavailable for new awards upon the 2006 Plan going into effect. If any outstanding option under the 2002 Plan expires or is cancelled, the shares allocable to the unexercised portion of that option will be added to the share reserve under the new 2006 Plan and will be available for grant under the 2006 Plan. The Company expects that it will have 2,346,750 shares available for awards under the 2006 Plan immediately following the closing of its initial public offering, after taking into account (1) 2,666,500 shares of common stock issuable upon the exercise of options to be granted under the 2006 Plan at the closing of the Company's initial public offering, and (2) 2,377,250 shares of common stock issuable upon the exercise of options granted under the 2002 Plan, which are available for issuance under the 2006 Plan only to the extent they expire or are cancelled.

(c)
Exercise of Warrants; Equity Option Agreements

              On June 30, 2004, the Company's stockholders exercised 1,689,189 warrants for cash consideration of $4,999,999. On September 30, 2004, the Company's stockholders exercised 1,566,559 warrants for cash consideration of $4,637,015.

              On April 8, 2005, the Company entered into equity option agreements with two stockholders under which the stockholders, at the Company's option (expiring February 28, 2007), became obligated to purchase up to an aggregate of 11,824,324 shares of the Company's common stock at an exercise price of $2.96 per share. On each of May 31, 2005 and November 29, 2005, the Company exercised its option and required the stockholders to purchase an aggregate of 2,364,865 shares for proceeds of approximately $7 million. On January 31, 2006, the Company exercised its option and required the stockholders to purchase the remaining 7,094,594 shares outstanding under the equity option agreements for proceeds of approximately $21 million.

              On December 28, 2006, the Company issued to its majority stockholder a five-year warrant to purchase 15,000,000 shares of the Company's common stock at an exercise price of $10.00 per share. See note 10.

(6)    Income Taxes

              The components of income (loss) before income taxes are as follows:

	2004	2005	2006
U.S.	$4,162,496	$28,560,579	$(87,228,883)
Foreign	(346,430)	320,061	(400,971)

	$3,816,066	$28,880,640	$(87,629,854)

              The provision (benefit) for income taxes consists of the following:

	2004	2005	2006
Current:
State	$7,030	$1,194,398	$(109,284)
Federal	—	5,567,341	(5,140,930)

Total current	7,030	6,761,739	(5,250,214)

Deferred:
State	497,650	987,368	(6,338,146)
Federal	1,298,054	3,773,470	(21,818,295)
Foreign	(115,909)	100,476	(102,941)
Change in valuation allowance	—	—	21,238,388

Total deferred	1,679,795	4,861,314	(7,020,994)

Total	$1,686,825	$11,623,053	$(12,271,208)

              Income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006 differs from the "expected" amount computed using the federal income tax rate of 34% as a result of the following:

	2004	2005	2006
Computed expected tax expense (benefit)	$1,297,462	$9,819,418	$(29,794,150)
State and local taxes, net of federal benefit	333,089	1,439,966	(4,255,304)
Nondeductible expenses	202,592	362,214	507,438
Other	(146,318)	1,455	32,420
Change in valuation allowance	—	—	21,238,388

Total tax expense (benefit)	$1,686,825	$11,623,053	$(12,271,208)

              Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax effect of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2004	2005	2006
Deferred tax assets:
Accrued expenses	$786,802	$1,522,177	$566,870
Sales-type leases	747,704	497,732	491,352
Alternative minimum tax and general business credits	—	—	773,183
Net operating loss carryforwards	6,358,818	1,175,442	26,302,430

Total deferred tax assets	7,893,324	3,195,351	28,133,835
Less valuation allowance	—	—	(21,238,388)

Net deferred tax assets	7,893,324	3,195,351	6,895,447

Deferred tax liabilities:
Derivative financial instruments	(3,967,887)	(3,497,625)	—
Depreciation and amortization — domestic	(5,313,582)	(5,823,891)	(6,476,492)
Depreciation and amortization — foreign	(771,535)	(894,829)	(418,955)

Total deferred tax liabilities	(10,053,004)	(10,216,345)	(6,895,447)

Net deferred tax assets (liabilities)	$(2,159,680)	$(7,020,994)	$—

              At December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $63,598,000 and $78,423,000, respectively. The Company's federal net operating loss carryforward will expire beginning in 2026. The Company is in the process of carrying back approximately $14,572,000 of net operating losses to prior periods and expects to receive an income tax refund of approximately $4,435,000. The Company also has a foreign net operating loss carryforward of approximately $2,638,000 at December 31, 2006, which will expire beginning in 2008.

              During 2005, the Company experienced a change in control when Boone Pickens acquired all shares of common stock held by Terasen and other minority stockholders. Consequently, in accordance with Internal Revenue Code Section 382, the annual utilization of net operating loss carryforwards and credits existing prior to the change in control of the Company may be limited.

              In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2004 and 2005, management deemed it more likely than not that the assets would be utilized and did not record a valuation allowance during these years. In 2006, the Company provided a valuation allowance of $21,238,388 to reduce the net deferred tax assets due to uncertainty surrounding the realizability of these assets. The net change in the valuation allowance for the years ended December 31, 2004, 2005 and 2006 was $0, $0, and $(21,238,388), respectively.

(7)    Commitments and Contingencies

Environmental Matters

              The Company is subject to federal, state, local, and foreign environmental laws and regulations. The Company does not anticipate any expenditures to comply with such laws and regulations which would have a material impact on the Company's consolidated financial position, results of operations, or liquidity. The Company believes that its operations comply, in all material respects, with applicable federal, state, local and foreign environmental laws and regulations.

Litigation, Claims and Contingencies

              The Company is party to various legal actions that arise in the ordinary course of its business. During the course of its operations, the Company is also subject to audit by tax authorities for varying periods in various federal, state, local and foreign tax jurisdictions. Disputes may arise during the course of such audits as to facts and matters of law. It is impossible at this time to determine the ultimate liabilities that the Company may incur resulting from any lawsuits, claims and proceedings, audits, commitments, contingencies and related matters or the timing of these liabilities, if any. If these matters were to be ultimately resolved unfavorably, an outcome not currently anticipated, it is possible that such outcome could have a material adverse effect upon the Company's consolidated financial position or results of operations. However, the Company believes that the ultimate resolution of such actions will not have a material adverse affect on the Company's consolidated financial position, results of operations, or liquidity.

Operating Lease Commitments

              The Company leases facilities and certain equipment under noncancelable operating leases expiring at various dates through 2016. The following schedule represents the future minimum lease obligations for all noncancelable operating leases as of December 31, 2006:

Fiscal year:
2007	$1,303,366
2008	1,261,415
2009	1,099,715
2010	1,011,451
2011	337,766
Thereafter	915,248

Total future minimum lease payments	$5,928,961

              In November 2006, the Company entered into a ground lease for 36 acres in California on which the Company plans to build an LNG liquefaction plant. The lease is for a term of 30 years, beginning on the date that the plant commences operations, and requires annual base rent payments of $230,000 per year, plus $130,000 per year for each 30,000,000 gallons of production capacity, subject to future adjustment based on consumer price index changes. The Company must also pay a royalty to the landlord for each gallon of LNG produced at the facility as well as for certain other services that the landlord will provide. The Company's obligations under the ground lease are contingent on the Company obtaining the necessary permits and approvals required in the lease related to the construction and operation of the LNG liquefaction plant. The Company is in the process of applying for the necessary permits and approvals. Subsequent to year-end, the Company made $25.1 million of commitments to purchase long-load-time equipment for the plant.

              Rent expense totaled $936,358, $1,060,496 and $1,183,061 for the years ended December 31, 2004, 2005 and 2006, respectively.

Take or Pay LNG Supply Contracts

              The Company has entered into two LNG supply contracts at market prices that contain minimum take or pay provisions covering 20,500,000 gallons per year over the term of the contracts. Both contracts contain fixed amounts the Company must pay for any shortfall below its minimum volume requirements, and one of the contracts contains a variable amount that is based on the price of natural gas at the beginning and end of the month where a shortfall occurs. One contract expires in June 2007 and the other expires in June 2008. For the years ended December 31, 2004, 2005 and 2006, the Company purchased approximately $7,746,000, $12,215,000 and $12,790,928, respectively, under the contracts. At December 31, 2006, the fixed commitments under these contracts totaled approximately $2,280,000 and $951,000 in 2007 and 2008, respectively.

(8)    Long-Term Debt

              Long-term debt at December 31, 2005 consisted of the following:

2005
Boone Pickens convertible promissory note	$3,200,000
Pickens Grandchildren's Trust convertible promissory note	800,000
TXU Gas Company note	—
Perseus 2000, LLC secured promissory note	500,000
LNG Trailer note	239,394
Equipment notes	26,417

Total debt	4,765,811

Less current portion	(4,765,811)

Total long-term debt	$—

              The Company did not have any debt instruments outstanding at December 31, 2006.

Boone Pickens Convertible Promissory Note

              On June 12, 2001, the Company signed a secured convertible promissory note payable to Boone Pickens (the Note) in the original principal amount of $3,200,000. Interest accrued at 8% per annum and was payable quarterly in arrears on the first business day of each calendar quarter. The principal balance was due in one installment on June 12, 2006 unless (i) the Note was converted into common stock of the Company or (ii) the maturity of the Note was otherwise accelerated or prepaid together with all accrued and unpaid interest. Boone Pickens had the right to convert the principal and any accrued interest under the Note into shares of common stock of the Company upon (i) the third anniversary of the Note (June 12, 2004), (ii) the closing of an initial public offering of the Company, (iii) a sale of the Company, (iv) the election by the Company to exercise its prepayment option, or (v) with the consent of the Company, in satisfaction of a capital contribution request by the Company. The principal amount and any accrued interest was convertible into the number of shares determined by dividing the convertible amount by the conversion price then in effect. The initial conversion price was $3.41 per share. On April 28, 2006, this note was converted into 944,255 shares of the Company's common stock.

Pickens Grandchildren's Trust Convertible Promissory Note

              On June 12, 2001, the Company signed a secured convertible promissory note payable to the Pickens Grandchildren's Trust (the Trust Note) in the original principal amount of $800,000. Interest accrued at 8% per annum and was payable quarterly in arrears on the first business day of each calendar quarter. The principal balance was due in one installment on June 12, 2006 unless (i) the Trust Note was converted into common stock of the Company or (ii) the maturity of the Trust Note was otherwise accelerated or prepaid together with all accrued and unpaid interest. The trustholder had the right to convert the principal and any accrued interest under the Trust Note into shares of common stock of the Company upon (i) the third anniversary of the Trust Note (June 12, 2004), (ii) the closing of an initial public offering of the Company, (iii) a sale of the Company, (iv) the election by the Company to exercise its prepayment option, or (v) with the consent of the Company, in satisfaction of a capital contribution request by the Company. The principal amount and any accrued interest was convertible into the number of shares determined by dividing the convertible amount by the conversion price then in effect. The initial conversion price was $3.41 per share. On April 21, 2006, this note was converted into 235,698 shares of the Company's common stock. The converted shares were simultaneously sold to Boone Pickens.

TXU Gas Company Note

              In connection with the acquisition of certain assets from the TXU Gas Company, Blue Energy entered into an unsecured promissory note for $1,770,152. This note was assumed by the Company in the acquisition of Blue Energy (see note 2). This note was retired during 2005.

Perseus 2000, LLC (Perseus) Secured Promissory Note

              On July 3, 2002, Blue Energy entered into a senior secured demand promissory note with Perseus for $500,000. This note was assumed by the Company in the acquisition of Blue Energy (see note 2). The note bore interest at 12.5% and was secured by essentially all the assets of Blue Energy, other than the six LNG tanker trailers secured by the LNG Trailer Note. During 2004, the note was amended to extend the demand date to any time after January 1, 2006. On July 31, 2006, the Company retired this note.

LNG Trailer Note

              On May 7, 2001, Blue Energy entered into a five-year note to a bank for $581,340. The note bore interest at 8.25% and was secured by six of Blue Energy's LNG tanker trailers. This note was assumed by the Company in the acquisition of Blue Energy (see note 2). The note required monthly principal and interest payments of $9,133 through its maturity date of May 15, 2006, at which time a balloon payment of $210,571 was due. The Company retired this note on May 15, 2006.

Equipment Notes

              Prior to the formation of the Company, Pickens Fuel Corp. entered into three notes with a bank in order to finance the construction of three fueling stations. One of the three notes was retired in 2004, and another note was retired in 2005. The interest rate on the remaining note was 5.25% and it matured in March 2006. The Company retired the final note in March 2006.

Revolving Promissory Note

              On August 2, 2006, the Company entered into a $10 million, unsecured, revolving promissory note with Boone Pickens (the "Revolver"). Interest accrued on the Revolver at a rate equal to Prime plus 1%. On August 31, 2006, the Company amended the Revolver to increase the maximum amount to $50 million, which allows the Company to borrow and repay up to $50 million in principal at any time prior to the maturity of the Revolver on August 31, 2007. On November 15, 2006, the Company amended the Revolver to increase the maximum amount to $100 million. The Revolver was paid in full and cancelled on December 28, 2006. See note 10.

              Certain of the debt agreements above contain certain covenants and restrictions relating to the total indebtedness and aggregate capitalization of the Company. With the conversion of the Note and the Trust Note, the Company is no longer subject to these covenants.

(9)    Geographic Information

              The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependence and overlap exists among the Company's geographic areas. Accordingly, revenue, operating loss, and identifiable assets shown for each geographic area may not be the amounts which would have been reported if the geographic areas were independent of one another. Revenue by geographic area is based on where fuel is dispensed.

	2004	2005	2006
Revenue:
United States	$55,645,148	$75,281,862	$88,997,250
Canada	1,996,457	2,673,221	2,550,066

Total revenue	$57,641,605	$77,955,083	$91,547,316

Operating income (loss):
United States	$4,892,640	$28,633,674	$(88,567,269)
Canada	(374,279)	328,107	446,555

Total operating income (loss)	$4,518,361	$28,961,781	$(88,120,714)

Identifiable assets:
United States		$122,017,232	$130,797,322
Canada		6,596,418	6,135,314

Total assets		$128,613,650	$136,932,636

              The total amount of goodwill and intangible assets at December 31, 2006 resides in the United States.

(10)    Related Party Transactions

              In 2004, 2005 and 2006, under an advisory agreement, the Company paid $10,000 a month for energy market advice to BP Capital L.P. (BP Capital), which is owned by Boone Pickens, the majority stockholder and a director of the Company. During 2004, 2005 and 2006, under the agreement, the Company also paid BP Capital approximately $289,000, $11,622,000 and $2,253,000, respectively, in commissions related to gains on its hedging activities. In addition, the Company reimbursed Terasen, a former stockholder, approximately $99,000 and $39,000 in 2004 and 2005, respectively, for certain operational, financial, and executive services. At December 31, 2005, the Company accrued a liability of approximately $2,276,000 to BP Capital, primarily related to commissions accrued on unrealized hedge gains, and had a payable to Terasen of $3,432. At December 31, 2006, BP Capital owed the Company $86,780.

              On August 2, 2006, the Company entered into certain futures contracts related to January 2008 through December 2011 (Positions). During the period August 3, 2006 through December 28, 2006, the Positions decreased in value by $78.7 million. On December 28, 2006, the Company entered into a transaction with Boone Pickens, its majority stockholder, whereby Mr. Pickens assumed the obligations related to the Positions in exchange for a five-year warrant to purchase 15 million shares of the Company's common stock at $10 per share. The derivative obligation of $78.7 million was removed from the Company's balance sheet, and the common stock warrants were recorded as an increase of stockholders' equity. The fair market value of the warrants issued to Boone Pickens was approximately $75.5 million. The difference between the net liabilities assumed and the fair market value of the warrants is recorded as an additional equity contribution.

              As the Positions decreased in value, the Company was required to make certain additional margin deposits to cover the losses. Mr. Pickens agreed to loan the Company up to $100 million to make such deposits under the Revolver. See note 8. At December 28, 2006, Mr. Pickens had advanced the Company $69.7 million under the Revolver to make additional margin deposits which he remitted directly to the broker. As part of the transaction, Mr. Pickens received back the deposits he had funded with advances under the Revolver as payment of the outstanding Revolver balance. The Company paid Mr. Pickens $1.2 million of interest expense on advances made under the Revolver during the period. The Revolver was cancelled on December 28, 2006 after the transaction was completed.

(11)    401(k) Plan

              The Company has established a savings plan (Savings Plan) which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Savings Plan through salary deferrals of up to 20% of their base pay, subject to limitations. The Company may make discretionary contributions to the Savings Plan that are subject to limitations. For the years ended December 31, 2004, 2005 and 2006, the Company contributed approximately $40,000, $139,000 and $217,000 of matching contributions to the Savings Plan, respectively.

(12)    Supplier Concentrations

              During 2004, 2005 and 2006, the Company acquired approximately half of its natural gas related to its LNG sales from Williams Gas Processing Company pursuant to a floating rate purchase contract that includes minimum purchase commitments. Any inability to obtain natural gas in the amounts needed on a timely basis or at commercially reasonable prices could result in interruption of gas deliveries or increases in gas costs, which could have a material adverse effect on the Company's business, financial condition, and results of operations until alternative sources could be developed at a reasonable cost.

(13)    Capitalized Lease Obligation and Receivables

              The Company leases a piece of equipment under a capital lease with an interest rate of 10.0%. The lease is payable in monthly installments of $6,929 through February 2011. At December 31, 2006, future payments under this capital lease are as follows:

2007	$83,151
2008	83,151
2009	83,151
2010	83,151
2011	13,858

Total minimum lease payments	346,462
Less amount representing interest	(64,066)

Present value of future minimum lease payments	282,396
Less current portion	(57,499)

Capital lease obligation, less current portion	$224,897

              The value of the equipment under capital lease as of December 31, 2006 is $596,360, with related accumulated depreciation of $379,325.

              The Company also leases certain fueling station equipment, including the asset leased above under capital lease, to certain customers under sales-type leases at a 10% interest rate. The leases are payable in varying monthly installments through 2012.

              At December 31, 2006, future receipts under these leases are as follows:

2007	$649,000
2008	649,000
2009	399,000
2010	249,000
2011	99,000
Thereafter	16,500

Total	2,061,500
Less amount representing interest	(430,983)

$1,630,517

              In 2002, the Company entered into sales-type leases to construct and deliver two fueling stations. Construction of those stations was completed and they were delivered to the customers in 2003 and 2004. The Company estimated and recorded losses of $4.2 million in 2003 under those contracts. Progress payments were made by the customer throughout construction.

(14)    Derivative Transactions

              The Company, from time to time, enters into natural gas futures contracts in an effort to fix its cost of natural gas for certain volumes over certain periods of time. These futures contracts are over-the-counter swap transactions that convert its index-priced gas supply arrangements to fixed-price arrangements. The Company historically has purchased all of its contracts from Sempra Energy Trading Corp., which contracts have been based on the price of the Henry Hub natural gas futures contract on the New York Mercantile Exchange. The Company, from time to time, entered into contracts covering the entire amount of its anticipated volumes in future periods, and from time to time purchased contracts for these volumes as far into the future as it deemed appropriate. The Company, from time to time, sold these contracts and realized a gain or loss on the contracts if it believed natural gas prices would decline in the future. The Company also from time to time repurchased contracts for positions previously sold if it believed natural gas prices would increase in the future. The Company typically did not enter into futures contracts to account for the basis difference between the Henry Hub delivery point and the local delivery point where it would purchase the gas for its customers.

              The Company marks to market its open futures positions, which historically have not qualified for hedge accounting under SFAS No. 133, at the end of each period and records the net unrealized gain or loss during the period in derivative (gains) losses in the accompanying consolidated statements of operations. At December 31, 2004, 2005 and 2006, the Company's net unrealized (gain) loss amount totaled $(9,414,673), $1,233,110 and $8,956,599, respectively. In addition, during 2006, the Company recorded a $78,712,599 loss on certain futures contracts it transferred to its majority stockholder. See note 10.

              During 2004, 2005 and 2006, the Company recognized net gains of $1,157,676, $9,528,854 and $8,674,251, respectively, related to contracts with expiration dates during the period. In 2003 and 2005, the Company also recognized net gains of $9,009,266 and $35,772,000, respectively, related to contracts with expiration dates beyond the current period. In 2006, the Company realized a net loss of $78,712,599 related to contracts with expiration dates beyond the current period. See note 10. The realized gains and losses have all been recorded in derivative (gains) losses in the Company's consolidated statements of operations.

              The Company is required to make certain deposits on its futures contracts. At December 31, 2005, the Company had made deposits totaling $196,600, all of which related to futures contracts that were current as of December 31, 2005. At December 31, 2006, the Company did not have any outstanding futures contracts or associated deposits. See note 10.

              The Company historically has relied on the advice of BP Capital when conducting its futures activities. BP Capital is an entity whose principal is Boone Pickens, the Company's majority stockholder and one of its directors. At the advice of BP Capital, the Company historically has liquidated and subsequently re-established its futures positions based on market conditions.

(15)    Futures Contracts and Fixed Price and Price Cap Sales Contracts

              The Company enters into contracts with various customers, primarily municipalities, to sell LNG or CNG at fixed prices or at prices subject to a price cap. The contracts generally range from two to five years. The most significant cost component of LNG and CNG is the price of natural gas.

              As part of determining the fixed price or price cap in the contracts, the Company works with its customers to determine their future usage over the contract term. However, the Company's customers do not agree to purchase a minimum amount of volume or guarantee their volume of purchases. There is not an explicit volume in the contract as the Company agrees to sell its customers volumes on an "as needed" basis, also known as a "requirements contract". The volume required under these contracts varies each month, and is not subject to any minimum commitments. For U.S. generally accepted accounting purposes, there is not a "notional amount", which is one of the required conditions for a transaction to be a derivative pursuant to the guidance in SFAS No. 133.

              The Company's sales agreements that fix the price or cap the price of LNG or CNG that it sells to its customers are, for accounting purposes, firm commitments, and U.S. generally accepted accounting principles do not require or allow the Company to record a loss until the delivery of the gas and corresponding sale of the product occurs. When the Company enters into these fixed price or price cap contracts with its customers, the price is set based on the prevailing index price of natural gas at that time. However, the index price of natural gas constantly changes, and a difference between the fixed price of the natural gas included in the customer's contract and the corresponding index price of gas typically develops after the Company enters into the contract. During the years ended December 31, 2004 and 2005, the price of natural gas generally increased. During 2006, the price of natural gas generally decreased. During these time periods, the Company entered into several contracts to sell LNG or CNG to customers at a fixed price or an index-based price that is subject to a fixed price cap. The Company has also generally entered into natural gas futures contracts to offset economically the adverse impact of rising natural gas prices. From an accounting perspective, during periods of rising natural gas prices, the Company's futures contracts have generally been marked-to-market through the recognition of a derivative asset and a corresponding derivative gain in its statements of operations. However, because the Company's contracts to sell LNG or CNG to its customers at fixed prices or an index-based price that is subject to a fixed price cap are not derivatives for purposes of U.S. generally accepted accounting principles, a liability or a corresponding loss has not been recognized in the Company's statements of operations during this historical period of rising natural gas prices for the future commitments under these contracts. As a result, the Company's statements of operations do not reflect its firm commitments to deliver LNG or CNG at prices that are below, and in some cases, substantially below, the prevailing market price of natural gas (and therefore LNG or CNG).

              The following table summarizes important information regarding the Company's fixed price and price cap supply contracts under which it is required to sell fuel to its customers as of December 31, 2006:

	Estimated volumes(a)	Average price(b)	Contracts duration
CNG fixed price contracts	4,546,129	$1.01	through 12/13
LNG fixed price contracts	25,707,632	$.32	through 12/08
CNG price cap contracts	7,552,491	$.86	through 12/09
LNG price cap contracts	12,273,837	$.61	through 12/08

(a)
Estimated volumes are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts and represent the volumes the Company anticipates delivering over the remaining duration of the contracts.

(b)
Average prices are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts. The average prices represent the natural gas commodity component embedded in the customer's contract.

              At December 31, 2006, based on natural gas futures prices as of that date, the Company estimates it will incur between $7,383,491 and $9,024,267 to cover the increased price of natural gas above the inherent price of natural gas embedded in its customer's fixed price and price cap contracts over the duration of the contracts. The Company's volumes under these contracts, in gasoline gallon equivalents, expire as follows:

2007	21,346,781
2008	13,132,383
2009	1,790,408
2010	230,000
2011	230,000
2012	230,000
2013	230,000

              The price of natural gas has generally increased since the Company entered into these agreements to fix the price or cap the price of LNG or CNG that it sells to these customers. However, this difference has not been reflected in the Company's financial statements as these are executory contracts and are not derivatives under U.S. generally accepted accounting principles.

(16)    Earnings Per Share

              Basic earnings per share is based upon the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the impact of assumed exercise of dilutive stock options, warrants and convertible promissory notes. The information required to compute basic and diluted earnings per share is as follows:

	2004	2005	2006
Basic:
Weighted average number of common shares outstanding	18,949,636	22,602,033	31,676,399

Diluted:
Net income (loss)	2,129,241	17,257,587	(75,358,646)
Interest expense related to convertible promissory notes, net of tax	0	32,533	62,933

Adjusted net income (loss)	2,129,241	17,290,120	(75,295,713)

Weighted average number of common shares outstanding	18,949,636	22,602,033	31,676,399
Shares issued upon assumed exercise of stock options	0	108,517	0
Shares issued upon assumed exercise of warrants	0	281,710	0
Shares issued upon assumed conversion of convertible promissory notes	0	199,414	0

Shares used in computing diluted earnings per share	18,949,636	23,191,674	31,676,399

              Certain securities were excluded from the diluted earnings per share calculation in 2004 as the exercise price of the respective instruments were equal to or greater than the average market value of the Company's common stock during the period presented. Consequently, these instruments did not contribute any incremental outstanding shares to the calculation. Certain securities were excluded from the diluted earnings per share calculation in 2006 as the inclusion of the securities would be anti-dilutive to the calculation. The amounts outstanding as of December 31, 2004 and 2006 for these instruments are as follows:

	2004	2006
Options	1,422,475	2,402,250
Warrants	0	15,000,000
Convertible Notes, with related interest expense per year of $192,000, net of tax	1,173,021	0

(17)    Fair Value of Financial Instruments

              The carrying amount and fair values of financial instruments are as follows:

	December 31
	2005		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
Derivative assets	8,956,599	8,956,599	—	—
Capital lease receivables	2,287,834	2,159,547	2,061,500	2,022,251
Notes receivable	—	—	3,250,946	3,250,946
Long-term debt	4,765,811	5,516,544	—	—
Capital lease obligations	334,445	334,445	282,396	282,396

              As of December 31, 2005 and 2006, the carrying amounts of the Company's other current assets and current liabilities not included in the table above approximate fair value due to the short-term maturities of those instruments. The Company's derivative assets are carried on its balance sheet at fair value, net of related commissions, in accordance with SFAS No. 133, and are based on quoted futures prices on the NYMEX discounted back to the current period at the interest rate the Company's counterparty charges to settle future transactions in the current period. The fair values of capital lease receivables, notes receivable, long-term debt and capital lease obligations were determined by discounting the respective instrument's future cash flows by an interest rate commensurate with existing market rates at the time and the inherent risk of the respective instrument. In 2005, the Company also valued the conversion feature in its convertible notes using the Black-Scholes pricing model.

Clean Energy Fuels Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

December 31, 2006 and March 31, 2007

	December 31, 2006	March 31, 2007
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$937,445	$11,576,014
Accounts receivable, net of allowance for doubtful accounts of $352,052 and $445,746 as of December 31, 2006 and March 31, 2007, respectively	10,997,328	11,757,997
Other receivables	37,818,905	15,250,823
Inventory, net	2,558,689	2,642,876
Prepaid expenses and other current assets	4,862,335	7,703,593

Total current assets	57,174,702	48,931,303
Land, property and equipment, net	54,888,739	61,861,223
Capital lease receivables	1,412,500	1,312,750
Notes receivable and other long term assets	2,499,106	6,721,239
Goodwill and other intangible assets	20,957,589	20,948,716

	$136,932,636	$139,775,231

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long term debt and capital lease obligations	$57,499	$58,948
Accounts payable	6,697,363	9,044,716
Accrued liabilities	5,023,051	6,068,887
Deferred revenue	585,505	744,728

Total current liabilities	12,363,418	15,917,279
Long term debt and capital lease obligations, less current portion	224,897	209,605
Other long term liabilities	1,428,464	1,624,496

Total liabilities	14,016,779	17,751,380

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.0001 par value. Authorized 1,000,000 shares; issued and outstanding no shares	—	—
Common stock, $0.0001 par value. Authorized 99,000,000 shares; issued and outstanding 34,192,161 shares and 34,193,411 shares at December 31, 2006 and March 31 2007, respectively	3,419	3,420
Additional paid-in capital	179,536,766	179,562,965
Retained earnings (accumulated deficit)	(58,050,126)	(58,920,305)
Accumulated other comprehensive income	1,425,798	1,377,771

Total stockholders' equity	122,915,857	122,023,851

	$136,932,636	$139,775,231

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

For the Three-Month Periods Ended

March 31, 2006 and 2007

(Unaudited)

	Three Months Ended March 31,
	2006	2007
Revenue	$21,033,865	$28,167,044
Operating expenses:
Cost of sales	19,142,726	21,321,159
Derivative (gains) losses	282,348	—
Selling, general and administrative	4,882,141	6,299,878
Depreciation and amortization	1,199,720	1,576,057

Total operating expenses	25,506,935	29,197,094

Operating loss	(4,473,070)	(1,030,050)
Interest (income), net	(165,306)	(292,212)
Other expense, net	24,972	123,372

Loss before income taxes	(4,332,736)	(861,210)
Income tax expense (benefit)	(1,286,823)	8,969

Net loss	(3,045,913)	(870,179)

Loss per share
Basic	$(0.12)	$(0.03)
Diluted	$(0.12)	$(0.03)
Weighted average common shares outstanding
Basic	26,214,505	34,192,786
Diluted	26,214,505	34,192,786

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the Three-Month Periods Ended March 31, 2006 and 2007

(Unaudited)

	Three months ended March 31,
	2006	2007
Cash flows from operating activities:
Net loss	$(3,045,913)	$(870,179)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,199,720	1,576,057
Provision for doubtful accounts	51,576	641,486
Unrealized (gain) loss on futures contracts	8,956,599	—
Loss on disposal of assets	—	122,868
Deferred income taxes	(1,286,823)	—
Stock option expense	—	22,500
Changes in operating assets and liabilities:
Accounts and other receivables	1,538,741	16,952,564
Inventory	71,469	(84,187)
Capital lease receivables	99,750	99,750
Prepaid expenses and other assets	(701,656)	(2,841,258)
Accounts payable	(3,977,688)	565,036
Income taxes payable	(6,300,000)	(8,769)
Accrued expenses and other	(413,180)	1,378,591

Net cash provided by (used in) operating activities	(3,807,405)	17,554,459

Cash flows from investing activities:
Purchases of property and equipment	(1,811,990)	(6,905,747)

Net cash used in investing activities	(1,811,990)	(6,905,747)

Cash flows from financing activities:
Repayment of notes payable and capital lease obligations	(61,616)	(13,843)
Proceeds from issuance of common stock	3,951,789	3,700

Net cash provided by (used in) financing activities	3,890,173	(10,143)

Net increase (decrease) in cash	(1,729,222)	10,638,569
Cash, beginning of year	28,763,445	937,445

Cash, end of period	$27,034,223	$11,576,014

Supplemental disclosure of cash flow information:
Income taxes paid	$6,070,000	$200
Interest paid	113,241	34,823

See accompanying notes to consolidated financial statements.

Clean Energy Fuels Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note A — Summary of Significant Accounting Policies

              Nature of Business:    Clean Energy Fuels Corp. (the "Company") is engaged in the business of providing natural gas fueling solutions to its customers in the United States and Canada. The Company has a broad customer base in a variety of markets including public transit, refuse, airports and regional trucking. Clean Energy operates over 170 fueling locations principally in California, Texas, Colorado, Maryland, New York, New Mexico, Washington, Massachusetts, Georgia, Wyoming and Arizona within the United States, and in British Columbia and Ontario within Canada.

              Basis of Presentation:    The accompanying interim unaudited condensed consolidated financial statements include the accounts of Clean Energy Fuels Corp. and its subsidiaries, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position, results of operations and cash flows for the three months ended March 31, 2006 and 2007. All intercompany accounts and transactions have been eliminated in consolidation. The three months ended March 31, 2006 and 2007 are not necessarily indicative of the results to be expected for the year ended December 31, 2007 or for any other interim period or for any future year.

Note B — Derivative Financial Instruments

              The Company, in an effort to manage its natural gas commodity price risk exposures, utilizes derivative financial instruments. The Company often enters into natural gas futures contracts that are over-the-counter swap transactions that convert its index-based gas supply arrangements to fixed-price arrangements. The Company accounts for its derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and the measurement of those instruments at fair value. The Company's derivative instruments did not qualify for hedge accounting under SFAS No. 133 for the year ended December 31, 2006, and as such, changes in the fair value of the derivatives were recorded directly to the consolidated statements of operations during the year. The Company did not have any futures contracts outstanding during the three-month period ended March 31, 2007.

              The Company marks to market its open futures position at the end of each period and records the net unrealized gain or loss during the period in derivative (gains) losses in the accompanying condensed consolidated statements of operations. For the three month periods ended March 31, 2006 and 2007, the Company's unrealized net loss amount totaled $8,956,599 and $0, respectively.

              The Company is required to make certain deposits on its futures contracts. However, at December 31, 2006 and March 31, 2007, the Company did not have any deposits outstanding as it did not have any futures contracts outstanding at the end of these periods.

              During the three months ended March 31, 2006 and 2007, the Company recognized realized gains of $8,674,251 and $0, respectively, related to the sales of futures contracts.

Note C — Fixed Price and Price Cap Sales Contracts

              The Company enters into contracts with various customers, primarily municipalities, to sell LNG or CNG at fixed prices or at prices subject to a price cap. The contracts generally range from two to five years. The most significant cost component of LNG and CNG is the price of natural gas.

              As part of determining the fixed price or price cap in the contracts, the Company works with its customers to determine their future usage over the contract term. However, the Company's customers do not agree to purchase a minimum amount of volume or guarantee their volume of purchases. There is not an explicit volume in the contract as the Company agrees to sell its customers volumes on an "as needed" basis, also known as a "requirements contract". The volume required under these contracts varies each month, and is not subject to any minimum commitments. For U.S. generally accepted accounting purposes, there is not a "notional amount", which is one of the required conditions for a transaction to be a derivative pursuant to the guidance in SFAS No. 133.

              The Company's sales agreements that fix the price or cap the price of LNG or CNG that it sells to its customers are, for accounting purposes, firm commitments, and U.S. generally accepted accounting principles do not require or allow the Company to record a loss until the delivery of the gas and corresponding sale of the product occurs. When the Company enters into these fixed price or price cap contracts with its customers, the price is set based on the prevailing index price of natural gas at that time. However, the index price of natural gas constantly changes, and a difference between the fixed price of the natural gas included in the customer's contract price and the corresponding index price of gas typically develops after the Company enters into the sales contract. During the years ended December 31, 2004 and 2005, the price of natural gas generally increased. During 2006 and during the first three months of 2007, the price of natural gas generally decreased. During these time periods, the Company entered into several contracts to sell LNG or CNG to customers at a fixed price or an index-based price that is subject to a fixed price cap. The Company has also generally entered into natural gas futures contracts to offset economically the adverse impact of rising natural gas prices. From an accounting perspective, during periods of rising natural gas prices, the Company's futures contracts have generally been marked-to-market through the recognition of a derivative asset and a corresponding derivative gain in its statements of operations. However, because the Company's contracts to sell LNG or CNG to its customers at fixed prices or an index-based price that is subject to a fixed price cap are not derivatives for purposes of U.S. generally accepted accounting principles, a liability or a corresponding loss has not been recognized in the Company's statements of operations during this historical period of rising natural gas prices for the future commitments under these contracts. As a result, the Company's statements of operations do not reflect its firm commitments to deliver LNG or CNG at prices that are below, and in some cases, substantially below, the prevailing market price of natural gas (and therefore LNG or CNG).

              The following table summarizes important information regarding the Company's fixed price and price cap supply contracts under which it is required to sell fuel to its customers as of March 31, 2007:

	Estimated volumes(a)	Average price(b)	Contracts duration
CNG fixed price contracts	3,521,671	$1.03	through 12/13
LNG fixed price contracts	26,009,595	$.37	through 7/09
CNG price cap contracts	6,636,720	$.86	through 12/09
LNG price cap contracts	12,613,276	$.57	through 12/08

(a)
Estimated volumes are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts and represent the volumes the Company anticipates delivering over the remaining duration of the contracts.

(b)
Average prices are in gasoline gallon equivalents for CNG contracts and are in LNG gallons for LNG contracts. The average prices represent the natural gas commodity component embedded in the customer's contract.

              At March 31, 2007, based on natural gas futures prices as of that date, the Company estimates it will incur between $9.9 million and $12.1 million to cover the increased price of natural gas above the inherent price of natural gas embedded in its customer's fixed price and price cap contracts over the duration of the contracts. The Company's volumes under these contracts, in gasoline gallon equivalents, expire as follows:

April 1, 2007 through December 31, 2007	24,222,152
2008	20,787,001
2009	2,852,109
2010	230,000
2011	230,000
2012	230,000
2013	230,000

Note D — Other Receivables

              Other receivables at December 31, 2006 and March 31, 2007 consisted of the following:

	December 31, 2006	March 31, 2007
Loans to customers to finance vehicle purchases	$816,837	$1,030,541
Advances to vehicle manufacturers	2,465,776	2,620,704
Fuel credit refunds	3,810,109	3,810,109
Futures contracts deposit receivable	22,900,000	—
Income tax receivable	5,600,071	5,591,352
Other	2,226,112	2,198,117

	$37,818,905	$15,250,823

Note E — Land, Property and Equipment

              Land, property and equipment, at cost, at December 31, 2006 and March 31, 2007 are summarized as follows:

	December 31, 2006	March 31, 2007
Land	$472,616	$472,616
LNG plant	12,898,178	12,898,178
Station equipment	36,913,552	38,839,290
LNG trailers	8,253,415	8,820,583
Other equipment	6,144,553	6,570,683
Construction in progress	7,304,612	12,903,134

	71,986,926	80,504,484
Less accumulated depreciation	(17,098,187)	(18,643,261)

	$54,888,739	$61,861,223

Note F — Accrued Liabilities

              Accrued liabilities at December 31, 2006 and March 31, 2007 consisted of the following:

	December 31, 2006	March 31, 2007
Salaries and wages	$1,286,196	$852,957
Accrued gas charges	1,566,847	2,810,049
Other	2,170,008	2,405,881

	$5,023,051	$6,068,887

Note G — Earnings Per Share

              Basic earnings per share is based upon the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the impact of assumed exercise of dilutive stock options, warrants and convertible promissory notes. The information required to compute basic and diluted earnings per share is as follows:

	Three Months Ended
	March 31, 2006	March 31, 2007
Basic:
Weighted average number of common shares outstanding	26,214,505	34,192,786

              Certain securities were excluded from the diluted earnings per share calculation at March 31 2006 and 2007, respectively, as the inclusion of the securities would be anti-dilutive to the calculation. The amounts outstanding as of March 31, 2006 and 2007 for these instruments are as follows:

	March 31,
	2006	2007
Options	2,392,750	2,401,000
Warrants	6,081,081	15,000,000
Convertible Notes, with related interest expense per year of $192,000, net of tax	1,173,021	0

Note H — Commitments

              As of April 27, 2007, the Company had entered into purchase commitments totalling $27,735,000 related to constructing an LNG liquifaction plant, of which $5,048,000 had been paid as of this date.

Note I — Comprehensive Income

              The following table presents the Company's comprehensive income for the three-month periods ended March 31, 2006 and 2007:

	Three Months Ended March 31,
	2006	2007
Net loss	$(3,045,913)	(870,179)
Foreign currency translation adjustments	6,083	(48,027)

Comprehensive loss	$(3,039,830)	(918,206)

Note J — Use of Estimates

              The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note K — Income Taxes

              In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This interpretation specifies that benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position meeting the more-likely-than-not recognition threshold should be measured at the largest amount of benefit for which the likelihood of realization upon ultimate settlement exceeds 50 percent.

              The Company adopted the provisions of FIN No. 48 on January 1, 2007. On December 31, 2006 and March 31, 2007, the Company's liabilities for uncertain tax positions are not significant.

              The Company's policy is to recognize interest and penalties related to liabilities for uncertain tax benefits in the provisions for income and other taxes on the consolidated condensed statements of income. The net interest and penalties incurred were immaterial for the three months ended March 31, 2006 and 2007.

              The Company is subject to audit by tax authorities for varying periods in various tax jurisdictions. Taxable years from 2001 are subject to audit for U.S. federal and state corporate income tax purposes. The Company is not currently under audit by a taxing authority. Disputes may arise during the course of such audits as to facts and matters of law.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Allowance for Doubtful Accounts and Notes Receivables	Reserve for Excess and Obsolete Inventory
Balance at December 31, 2003	$282,740	$163,606
Charges to operations	165,079	58,030
Deductions	(49,595)	(21,742)

Balance at December 31, 2004	398,224	199,894
Charges to operations	385,721	75,000
Deductions	(337,133)	(56,543)

Balance at December 31, 2005	446,812	218,351
Charges to operations	772,007	50,000
Deductions	(325,248)	(143,775)

Balance at December 31, 2006	$893,571	$124,576

S-1

GLOSSARY OF KEY TERMS

Industry Terms

              Gasoline gallon equivalent:    In this prospectus, natural gas is compared to gasoline on a "gasoline gallon equivalent" basis. Industry analysts typically use the gallon equivalent method in an effort to provide a normalized or "apples to apples" comparison of the relative cost of CNG compared to gasoline. Using this method, CNG, which is otherwise typically measured in MCFs, is presented based on the amount of that fuel required to generate the same amount of energy, 125,000 British Thermal Units (BTUs), as a gallon of gasoline. There are 8.1 MCFs of natural gas in a gasoline gallon equivalent. Similarly, there are 1.5 gallons of LNG in a gasoline gallon equivalent.

              Natural gas vehicle (NGV):    A vehicle powered by natural gas, typically compressed natural gas or liquefied natural gas. Current users of NGVs include fleet vehicle operators in a variety of markets, including public transit, refuse, airports, taxis and regional trucking.

              Compressed natural gas (CNG):    Natural gas that has been compressed under high pressures, typically 3,000 to 3,600 psi (pounds per square inch). CNG is typically dispensed in gaseous form into vehicles. The gas expands when used as a fuel. CNG is used as an alternative to gasoline or diesel fuel. CNG is generally used in light to medium-duty vehicles as an alternative to gasoline.

              Liquefied natural gas (LNG):    Natural gas that has been cooled in a process called liquefaction to -259 degrees Fahrenheit (-161 degrees Celsius) and condensed into a liquid which is colorless, odorless and non-corrosive. As a liquid, the volume of natural gas is about 1/600th its volume in gaseous form. LNG is transported via tanker trailer to fueling stations, where it is stored in above ground containers until dispensed into vehicles in liquid form. LNG is generally used in trucks and other medium to heavy-duty vehicles as an alternative to diesel.

              MCF:    A standard measurement unit for volumes of natural gas that equals 1,000 cubic feet. One MCF typically generates the heating value of approximately 1,000,000 BTUs. It requires 6 MCFs of natural gas to generate as many BTUs as a barrel of crude oil.

              Low sulfur diesel:    A diesel fuel containing a maximum allowable sulfur content of 500 ppm (parts per million). Federal fuel standards have specified a maximum allowable sulfur content of 500 ppm in diesel fuel since 1993, but the Heavy-Duty Highway Diesel Rule of the U.S. Environmental Protection Agency (EPA) is requiring a shift to ultra-low sulfur diesel with a sulfur content of 15 ppm between 2006 and 2010.

              Ultra-low sulfur diesel:    A diesel fuel containing a maximum allowable sulfur content of 15 ppm. Under the EPA's Heavy-Duty Highway Diesel Rule, refiners were required to begin producing ultra-low sulfur diesel on June 1, 2006. Ultra-low sulfur diesel is expected to enable the use of advanced emissions control equipment on heavy-duty diesel engines.

              Heavy-duty vehicle:    According to the U.S. Department of Transportation (DOT), any vehicle with a gross vehicle weight rating of over 26,000 pounds.

              Medium duty vehicle:    According to the DOT, any vehicle with a gross vehicle weight rating of 10,001 pounds to 26,000 pounds.

              Light-duty vehicle:    According to the DOT, any vehicle with a gross vehicle weight rating of 10,000 pounds or below.

Tax Incentives

              Volumetric Excise Tax Credit (VETC):    A U.S. federal tax credit to the seller of CNG or LNG of $0.50 per gasoline gallon equivalent of CNG and $0.50 per liquid gallon of LNG sold for use as a vehicle fuel. The excise tax credit went into effect on October 1, 2006 and expires on September 30, 2009. See "Business — Tax Incentives and Grant Programs" for further information.

              Vehicle credits:    Under the Energy Policy Act of 2005, U.S. federal income tax credits are available for the purchase of natural gas and certain other alternative fuel vehicles. The incentive provides for a tax credit to cover up to 50% of the incremental cost of a new or newly converted NGV with an additional 30% tax credit if the vehicle meets the most stringent U.S. federal or California emission standards (other than the zero emission standards). The amount of the credit is subject to the following maximums:

    •
    $4,000 for vehicles up to 8,500 lbs.

    •
    $8,000 for vehicles over 8,500 lbs. but not more than 14,000 lbs.

    •
    $20,000 for vehicles over 14,000 lbs. but not more than 26,000 lbs.

    •
    $32,000 for vehicles over 26,000 lbs.

              These credits went into effect January 1, 2006 and expire on December 31, 2010. See "Business — Tax Incentives and Grant Programs" for further information.

Emissions

              Carbon monoxide (CO):    A colorless, odorless gas formed when carbon in fuel is not completely burned. It is a component of motor vehicle exhaust, which according to the EPA, contributes about 60% of all CO emissions in the United States.

              Carbon dioxide (CO2):    A colorless, odorless, incombustible gas formed during engine combustion. Carbon dioxide is considered to be one of the primary greenhouse gases contributing to global warming.

              Criteria pollutants:    The six air pollutants for which the EPA has established National Ambient Air Quality Standards: ozone, carbon monoxide, suspended particulate matter, sulfur dioxide, lead, and nitrogen oxide.

              Nitrogen oxide (NOx):    The generic term for a group of highly reactive gases, all of which contain nitrogen and oxygen in varying amounts. Most are colorless and odorless; however, one common pollutant, nitrogen dioxide (NO2), along with particles in the air can often be seen as a reddish-brown layer over many urban areas. Nitrogen oxides form when fuel is burned at high temperatures, as in a combustion process. The primary manmade sources of NOx are motor vehicles, electric utilities, and other industrial, commercial and residential sources that burn fuels.

              Nonattainment area:    A geographic area that is not in compliance with the National Ambient Air Quality Standard for a criteria air pollutant under the Federal Clean Air Act. Under the Federal Clean Air Act, a state that contains a nonattainment area must develop a state implementation plan for achieving attainment. State efforts, through their state implementation plans, to achieve ozone attainment form much of the basis for increasingly stringent regulation of mobile source emissions in major U.S. urban areas.

              Ozone (O3): A form of oxygen found in both the troposphere and the stratosphere. In the troposphere (the atmospheric layer extending up to 7-10 miles from the Earth's surface) ozone is a chemical oxidant and a major component of photochemical smog. In the stratosphere (the atmospheric layer beginning 7-10 miles above the Earth's surface) ozone provides a protective layer shielding the Earth from ultraviolet radiation.

              PM:    A complex mixture of extremely small particles and liquid droplets. Particle pollution is made up of a number of components, including acids (such as nitrates and sulfates), organic chemicals, metals, and soil or dust particles.

20,000,000 Shares

Clean Energy Fuels Corp.

Common Stock

Dealer Prospectus Delivery Obligation

Until                     , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or effect transactions in our stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$33,942
NASD filing fee	39,600
Nasdaq listing fee	105,000
Transfer agent's fees and expenses	8,500
Legal fees and expenses	1,750,000
Printing fees and expenses	250,000
Accounting fees and expenses	1,600,000
Miscellaneous fees and expenses	362,958

Total:	$4,150,000

        The foregoing items (other than the SEC registration fee, NASD filing fee and Nasdaq listing fee) are estimated. All expenses will be borne by the registrant.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Article 7 of the registrant's Amended and Restated Certificate of Incorporation and Article VIII of the registrant's Amended and Restated Bylaws provide for indemnification of the registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The registrant has also entered into agreements with its directors and officers that will require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed.

Item 15. Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities sold by the registrant in the past three years which were not registered under the Securities Act.

(a)   Issuances of Common Stock and Warrants.

        1.     In June 2004, the registrant sold to Boone Pickens, a trust affiliated with Boone Pickens, Alan P. Basham, Terasen, Inc. and Perseus 2000, LLC an aggregate of 1,689,189 shares of common stock upon the exercise of warrants held by these investors at a price per share of $2.96. The registrant concluded each of the investors qualified as an accredited investor under Rule 501(a) based on representations made by the investors at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        2.     In September 2004, the registrant sold to Boone Pickens, a trust affiliated with Boone Pickens, Alan P. Basham, Terasen, Inc. and Perseus 2000, LLC an aggregate of 1,566,559 shares of common stock upon the exercise of warrants held by these investors at a price per share of $2.96. The registrant concluded each of the investors qualified as an accredited investor under Rule 501(a) based on representations made by the investors at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        3.     In May 2005, the registrant sold to Boone Pickens, a trust affiliated with Boone Pickens and Perseus ENRG Investment, L.L.C. an aggregate of 2,364,865 shares of common stock at a price per share of $2.96. These shares were issued pursuant to a capital call made by the registrant's board of directors in accordance with Equity Option Agreements entered into in April 2005 between the registrant and these investors. The registrant concluded each of the investors qualified as an accredited investor under Rule 501(a) based on representations made by the investors at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        4.     In November 2005, the registrant sold to Boone Pickens and Perseus ENRG Investment, L.L.C. an aggregate of 2,364,865 shares of common stock at a price per share of $2.96. These shares were issued pursuant to a capital call made by the registrant's board of directors in accordance with Equity Option Agreements entered into in April 2005 between the registrant and these investors. The registrant concluded each of the investors qualified as an accredited investor under Rule 501(a) based on representations made by the investors at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        5.     In February 2006, the registrant sold to Perseus ENRG Investment, L.L.C. 1,013,513 shares of common stock at a price per share of $2.96. These shares were issued pursuant to a capital call made by the registrant's board of directors in accordance with an Equity Option Agreement entered into in April 2005 between the registrant and this investor. The registrant concluded the investor qualified as an accredited investor under Rule 501(a) based on representations made by the investor at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        6.     In April 2006, the registrant sold to Boone Pickens 6,081,081 shares of common stock at a price per share of $2.96. These shares were issued pursuant to a capital call made by the registrant's board of directors in accordance with an Equity Option Agreement entered into in April 2005 between the registrant and this investor. The registrant concluded the investor qualified as an accredited investor under Rule 501(a) based on representations made by the investor at the time of sale. The shares were offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

        7.     In April 2006, the registrant sold an aggregate of 1,179,953 shares of common stock at a price per share of $3.41 to Boone Pickens and an affiliated trust upon the conversion of secured convertible promissory notes held by these investors. The shares were offered and sold without registration under the Securities Act in reliance upon the exemption provided by Section 3(a)(9) thereunder.

        8.     In December 2006, we issued and sold to Boone Pickens a warrant to purchase up to an aggregate of 15,000,000 shares at a purchase price of $10.00 per share. This warrant was issued pursuant to an obligation transfer and securities purchase agreement between the registrant and Mr. Pickens. The registrant concluded the investor qualified as an accredited investor under Rule 501(a) based on his status as a director of the registrant and representations made by the investor at the time of sale. The warrant was offered and sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

        No underwriters were involved in the foregoing sales of securities. The purchasers of shares of our stock described above represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

(b)   Stock Option Grants.

        As of March 31, 2007, the registrant had outstanding stock options under its 2002 Stock Option Plan to directors, officers, employees and consultants to purchase an aggregate of 2,376,000 shares of common stock with a weighted average exercise price of $2.96 per share, and had issued 360,750 shares of common stock for an aggregate purchase price of $998,324 upon exercise of such options. These options generally vest annually in equal increments over a period of three years, except that all options outstanding as of November 2005 vested upon the change of control which occurred when Boone Pickens purchased all of the outstanding shares of Terasen, Inc. and three other minority stockholders. The stock option grants and the common stock issuances described in this paragraph (b) of Item 15 were made pursuant to written compensatory plans or agreements in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

        As of March 31, 2007, the registrant also had 25,000 shares subject to a special stock option issued outside of the 2002 Stock Option Plan and 2006 Equity Incentive Plan to a consultant at an exercise price of $3.86 per share. The option vests in equal increments over three years and accelerates upon the closing of our initial public offering. The registrant relied on Rule 506 of Regulation D for an exemption from registration for this issuance.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits

Item 16. Exhibits

Exhibit number	Description of document
1.1*	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement dated June 13, 2001, among the registrant, the stockholders of BCG eFuels, Inc. and the stockholders of Pickens Fuel Corp.
2.2*	Membership Interest Purchase Agreement dated December 31, 2002, among the registrant and the individuals holding member interests of Blue Energy & Technologies, LLC
3.1*	Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
4.2*	Registration Rights Agreement dated December 31, 2002
4.3*	Amendment No. 1 to Registration Rights Agreement dated August 8, 2006
4.4	Form of Amendment No. 2 to Registration Rights Agreement
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*	2002 Stock Option Plan and Form of Stock Option Agreement
10.2*	2006 Equity Incentive Plan and form of agreements
10.3*	Lease and amendments for facilities in Seal Beach, California
10.4*	Form of Indemnification Agreement between the registrant and its officers and directors

10.5*	Employment Agreement dated January 1, 2006, between the registrant and Andrew J. Littlefair
10.6*	Employment Agreement dated January 1, 2006, between the registrant and Richard R. Wheeler
10.7*	Employment Agreement dated January 1, 2006, between the registrant and James N. Harger
10.8*	Employment Agreement dated January 1, 2006, between the registrant and Mitchell W. Pratt
10.9*	Letter Agreement dated April 20, 2005, between the registrant and Warren I. Mitchell
10.10*	Letter Agreement dated October 15, 2003, between the registrant and Warren I. Mitchell
10.11*	Buyer's Order and Purchase Agreement with Inland Kenworth, Inc. dated April 12, 2006
10.12*	Stock Purchase and Buy-Sell Agreement dated February 1, 2006, between the registrant and the individuals and entities named therein
10.13*	ISDA Master Agreement, dated March 23, 2006, between the registrant and Sempra Energy Trading Corp.
10.14*	ISDA Credit Support Annex dated March 23, 2006, between the registrant and Sempra Energy Trading Corp.
10.15*	Trading Authorization dated March 23, 2006
10.16*	Guarantee dated March 23, 2006, by Boone Pickens in favor of Sempra Energy Trading Corp.
10.17*	Guarantee dated March 28, 2006, by Sempra Energy in favor of the registrant
10.18†*	LNG Sales Agreement dated May 23, 2003, between the registrant and Williams Gas Processing Company
10.19†*	Amendment to LNG Sales Agreement dated March 3, 2005, between the registrant and Williams Gas Processing Company
10.20*	Investment Advisory Agreement dated July 24, 2006, between the registrant and BP Capital LP
10.21†*	Pickens Plant Purchase and Sale Agreement dated November 3, 2005
10.22*	$50 Million Revolving Promissory Note with Boone Pickens dated August 31, 2006
10.23*	Equity Option Agreement dated April 8, 2005 between the registrant and Boone Pickens
10.24*	Equity Option Agreement dated April 8, 2005 between the registrant and Perseus ENRG Investment, L.L.C.
10.25†*	Ground Lease dated November 3, 2006 between the registrant and U.S. Borax, Inc.
10.26*	Warrant to Purchase Common Stock dated December 28, 2006 issued to Boone Pickens
10.27*	Obligation Transfer and Securities Purchase Agreement dated December 28, 2006, between the registrant and Boone Pickens
10.28*	$100 Million Revolving Promissory Note with Boone Pickens dated November 15, 2006

10.29*	Letter agreement dated September 11, 2006 with Williams Gas Processing Company
10.30*	Investment Advisory Agreement dated March 9, 2007 between the registrant and BP Capital LP
21.1*	Subsidiaries
23.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.2	Consent of KPMG LLP
24.3*	Power of Attorney

*
Previously filed.

†
Confidential treatment requested.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

        The undersigned registrant hereby undertakes that:

        (1)   for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

        (2)   for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3)   for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

        (4)   for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

        (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

        (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

        (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

        (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seal Beach, State of California, on May 9, 2007.

CLEAN ENERGY FUELS CORP.
By:	/s/ ANDREW J. LITTLEFAIR Andrew J. Littlefair President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ ANDREW J. LITTLEFAIR Andrew J. Littlefair	President, Chief Executive Officer (Principal Executive Officer) and a Director	May 9, 2007
/s/ RICHARD R. WHEELER Richard R. Wheeler	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 9, 2007
/s/ WARREN I. MITCHELL* Warren I. Mitchell	Chairman of the Board and Director	May 9, 2007
/s/ DAVID R. DEMERS* David R. Demers	Director	May 9, 2007
/s/ JOHN S. HERRINGTON* John S. Herrington	Director	May 9, 2007
/s/ JAMES C. MILLER III* James C. Miller III	Director	May 9, 2007
/s/ BOONE PICKENS* Boone Pickens	Director	May 9, 2007
/s/ KENNETH M. SOCHA* Kenneth M. Socha	Director	May 9, 2007
*By:	/s/ ANDREW J. LITTLEFAIR Andrew J. Littlefair Attorney-in-fact	May 9, 2007

INDEX TO EXHIBITS

Exhibit number	Description of document
1.1*	Form of Underwriting Agreement
2.1*	Stock Purchase Agreement dated June 13, 2001, among the registrant, the stockholders of BCG eFuels, Inc. and the stockholders of Pickens Fuel Corp.
2.2*	Membership Interest Purchase Agreement, dated December 31, 2002, among the registrant and the individuals holding member interests of Blue Energy & Technologies, LLC
3.1*	Restated Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
4.2*	Registration Rights Agreement dated December 31, 2002
4.3*	Amendment No. 1 to Registration Rights Agreement dated August 8, 2006
4.4	Form of Amendment No. 2 to Registration Rights Agreement
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*	2002 Stock Option Plan and Form of Stock Option Agreement
10.2*	2006 Equity Incentive Plan and form of agreements
10.3*	Lease and amendments for facilities in Seal Beach, California
10.4*	Form of Indemnification Agreement between the registrant and its officers and directors
10.5*	Employment Agreement dated January 1, 2006, between the registrant and Andrew J. Littlefair
10.6*	Employment Agreement dated January 1, 2006, between the registrant and Richard R. Wheeler
10.7*	Employment Agreement dated January 1, 2006, between the registrant and James N. Harger
10.8*	Employment Agreement dated January 1, 2006, between the registrant and Mitchell W. Pratt
10.9*	Letter Agreement dated April 20, 2005, between the registrant and Warren I. Mitchell
10.10*	Letter Agreement dated October 15, 2003, between the registrant and Warren I. Mitchell
10.11*	Buyer's Order and Purchase Agreement with Inland Kenworth, Inc. dated April 12, 2006
10.12*	Stock Purchase and Buy-Sell Agreement dated February 1, 2006, between the registrant and the individuals and entities named therein
10.13*	ISDA Master Agreement, dated March 23, 2006, between the registrant and Sempra Energy Trading Corp.
10.14*	ISDA Credit Support Annex dated March 23, 2006, between the registrant and Sempra Energy Trading Corp.
10.15*	Trading Authorization dated March 23, 2006

10.16*	Guarantee dated March 23, 2006, by Boone Pickens in favor of Sempra Energy Trading Corp.
10.17*	Guarantee dated March 28, 2006, by Sempra Energy in favor of the registrant
10.18†*	LNG Sales Agreement dated May 23, 2003, between the registrant and Williams Gas Processing Company
10.19†*	Amendment to LNG Sales Agreement dated March 3, 2005, between the registrant and Williams Gas Processing Company
10.20*	Investment Advisory Agreement, dated July 24, 2006, between the registrant and BP Capital LP
10.21†*	Pickens Plant Purchase and Sale Agreement dated November 3, 2005
10.22*	$50 Million Revolving Promissory Note with Boone Pickens dated August 31, 2006
10.23*	Equity Option Agreement dated April 8, 2005 between the registrant and Boone Pickens
10.24*	Equity Option Agreement dated April 8, 2005 between the registrant and Perseus ENRG Investment, L.L.C.
10.25†*	Ground Lease dated November 3, 2006 between the registrant and U.S. Borax, Inc.
10.26*	Warrant to Purchase Common Stock dated December 28, 2006 issued to Boone Pickens
10.27*	Obligation Transfer and Securities Purchase Agreement dated December 28, 2006, between the registrant and Boone Pickens
10.28*	$100 Million Revolving Promissory Note with Boone Pickens dated November 15, 2006
10.29*	Letter agreement dated September 11, 2006 with Williams Gas Processing Company
10.30*	Investment Advisory Agreement dated March 9, 2007 between the registrant and BP Capital LP
21.1*	Subsidiaries
23.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
23.2	Consent of KPMG LLP
24.3*	Power of Attorney

*
Previously filed.

†
Confidential treatment requested.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
RISK FACTORS
Risks Related to Our Business and Industry
Risks Related to the Auction Process for this Offering
Risks Related to this Offering and Going Public
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Average California Retail Prices (Price per gasoline gallon equivalent)(1)
Representative Annual Per Vehicle Fuel Cost Savings by Fleet Market for California Based on Fuel Prices as of March 31, 2007
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to financial statements
Report of Independent Registered Public Accounting Firm
Clean Energy Fuels Corp. and Subsidiaries Consolidated Balance Sheets as of December 31,
Clean Energy Fuels Corp. and Subsidiaries Consolidated Statements of Operations Years ended December 31,
Clean Energy Fuels Corp. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Clean Energy Fuels Corp. and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2004, 2005 and 2006
Clean Energy Fuels Corp. and Subsidiaries Notes to Consolidated Financial Statements
Clean Energy Fuels Corp. and Subsidiaries Condensed Consolidated Balance Sheets December 31, 2006 and March 31, 2007
Clean Energy Fuels Corp. and Subsidiaries Condensed Consolidated Statements of Operations For the Three-Month Periods Ended March 31, 2006 and 2007 (Unaudited)
Clean Energy Fuels Corp. and Subsidiaries Condensed Consolidated Statements of Cash Flows For the Three-Month Periods Ended March 31, 2006 and 2007 (Unaudited)
Clean Energy Fuels Corp. and Subsidiaries Notes to Condensed Consolidated Financial Statements (Unaudited)
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
GLOSSARY OF KEY TERMS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS